digital consumers co-creation self-service personalization

growth momentum smart sourcing emerging economies innovation hubs

social contracts sustainable tomorrow green innovation resource efficiency

adaptability simplification collaboration smarter organizations

new commerce micro payments mobility inclusiveness

cloud-based computing intelligence pervasive computing sensor networks

affordability healthcare economy prevention patient-centric

Building tomorrow's enterprise

Annual Report 2009-10

Infosys®

POWERED BY INTELLECT
DRIVEN BY VALUES

What is not started today is never finished tomorrow.

– Johann Wolfgang von Goethe

Building tomorrow's enterprise

The future has a way of arriving unannounced, but winners are never taken by surprise. If the events of the last two years have brought us face to face with one reality, it is that enterprises need to be made future-proof. Even if the worst of times is behind us, the best of times will be ours only if we can seize the right opportunities.

In the changing world of today, opportunities have become inseparably linked with advances in IT. In our endeavor to future-proof the businesses of our clients, we at Infosys have identified seven key areas that are rapidly increasing in influence, and present great scope for IT-led innovations – Digital consumers; Emerging economies; Sustainable tomorrow; Smarter organizations;
New commerce; Pervasive computing; and Healthcare economy.

We believe that realizing the full potential of these drivers is important for tomorrow's enterprise to forge ahead of its competition. It is by bringing new thinking and technological breakthroughs into existing ecosystems that enterprises can emerge stronger out of the downturn, and go fortified into the next generation of business.

We hope to see you in a better tomorrow.

The year at a glance

Indian GAAP – standalone

in Rs. crore, except per share data

	2010	2009	Growth (%)
Financial performance			
Income	21,140	20,264	4.3
Gross profit	9,581	9,119	5.1
Operating profit (PBIDTA)	7,360	6,906	6.6
Profit after tax[1]	5,755	5,819	(1.1)
EPS[1] (par value of Rs. 5/- each) : Basic	100.37	101.65	(1.3)
Diluted	100.26	101.48	(1.2)
Dividend Per share	25.00	23.50	6.4
Financial position			
Capital expenditure	581	1,177	(50.6)
Fixed assets	4,188	4,414	(5.1)
Cash and cash equivalents [2]	14,804	10,289	43.9
Net current assets	13,131	12,288	6.9
Total assets	22,268	17,846	24.8
Debt	–	–	–
Net worth	22,036	17,809	23.7
Cash and cash equivalents / total assets (%)	66.5	57.7	–
Market capitalization	1,50,110	75,837	97.9

IFRS – consolidated

in Rs. crore, except per share data

Revenues	22,742	21,693	4.8
Gross profit	9,722	9,158	6.2
Operating income	6,910	6,421	7.6
Net income[3]	6,219	5,975	4.1
EPS[3] (par value of Rs. 5/- each) : Basic	109.02	104.89	3.9
Diluted	108.90	104.71	4.0

in US $ million, except per share data

Revenues	4,804	4,663	3.0
Gross profit	2,055	1,964	4.6
Operating income	1,460	1,374	6.2
Net income[3]	1,313	1,281	2.5
EPS[3] (par value of Rs. 5/- each) : Basic	2.30	2.25	2.2
Diluted	2.30	2.25	2.2

Notes : 1 crore equals 10 million

(1) Before exceptional Item

(2) Includes investment in liquid mutual funds of Rs. 3,507 crore for fiscal 2010.

(3) Includes income from sale of investments in OnMobile Systems Inc, USA of $11 million (Rs. 48 crore), net of transaction costs, for the financial year ended March 31, 2010.

IFRS Consolidated (in Rs. crore)



16,692
21,693
22,742
2008
2009
2010
Revenues
4,659
5,975
6,219
2008
2009
2010
Net income

IFRS – consolidated (in US $ million)



4,176
4,663
4,804
2008
2009
2010
Revenues
1,163
1,281
1,313
2008
2009
2010
Net income


Personalization
New Arrivals
Peer consultation
Co-creation
My wish list
Self-service

Digital consumers

In 1975, Meera Khanna visited an upmarket store in Delhi and bought a hair dryer. It was of one of the two brands sold in India at that time.

In 2010, Rini, her daughter, surfs the web, reads consumer reviews, scours the frequently asked questions, posts online queries, and finally orders the hair dryer of her choice from an online shopping mall.

Digital consumers are redefining the value propositions in every industry. The role of the consumer is no longer passive. These digital consumers seek ubiquitous connectivity, transparency and information. Peer influence plays a significant role in their purchase decisions. Digital consumers do not depend on the organization for many things; they depend on themselves and each other. **Self-service** is a trend that is sure to redefine how enterprises of tomorrow engage with their consumers. Whether it is customer service, information exchange, product reviews or buying decision, the notion of 'self-service' is gaining prevalence very rapidly.

Active, informed and assertive consumers are going to demand greater personalization in the way products and services are delivered to them. This is the end of macro-segments leading to the rise of **N=1**, or engaging with each consumer, one at a time. Digital engagement, by its very nature, allows enterprises to customize and personalize relationships with their consumers and prospects. Enterprises of tomorrow would have to use IT innovatively to ensure the effectiveness and economic viability of extensive personalization.

The value of deep engagement extends beyond personalization. What is exciting the enterprises the most is the ability to engage with their end-users through dialog, feedback and interaction in real-time, helping them gain consumer insights like never before. Today, an enterprise can have direct formal and informal contact with their consumers and prospects. Such large-scale daily conversations with consumers, coupled with unstructured data analytics, provide deep insights for enterprises. This makes them realize their dream to actively listen to the consumers and proactively involve them in the **co-creation** of new products and services.

We partner with our clients to get the best out of this new scenario by leveraging structured and unstructured analytics, facilitating an active interface between enterprises and their next-generation consumers through social networks, and by formulating innovative platforms for co-opting the new.

Emerging economies

We are witnessing a reverse trend in innovative solutions from emerging economies making an impact on businesses in the advanced markets. ICICI is India's second largest bank with an asset base of about US $81 billion (as on March 2010) and over 20 million customers. It is expanding its international business in countries such as the United Kingdom, United States, Germany and Canada through a variety of service delivery channels including internet and mobile banking. Supporting its international growth plan is our universal banking solution, Finacle™.

Our solution enabled ICICI Bank achieve competitive advantage by a rapid roll-out of new products and faster customer service through multiple self-service platforms. The bank is now managing its global operations by delivering rich customer experience across channels, centralizing processing hubs and ushering in automation to excel in a multi-country environment.



Innovation hubs
Growth momentum
Smart sourcing

Emerging economies now provide global enterprises the opportunity to engage with millions of consumers for new products and services. Enterprises need to re-engineer their business processes and technology platforms for their suitability to build **growth momentum** in emerging economies. The traditional approach of adopting standardized processes and systems from the developed economies poses significant challenges in these markets. For example, the innovative application of mobile technology and web-based services has led to the development of new products, services and business models for the emerging economies.

Successful enterprises are opening up their innovation processes and are collaborating with complementary ecosystem partners. Enterprises need to nurture and develop their innovation capabilities in emerging economies and not transport and localize the products and services developed elsewhere. Each of the emerging economies needs its own **innovation hubs** to respond rapidly to the differing needs, maturity and price points. For example, the ability to integrate product lifecycle management and supply chain management data is helping enterprises manage organizational information effectively across the industry value chain.

Enterprises are disaggregating and globalizing their innovation processes. Emerging economies are attractive destinations for **smart sourcing** because enterprises are moving independent work modules to locations based on factors such as availability of the right talent, cost, consumer proximity and co-location with manufacturing facilities. However, they need to shift the mindset from 'owning the resources' to working through networks to leverage the talent and resources available in emerging economies. The new technology and innovation hotspots are the emerging economies. Enterprises need to leverage emerging technologies with the right set of ecosystem partners. Doing so will pay them rich dividends now and in the future.


Intelligent buildings
Water management
Resource efficiency

Sustainable tomorrow

In 2008, a reputed confectionery company based in the U.S. reduced its carbon footprint by 20%. The company's complex distribution network in Western Europe covered more than 44 million kilometers a year in shipments. Analyzing shipment data and using it to modify logistic operations helped the company evolve business practices that cause least harm to the environment.

Can we afford to take sides today in the conflict between global economic and global environmental interests? It is beyond debate now that we must invest in a sustainable tomorrow, in a world that is threatened with extinction by its inhabitants recklessly disturbing its unique and delicate balance.

Businesses have a significant impact on the environment through their use of energy and other environmental resources, and the emissions from their operations. Society, in the form of markets, governments, investors, the local community and employees, demands demonstration of concern and action from businesses. Hence, businesses have an unwritten **social contract** to factor environment as an important dimension of their operations and products. At the same time, governments of emerging economies and developing countries have a responsibility towards their citizens to ensure that environmental sustainability is achieved in a climate of continued economic growth.

Rising costs and scarcity of energy and resources impact long-term economic sustainability of businesses, and are among the top pressures driving their sustainability agenda. Improving energy efficiency and reducing **resource intensity** is often the first and most important step toward achieving sustainability. This is driving the focus around energy efficiency in operations, transport, buildings, devices, equipment and in harnessing alternate energy sources.

Technology is emerging as a key enabler in managing resource usage and efficiency. We have used technology to measure and monitor energy consumption data at granular levels in our campuses. Insights gained from analysis of this data enabled focused initiatives resulting in a per capita saving of 10% in energy consumption and energy bills over the last year.

Addressing issues of environmental sustenance and resource conservation without impacting growth calls for what can be termed as **'green innovation'**. Enterprises can drive their 'go green' goals through innovations in IT, communications, engineering and in materials and processes while also opening up newer possibilities for growth. We use our technology and innovation capabilities to offer solutions to clients in areas such as Smart Grid, Intelligent Building Design and Management, and Green Logistics, in conjunction with partnerships and alliances that bring complementary capabilities. Incidentally, it was Infosys that provided the analytics solution that helped the American confectionery company reduce its carbon footprint.


Smarter collaboration
Speed of response
Problem solved
Simplify
Business intelligence
Complex hierarchical models

Smarter organizations

The existing IT system was proving to be too slow for the scale and complexity of operations at the offices of a major American logistics and mail services company. The information delays were affecting its revenue collection, customer satisfaction and operational efficiency. The company was looking for a 'cost and time-effective' solution. We developed just the right solution, thus reducing the delay from eight hours to 15 minutes for 200,000 daily checkpoints. It also helped the company track the business processes and provide timely customer updates. In addition, the revenue cycle was reduced through on-time capture of checkpoints for 30,000 daily shipments.

As an enterprise expands in terms of products, locations, employees and suppliers, and finds ways to meet the needs of increasing regulations, its operations get more and more complex. This also leads to duplication of work and loss of knowledge. In recent times, several enterprises have realized that the slide in their revenue or productivity is the result of their complexities rather than external factors. Simplification reduces risks and frees up cash. IT-led innovation should **simplify** and create a single digital nervous system for the enterprises to enable faster flow of information. Single instances, virtualization and legacy modernization are some of the most important candidates for simplification. Technologies exist, what we need is the commitment to innovate and simplify.

In today's dynamic business environment, enterprises have to **collaborate and learn** faster than ever before. Traditional methods of knowledge exchange are no longer sufficient for today's global enterprises. Technology makes it possible for people across the globe to collaborate, exchange thoughts and have an immersive experience in an informal learning environment. Together, these improve comprehension and enhance retention – which goes towards creating a smarter organization. And, beyond this, IT makes it possible to infuse the right knowledge to the right person, at the right time. Through personalization, smarter organizations are reducing the information clutter and realizing significant gains in workforce productivity.

To sustain and succeed in uncertain times, enterprises need to continually **adapt** to the rapidly changing market conditions. Technology can help model, track and optimize results. Smarter organizations integrate planning and performance management processes, systems and metrics with their corporate architecture. They link business goals, predictive models and day-to-day activities with real-time data through connected systems. This provides them with an enhanced ability to understand the present and predict the future – thus reducing uncertainty. It enables smart organizations to make fact-based decisions dynamically and rapidly to increase their probability of success.

New commerce

A barber in Bangladesh could not afford the rent for a shop space. So he bought a mobile phone and a motorbike instead, scheduling appointments by phone and going to his clients' homes. This was more convenient for clients and he was able to serve a larger client base and charge higher fees.

Mobility is opening up new business possibilities. Digitization and Virtualization are overcoming the geographic barriers for the knowledge-driven industry. Business treaties among countries are causing talent to be mobile. In emerging economies for instance, where penetration of credit cards is low, approximately four billion people have mobile phones. With mobile phones now so commonplace, new opportunities beckon. Mobile money, for instance, allows cash to travel as quickly as a text message.

Common payment areas are coming of age in countries that have huge volumes of trade and closely integrated financial systems. The European Union has already set up the Single European Payment Area. China is calling for the introduction of a new reserve currency. The Gulf Cooperation Council is contemplating a common currency for its member states. All this points to a new order where trade transactions, payments and banking systems will be harmonized and made seamless across borders.

With the evolution of technology, consumer behavior is changing like never before – consumers increasingly want to pay for a song and not for the entire album; someone wants an article and not the entire book. Sellers are responding by inventing new ways to address **micro** demands. Typical instruments like credit cards find it tough to enable purchases below US $1. Opportunities in micro payments lie in enabling technology to support a huge volume of low-value transactions.

Small-value transactions usher in an **inclusive** commerce – microfinance and rural banking have emerged as bottom-of-the-pyramid commerce solutions. There are about 1.7 billion working adults in the world who earn less than US $2 a day, and have no access to basic banking and financial services. This is the long tail of banking that can be tapped and served. Microfinance is spreading into developed economies too – institutions from the developing world are opening microfinance branches in countries such as the U.S. Incidentally, Finacle™ is deployed across 2,000 branches of regional rural banks in India, leading the financial inclusivity initiatives in the country.

Technology has morphed commerce in a manner that has made it mobile, enabled it to shrink to micro chunks and crisscross into the lives of more people like the barber from Bangladesh.



BANK
Micro payments
99¢
Mobile money
SENT
RCVD
Banking the unbanked


Context aware
JUST IN
Predictive analytics
Ubiquitous
Sensor networks

Pervasive computing

A pill, containing medicine and a tiny digestible sensor made from food ingredients and capable of transmitting wireless messages like a cellphone, may soon help remind patients about missed drug doses. Proteus Biomedical, a California-based company pursuing intelligent health products, has developed Ingestible Event Markers (IEM) – tiny, digestible sensors activated by stomach fluids after they are swallowed.

– The Telegraph, Calcutta, February 4, 2010

Can you close your eyes and think of everything around you, yourself included, as a computer? This would perhaps be the simplest way to convey the idea of pervasive or ubiquitous computing. The term Pervasive Computing was first popularized by Mark Weiser in his seminal 1991 paper, 'The Computer for the 21st Century', that described his vision of ubiquitous computing. Weiser's version of Pervasive Computing related to the creation of environments involving computing and communication capability, which seamlessly integrated with end users.

Pervasive computing is one of the major pillars on which tomorrow's enterprises are being built. By turning nearly everything into a computing device, pervasive computing is making it imperative for enterprises to reach their end users through a multitude of devices – both wired and wireless. Users in turn are accessing content and applications through multiple channels as well as social networks, resulting in an exponential growth of data that need to be constantly monitored and analyzed.

Intelligent enterprises are drawing inferences as well as key decision points by analyzing data about their customers, competitors, vendors, markets, products as well as services. Enterprises are able to garner localized, specific intelligence using **sensor networks**, thereby enabling them to develop innovative products and services that are better aligned to market needs.

As computer technology progresses further, virtually everything, from the coffee mug to the human body, can be embedded with a chip or sensor that will record, store and provide data while integrating with other devices and networks in real time. Just-in-time computing and storage using **cloud-based computing** platforms and services are resulting in commoditization of infrastructure thereby enabling enterprises to optimize computing and storage power.

We are working towards leveraging the Software as a Service (SaaS) platform for our Finacle™ Core Banking solution. This helps our banking clients that operate in a specific geography or with a specific line of function like deposit products. The implementation mode promises easy deployment that is highly critical for our banking clients venturing into new markets and exploring additional avenues for business, with focused product lines.

Healthcare economy

A Fortune 500 retail company is known for its innovative employee healthcare offerings. It surprised market observers by managing to keep its healthcare cost flat from 2005 to 2009. The company realized that 70% of its healthcare costs were the result of lifestyle patterns, and 74% of these costs could be attributed to four largely preventable chronic conditions: cardiovascular disease, cancer, diabetes and obesity. It encouraged its employees to adopt healthy lifestyles by reducing the annual premium (by US $780 for the individual and US $1,560 for the family) if an employee passed all the tests for preventable conditions. The company estimates that the U.S. can save $800 billion by adopting a similar approach.

Does the demand and consumption of healthcare affect the economy? Issues related to scarcity in health-related amenities, and the social causes of health-affecting lifestyle and behavior might significantly alter the economics of the healthcare sector. Cost, inconsistent quality and accessibility are some of the key challenges in healthcare delivery across economies. The **affordability** of healthcare is affected by factors like rising elderly population living well beyond their earning years, and increased incidence of chronic diseases, among others. According to experts, 30% of the healthcare delivered in the U.S. is unnecessary. IT can minimize errors and redundant diagnostic tests and treatments, while ensuring better healthcare delivery through patient data analytics, evidence-based medication, paperless transactions, etc.

Current healthcare practices focus on symptoms and regard the patient as a passive recipient of service. **Patient-centric** care has to consider the patients' values, involve them in clinical decisions, offer information and ensure transparency and self-care. With IT integration, patients can be accorded personal attention through seamless communication and interactions with their care providers.

As healthcare costs rise, consumers are looking for healthy alternatives in everything they consume. Enterprises are promoting healthy work life, insurers and providers are offering programs that support wellness, prevention, and early detection. **Prevention** is another focus area. A significant portion of future healthcare spending will be on vaccines, genome sequencing and other means of preventing chronic conditions. Several healthcare providers have enlisted social media to promote preventive healthcare. Bioinformatics and patient data analytics would play a critical role in improving prevention statistics. The shift from cure to prevention provides a huge opportunity for investing in wellness. The trend of considering healthcare across sectors such as manufacturing, retail, financial services, travel and tourism has already begun to transform established business models.

Our expertise in software and technology R&D was used in the initiative led by the Council of Scientific and Industrial Research (CSIR) to develop Genome Informatics on the tuberculosis bacterium. We aim to use similar expertise to coordinate between multiple players in the healthcare sector, thus enabling our clients to get maximum benefits from the major shifts in the sector.


Affordable
Instant diagnosis
Pharma
Insurance
Mobile medical kiosk
Patient-centric



S. D. Shibulal
Chief Operating Officer and Director

S. Gopalakrishnan
Chief Executive Officer and Managing Director

Letter to the shareholder

Dear Shareholder,

Fiscal 2010 was a tough year for the industry. The economic environment became challenging in all the major markets where we operated. We guided a decline in revenues and profits in US Dollar terms for the year as most of our customers decelerated their businesses. Our greater client focus and a flexible operational and financial model, however, enabled us to surmount the challenges and emerge stronger from the downturn.

We concluded fiscal 2010 with an excellent quarter that confirmed the return of growth for our clients and us. Our consolidated revenues for fiscal 2010 stood at Rs. 22,742 crore, a year-on-year growth of 4.8%. The profit after tax and exceptional item for the year was Rs. 6,266 crore, a year-on-year growth of 4.6%. As per the International Financial Reporting Standards (IFRS), our annual revenues for fiscal 2010 were US $4,804 million, a year-on-year growth of 3.0%. The net income as per IFRS was US $1,313 million, a year-on-year growth of 2.5%.

We are happy to announce a final dividend of Rs. 15.00 per equity share (equivalent to US $0.33 per American Depositary Share (ADS) at the prevailing exchange rate of Rs. 44.90 per US$). The dividends are payable on the equity shares / ADSs outstanding as on record date, at the prevailing exchange rate on the payment date, and are subject to approval by the shareholders.

Our strategy of investing in capability building, Research & Development, IP-based solutions and the new markets collectively brought about the robust performance of fiscal 2010. Infosys and its subsidiaries added 141 clients and 27,639 employees (gross) in fiscal 2010. The contribution of North America and the Rest of the World to our revenues grew to 65.8% and 10.0%, respectively. The number of our million-dollar clients grew to 338 in fiscal 2010. Even while being cautious about the economic environment, our clients are beginning to invest in business.

During the tough economic environment, we focused our efforts on gaining the knowledge and capabilities to build tomorrow's enterprises. So, when the financial tide turned, our clients identified with this roadmap and partnered with us to be empowered in the future. A global auto leader engaged us to formulate its Enterprise Mobility strategy to help optimize internal operations and present on-demand information to its customers. We are helping a leading North American cable operator launch next-generation home gateway devices for voice and data services. Earlier in the year, our India Business Unit won the eBiz Project from the

Department of Industrial Policy and Promotion, Ministry of Commerce and Industry, Government of India. The scope of work included designing and developing the eBiz platform, establishing the support IT infrastructure, implementing, maintaining and expanding the eBiz solution and services for the next ten years.

Digital consumers, today, are a phenomenal business entity. We have an array of services and solutions to enable clients serve the all-powerful consumers better. Early in fiscal 2010, a leading manufacturer and marketer of beauty care products selected us to enhance its trade promotion effectiveness. The client is using our advanced category analytics solution to help improve its pricing, promotions and category management decisions. We partnered with a telecom major to launch a Mobile Application Store. Powered by Flypp™, our 'Ready-to-Launch' application platform, the store offers a bouquet of applications drawn from an Infosys-managed ecosystem of Independent Software Vendors and innovators in India and across the globe. A manufacturer is implementing the Infosys Supply Chain Visibility and Collaboration Suite as part of its enterprise-wide initiative on sourcing business intelligence and spends analysis.

Providing the latest services and solutions in the Healthcare and Life Sciences sectors has been our focus. Earlier in the fiscal, we introduced the iTransform™ Product Suite, that delivers an end-to-end cost-effective offering for managing the transitions to the 5010 version of the HIPAA standard transactions and ICD-10 coding systems. We are designing and implementing a research informatics system for a leading biotechnology company to accelerate discovery research. We are using our Scientific Innovation Solution for knowledge collaboration in this engagement.

The emerging economies are an exciting reality today, fast changing the global business dynamics. Innovation, talent and technology are now being shaped and led by them. Early in the fiscal, we launched a new Consulting and Systems Integration practice across Australia and New Zealand. Later in the fiscal, we opened our second Latin American Development Center in Monterrey, Mexico, offering global, near-shore and Latin American clients a range of IT services including Business and IT Consulting, BPO, Packaged Solutions Implementation and Infrastructure Management.

We have been always committed to growing responsibly. We are working to minimize waste and the consumption of energy and fresh water as well as preserve the natural habitat. We have established a Green Initiatives group at Infosys that is focused on developing infrastructure which will not only fulfill our needs but also support the ecology. In the last two years, we have been able to achieve more than 17% reduction in per capita energy consumption. The new projects at our Indian campuses such as Mysore, Thiruvananthapuram, Mangalore and Hyderabad are being designed as per the Leadership in Energy and Environmental Design (LEED) standard. Our employees are involved in various eco-friendly activities through Eco Groups which have been formed to raise environmental consciousness. We are also working with policymakers to promote renewable energy in the country. From services and solutions that reduce our clients' carbon footprint to converting our employees into environmental change agents, we are working towards scripting an enduring success story.

Appreciation and accolades from our customers, industry bodies and the media always corroborate the confidence we have in our strengths and capabilities. Recently, we were named among the top 10 Outsourcing / IT Integration providers and a favorite for customer experience, for the third time in the Annual Consumer Goods Technology Reader's Choice Survey. Honoring us for our customer-focused practices in managing large outsourcing projects, the Outsourcing Institute and Vantage Partners conferred on us the 'Best in Show' and the 'Best Partnership' awards.

Closing a challenging year, we raise a toast to all our stakeholders who have always stood by us: you, our shareholders, clients, governments of various countries, partners and employees. We thank you for your continued support and look forward to the same in the future.

S. Gopalakrishnan	S. D. Shibulal
Chief Executive Officer and Managing Director	Chief Operating Officer and Director

Bangalore
April 13, 2010

Contents

The Infosys Board of Directors



Location: Infosys Global Education Center II, Mysore, India

Standing:

- **Srinath Batni** – Director and Head – Delivery Excellence
- **Sridar A. Iyengar** – Independent Director
- **Dr. Omkar Goswami** – Independent Director
- **K. Dinesh** – Director and Head – Communication Design Group, Information Systems, and Quality & Productivity
- **Claude Smadja** – Independent Director
- **Prof. Jeffrey S. Lehman** – Independent Director
- **S. D. Shibulal** – Chief Operating Officer and Director
- **T. V. Mohandas Pai** – Director and Head – Administration, Education & Research, Finacle, Human Resources Development, and Infosys Leadership Institute
- **Prof. Marti G. Subrahmanyam** – Lead Independent Director
- **David L. Boyles** – Independent Director

Sitting:

- **K.V. Kamath** – Independent Director
- **Deepak M. Satwalekar** – Independent Director
- **N. R. Narayana Murthy** – Chairman and Chief Mentor
- **S. Gopalakrishnan** – Chief Executive Officer and Managing Director
- **Rama Bijapurkar** – Independent Director



The Infosys Executive Council
Location: Infosys Global Education Center II, Mysore, India

Back row:

Subhash B. Dhar
Senior Vice President – Communications, Media & Entertainment, Global Sales, Alliances & Marketing, and Independent Validation Solutions

Chandra Shekar Kakal
Senior Vice President – Enterprise Solutions

B. G. Srinivas
Senior Vice President – Manufacturing, Product Engineering, and Product Lifecycle & Engineering Solutions

Ashok Vemuri
Senior Vice President – Banking & Capital Markets, and Strategic Global Sourcing

V. Balakrishnan
Chief Financial Officer

Front row:

T. V. Mohandas Pai
Director and Head – Administration, Education & Research, Finacle, Human Resources Development, and Infosys Leadership Institute

K. Dinesh
Director and Head – Communication Design Group, Information Systems, and Quality & Productivity

Srinath Batni
Director and Head – Delivery Excellence

S. D. Shibulal
Chief Operating Officer and Director

S. Gopalakrishnan
Chief Executive Officer and Managing Director

Board and committees

Infosys Technologies Limited

The Board of Directors

N. R. Narayana Murthy
Chairman and Chief Mentor

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Prof. Marti G. Subrahmanyam
Lead Independent Director

Deepak M. Satwalekar
Independent Director

Dr. Omkar Goswami
Independent Director

Rama Bijapurkar[1]
Independent Director

Claude Smadja
Independent Director

Sridar A. Iyengar
Independent Director

David L. Boyles
Independent Director

Prof. Jeffrey S. Lehman
Independent Director

K. V. Kamath
Independent Director

K. Dinesh
Director and Head – Communication Design Group, Information Systems, and Quality & Productivity

T. V. Mohandas Pai
Director and Head – Administration, Education & Research, Finacle, Human Resources Development, and Infosys Leadership Institute

Srinath Batni
Director and Head – Delivery Excellence

Executive Council

S. Gopalakrishnan
Chief Executive Officer and Managing Director
Head – Executive Council

S. D. Shibulal
Chief Operating Officer and Director

K. Dinesh
Director and Head – Communication Design Group, Information Systems, and Quality & Productivity

T. V. Mohandas Pai
Director and Head – Administration, Education & Research, Finacle, Human Resources Development, and Infosys Leadership Institute

Srinath Batni
Director and Head – Delivery Excellence

V. Balakrishnan
Chief Financial Officer

Ashok Vemuri
Senior Vice President – Banking & Capital Markets, and Strategic Global Sourcing

Chandra Shekar Kakal
Senior Vice President – Enterprise Solutions

B. G. Srinivas
Senior Vice President – Manufacturing, Product Engineering, and Product Lifecycle & Engineering Solutions

Subhash B. Dhar
Senior Vice President – Communications, Media & Entertainment, Global Sales, Alliances & Marketing, and Independent Validation Solutions

[1] *Ceased to be a Director with effect from April 13, 2010*

Board Committees[2]

Audit committee

Deepak M. Satwalekar
Chairperson

Prof. Marti G. Subrahmanyam

Sridar A. Iyengar

K. V. Kamath

Compensation committee

K. V. Kamath
Chairperson

Dr. Omkar Goswami

David L. Boyles

Prof. Jeffrey S. Lehman

Nominations committee

Prof. Jeffrey S. Lehman
Chairperson

Deepak M. Satwalekar

K. V. Kamath

Investor grievance committee

Dr. Omkar Goswami
Chairperson

Deepak M. Satwalekar

Prof. Marti G. Subrahmanyam

Risk management committee

David L. Boyles
Chairperson

Dr. Omkar Goswami

Sridar A. Iyengar

Prof. Jeffrey S. Lehman

Subsidiaries

The Board of Directors

Infosys BPO Limited

T. V. Mohandas Pai
Chairperson

D. Swaminathan
Chief Executive Officer and Managing Director

Jayanth R. Varma
Independent Director

Sridar A. Iyengar
Independent Director

S. D. Shibulal
Director

Eric S. Paternoster
Director

B. G. Srinivas
Director

Infosys Technologies (Sweden) AB

S. D. Shibulal
Chairperson

B. G. Srinivas
Director

Eric S. Paternoster
Director

Rajesh Krishnamurthy
Director

[2] *As of April 13, 2010*

Infosys Technologies (China) Co. Limited

S. D. Shibulal
Chairperson

N. R. Narayana Murthy
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

T. P. Prasad
Director

V. G. Dheeshjith
Director

Ashok Vemuri
Director

Infosys Technologies (Australia) Pty Limited

K. Dinesh
Chairperson

Jacqueline Korhonen
Chief Executive Officer and Managing Director

Srinath Batni
Director

U. B. Pravin Rao
Director

Subhash B. Dhar
Director

V. G. Dheeshjith
Director

Infosys Consulting Inc

S. D. Shibulal
Chairperson

Stephen Pratt
Chief Executive Officer and Managing Director

Raj Joshi
Director

N. R. Narayana Murthy
Director

Ashok Vemuri
Director

Chandra Shekar Kakal
Director

B. G. Srinivas
Director

Infosys Technologies S. de R. L. de C. V.

Ashok Vemuri
Sole Manager

Infosys Public Services Inc

Prof. Jeffrey S. Lehman
Chairperson and Independent Director

Ashok Vemuri
Director and President

S. D. Shibulal
Director

T. V. Mohandas Pai
Director

To the members,

We are delighted to present the report on our business and operations for the year ended March 31, 2010.

1. Results of operations

in Rs. crore, except per share data

	2010	2009
Income from software services and products	21,140	20,264
Software development expenses	11,559	11,145
Gross profit	9,581	9,119
Selling and marketing expenses	974	933
General and administration expenses	1,247	1,280
Operating profit before interest and depreciation (PBIDTA)	7,360	6,906
Interest	–	–
Depreciation	807	694
Operating profit before tax	6,553	6,212
Other income, net	919	502
Net profit before tax	7,472	6,714
Provision for taxation	1,717	895
Net profit after tax and before exceptional item	5,755	5,819
Income on sale of investments, net of taxes[1]	48	–
Net profit after tax and after exceptional item	5,803	5,819
Profit and Loss account balance brought forward	10,305	6,642
Less: Residual dividend paid	–	1
Dividend tax on the above	–	–
Amount available for appropriation	16,108	12,460
Dividend		
Interim	573	572
Final	861	773
Total dividend	1,434	1,345
Dividend tax	240	228
Amount transferred to general reserve	580	582
Amount transferred to capital reserve	48	–
Balance in Profit and Loss account	13,806	10,305
EPS before exceptional item[2]		
Basic	100.37	101.65
Diluted	100.26	101.48
EPS after exceptional item[2]		
Basic	101.22	101.65
Diluted	101.10	101.48

Notes: 1 crore equals 10 million.

(1) Income from sale of investments in OnMobile Systems Inc, USA, net of taxes and transaction costs.

(2) Equity shares are at par value of Rs. 5/- each.

2. Business

Our total income increased to Rs. 21,140 crore from Rs. 20,264 crore in the previous year, at a growth rate of 4.3%. Our software export revenues aggregated to Rs. 20,871 crore, up by 4.3% from Rs. 20,004 crore in the previous year. Of these, 67.9% of the revenues came from North America, 22.2% from Europe and 9.9% from the Rest of the World.

Our revenues from the Rest of the World have increased from Rs. 1,821 crore to Rs. 2,068 crore, with a growth rate of 13.6% which is higher than that of the other regions. The share of fixed-price component of the business was 40.8%, compared to 37.6% during the previous year.

Our gross profit amounted to Rs. 9,581 crore (45.3% of revenue) as against Rs. 9,119 crore (45.0% of revenue) in the previous year. The onsite revenues decreased from 49.3% in the previous year to 48.7% in the current year. The onsite person-months comprised 26.1% of the total billed efforts, compared to 28.4% during the previous year. The Profit Before Interest, Depreciation, Taxes and Amortization (PBIDTA) amounted to Rs. 7,360 crore (34.8% of revenue) as against Rs. 6,906 crore (34.1% of revenue) in the previous year. Sales and marketing costs were 4.6% of our revenue for the years ended March 31, 2010 and March 31, 2009. General and administration expenses decreased from 6.3% in the previous year to 5.9% in the current year. We continue to reap the benefits of economies of scale. The net profit after tax was Rs. 5,803 crore (27.5% of revenue) as against Rs. 5,819 crore (28.7% of revenue) in the previous year. The net profit for the year includes income from sale of investments in OnMobile Systems Inc, USA, of Rs. 48 crore, net of taxes and transaction costs.

We seek long-term partnerships with clients while addressing their IT requirements. Our customer-centric approach has resulted in high levels of client satisfaction. We derived 97.3% of our revenues from repeat business. This means that our valued and sustainable client partnerships have contributed to revenues during the previous fiscal year also. We along with our subsidiaries added 141 new clients, including a substantial number of large global corporations. The total client base at the end of the year stood at 575. Further, we have 338 million-dollar clients (327 in the previous year), 159 five-million-dollar clients (151 in the previous year), 97 ten-million-dollar clients (101 in the previous year), 26 fifty-million-dollar clients (20 in the previous year), and 6 hundred-million-dollar clients (4 in the previous year).

During the year, we added 28.61 lakh sq. ft. of physical infrastructure space. The total available space now stands at 255.04 lakh sq. ft. The number of marketing offices as at March 31, 2010 was 65 as compared to 55 in the previous year.

3. Subsidiaries

We have eight subsidiaries: Infosys BPO Limited, Infosys Technologies (Australia) Pty Limited, Infosys Technologies (China) Co. Limited, Infosys Consulting Inc, Infosys Technologies S. de R. L. de C. V., Infosys Technologies (Sweden) AB, Infosys Tecnologia DO Brasil LTDA and Infosys Public Services Inc, USA. We have six step-down subsidiaries: Infosys BPO s.r.o., Infosys BPO (Poland) Sp.Z.o.o, Infosys BPO (Thailand) Limited, McCamish Systems LLC, Mainstream Software Pty Limited and Infosys Consulting India Limited.

During the year, Infosys BPO acquired 100% voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based at Atlanta, U.S. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of Rs. 173 crore and a contingent consideration of Rs. 67 crore. The acquisition was completed during the year and accounted as a business combination which resulted in goodwill of Rs. 227 crore.

As per Section 212 of the Companies Act, 1956, we are required to attach the Directors' report, Balance Sheet, and Profit and Loss account of our subsidiaries. We had applied to the Government of India for an exemption from such an attachment as we present the audited consolidated financial statements in the Annual Report. The Government of India has granted us an exemption from complying with Section 212. Accordingly, the Annual Report does not contain the financial statements of these subsidiaries. The audited annual accounts and related information of subsidiaries, where applicable, will be made available upon request. These documents will also be available for inspection during business hours at our registered office in Bangalore, India. The same will also be hosted on our website, www.infosys.com

4. Finacle™

Finacle™ from Infosys partners with banks across the globe to power their innovation agenda, enabling them to differentiate their products and services, enhance customer experience and achieve greater operational efficiency. Finacle solutions address world-wide banking needs such as core banking, wealth management, Customer Relationship Management (CRM), Islamic banking and treasury requirements of retail, corporate and universal banking. Finacle solutions also empower banks with multiple sales, service and marketing channels including e-banking, mobile banking and call centers. Recently, Finacle™ has launched a slew of innovative offerings including Finacle Advizor, Finacle Treasury-in-a-box, Finacle Core Banking for regional rural banks, and Finacle Financial Inclusion solutions. These offerings make Finacle™ a strong innovation-facilitator enabling banks to accelerate growth, while maximizing value from their large-scale business transformation.

Finacle™ is the chosen solution in over 130 banks across 65 countries, helping them serve more than 30,000 branches. These include over 2,000 branches of regional rural banks in India which are leading the financial inclusion initiative in the country. Independent reports by renowned research firms have positioned Finacle™ among the leaders in the global evaluation of retail core banking solution vendors. Finacle™ is one of the most scalable core banking solutions in the world with an unparalleled performance benchmark of 104 million effective transactions per hour (29,010 ETPS).

5. Quality

We continue our journey toward excellence with a critical focus on Quality and Productivity with significant investments in quality programs. In May 2009, Infosys BPO was certified for eSCM – SP ver 2.0 level 5, the eSourcing Capability Model for Service Providers developed by a consortium led by Carnegie Mellon University's Information Technology Services Qualification Center. We were the fourth in the world to receive this certification. We continue to focus on surveillance audits in ISO certifications such as ISO 9001-TickIT, ISO 27001, ISO 20000, ISO 13485, ISO 140001, OHSAS, TL 9000 and AS 9100.

Our quality department manages large change management initiatives to drive Quality and Productivity improvements across the organization. The institutionalization of these large initiatives are managed through the balanced scorecard and Infosys Scaling Outstanding Performance (iSOP) program.

The quality department in collaboration with multiple stakeholders across the organization developed a framework called Business Value Articulation which ensures alignment of our approaches to deliver value to our customers. Some of the key improvement initiatives are:

- Infy Swift – Our differentiated methodology for Global Delivery Model (GDM) enabled short-cycle delivery approach with 'Best Practices of iterative' and 'Predictable Infosys Process' to achieve faster time to market
- ESTEEM (Estimation CoE) – Our drive to standardize estimation techniques and models for various service lines and implementation of the same
- TRANSCEED – Our initiative to enhance program management capabilities, including development of integrated systems and tools, relevant enabling / certification and ecosystem for collaboration / knowledge exchange
- ASCENT – Our effort to provide a robust and integrated platform for account management that further facilitates account planning, monitoring and reviews
- Prosper – A differentiated methodology for driving excellence in production support services
- TIDE – Total Integrated Delivery Environment which ensures robust way of executing projects in various technologies
- BrITe – We continue to focus on Business Results Impact @ Infosys Technologies that uniquely blends IT-specific Six Sigma approach with statistical predictive modeling. This addresses diverse business critical parameters and provides breakthrough improvements.

6. Software Engineering and Technology Labs (SETLabs)

SETLabs at Infosys is the center for applied technology research in software engineering and enterprise technology. SETLabs leverages emerging technologies for improving engineering effectiveness and developing client-focused business solutions. During the year, SETLabs built and enhanced several solutions, frameworks, tools and methodologies in the areas of software engineering, high performance and grid computing, cloud computing, convergence technologies, knowledge-driven information systems and Web 2.0.

During the year, more than 60 articles were published by SETLabs researchers in leading journals, magazines and conference proceedings. SETLabs Briefings, a highly respected peer-reviewed journal, published multiple issues related to areas like Next Generation Enterprise Packages, Cloud Computing, Enterprise Level Business Architecture, Knowledge Engineering and Management, Collaboration, Web 2.0, and Performance Engineering in this fiscal year. SETLabs collaborated with leading national and international universities such as the University of Southern California, Indian Institute of Technology, Bombay, and Monash Research Academy.

During the year, SETLabs' IP Cell filed 31 patent applications in the United States Patent and Trademark Office (USPTO) and Indian Patent Office. We now have an aggregate of 224 patent applications pending in India and the U.S. and the USPTO has granted nine patents.

7. Branding

We believe that the 'Infosys' brand is one of the most important intangible assets that we own. During this fiscal year, we have been appreciated by the following bodies as a recognition of how we operate and conduct business:

- Ranked as the most admired company in India according to the Wall Street Journal survey
- Ranked among the 50 most respected companies in the world by Reputation Institute's Global Reputation Pulse 2009
- Ranked among the top 25 companies in Business Week's InfoTech 100
- Ranked among the top 25 companies in the world for developing leaders by Fortune / Hewitt
- Ranked as the best company to work for in India by Business Today's ninth survey of 'Best Companies to Work For'.

Industry analysts rated us highly in reports on our key services and markets. The services for which we were rated highly include Service Oriented Architecture, Oracle Service providers, Comprehensive Finance and Accounting Business Process Outsourcing, and also for the Finacle™ product suite.

We had over a million visits to our blogs on business and technology related topics on our website www.infosys.com during the year. Our employees contributed and published several thought leadership articles across various industry fora and publications. We leveraged social media platforms and engaged with our stakeholders and investors on YouTube, SlideShare, Twitter and Facebook.

Leading global publications wrote about us, our leadership, our talent and our performance. We continued to have leadership presence at premier industry events like Oracle® Open World and Sapphire. Our annual client events in the U.S. and Europe were well attended, and highly appreciated. At the World Economic Forum in Davos, Switzerland, our lunch panel discussion witnessed a full audience and the evening get-together hosted by us was attended by some of the most influential and powerful global business leaders.

8. Awards and recognition

As we pursue excellence relentlessly, we are delighted to receive several global recognitions and awards. This fiscal year we were:

- Ranked among the best in investor relations in the APAC region
- Received the Gold Award for Investor Relations in Technology in the U.S. in the 'Asset Triple A Corporate Awards'
- Ranked as the most sought-after company in India by Business Today Survey
- Received the award for excellence in inclusivity instituted by the American Society for Training & Development (ASTD)
- Honored with the Oracle Titan Partner Award at Oracle® Open World 2009 event
- Received the Excellence Award for Diversity Hiring Initiatives for Infosys BPO
- Listed on Forbes Asian Fabulous 50 for the fourth consecutive year
- Recognized as one of 'India's Best Companies to Work For' in a survey conducted by Great Place to Work® Institute
- Listed in Fortune's 100 fastest-growing companies
- Ranked as the Best Outsourcing Partner by the Waters Rankings 2009
- Listed among best companies for leaders by Hay Group and Chief Executive Magazine
- The sole company from India to be featured in the Top 25 list of Business Week's InfoTech 100
- Received the distinction of having one of the 'Best Ranked Online Annual Reports in Greater China & Asia / Pacific' at IR Global Rankings 2009.

9. Capital expenditure

During the year, we capitalized Rs. 787 crore to our gross block comprising Rs. 140 crore for investment in computer equipment and the balance of Rs. 646 crore on infrastructure investment, besides Rs. 1 crore on vehicles. We invested Rs. 43 crore to acquire 161 acres of land in Hyderabad, Jaipur, Mysore and Mangalore.

During the previous year, we capitalized Rs. 1,822 crore to our gross block, including investment in computer equipment of Rs. 273 crore, Rs. 1,536 crore on infrastructure investment and Rs. 12 crore toward intangible asset acquisition.

10. Liquidity

We continue to be debt-free, and maintain sufficient cash to meet our strategic objectives. We clearly understand that the liquidity in the Balance Sheet has to balance between earning adequate returns and the need to cover financial and business risks. Liquidity also enables us to make a rapid shift in direction, should the market so demand. During fiscal 2010, internal cash flows have more than adequately covered working capital requirements, capital expenditure, investment in subsidiaries and dividend payments, leaving a surplus of Rs. 4,515 crore. As at March 31, 2010, we had liquid assets of Rs. 14,804 crore as against Rs. 10,289 crore at the previous year-end.

These funds have been invested in deposits with banks, highly rated financial institutions, certificate of deposits and liquid mutual funds.

11. Increase in share capital

During the year, we issued 9,95,149 shares on the exercise of stock options under the 1998 and 1999 Employee Stock Option Plans. Due to this, the outstanding issued, subscribed and paid-up equity share capital increased from 57,28,30,043 shares to 57,38,25,192 shares as at March 31, 2010.

12. Appropriations

Dividend

Our policy is to pay dividend up to 30% of the net profit after tax of the Company.

In October 2009, we paid an interim dividend of Rs. 10/- per share. We recommended a final dividend of Rs. 15/- per share (par value of Rs. 5/- each).

The total dividend amount paid out is Rs. 1,434 crore, as against Rs. 1,345 crore in the previous year. Dividend (including dividend tax) as a percentage of profit after tax before exceptional items is 29.1% as compared to 27.0% in the previous year.

The register of members and share transfer books will remain closed from May 29, 2010 to June 12, 2010 (both days inclusive). Our Annual General Meeting has been scheduled for June 12, 2010.

Transfer to reserves

We propose to transfer Rs. 580 crore (10% of the net profit for the year) to the general reserve and another Rs. 48 crore to capital reserve. An amount of Rs. 13,806 crore is proposed to be retained in the Profit and Loss account.

13. Corporate governance

We continue to be a pioneer in benchmarking our corporate governance policies with the best in the world. Our efforts are widely recognized by investors in India and overseas. We have undergone the corporate governance audit by ICRA and Credit Rating Information Services of India Limited (CRISIL). ICRA has rated our corporate governance practices at CGR 1. CRISIL has assigned CRISIL GVC Level 1 rating to us.

We have complied with the recommendations of the Narayana Murthy Committee on Corporate Governance constituted by the Securities and Exchange Board of India (SEBI). For fiscal year 2010, the compliance report is provided in the *Corporate Governance* section of the Annual Report. The auditors' certificate on compliance with the mandatory recommendations of the committee is provided in the *Annexure to the directors' report* section.

We have documented our internal policies on corporate governance. In line with the committee's recommendations, the *Management's discussion and analysis* of the financial position of the Company is provided in this Annual Report.

During the year, we continued to fully comply with the U.S. Sarbanes-Oxley Act of 2002. Several aspects of the Act such as the Whistleblower Policy and Code of Conduct for senior officers and executives have been incorporated in our Company policy.

During fiscal 2009, we adopted the International Financial Reporting Standards (IFRS) for our Securities and Exchange Commission (SEC), U.S. filings.

On November 9, 2009, SEBI issued a press release permitting listed entities having subsidiaries to voluntarily submit the consolidated financial statements as per IFRS. Further, on April 5, 2010, SEBI issued a circular amending the Listing Agreement to allow listed companies having subsidiaries to prepare and publish consolidated financial statements as per IFRS. Accordingly, for the quarter and year ended March 31, 2010, we voluntarily prepared and published unaudited consolidated IFRS Financial Statements (in Indian Rupees) in addition to preparing and publishing audited standalone and consolidated financial statements in accordance with Indian GAAP. The audited IFRS Financial Statements are available on our website, www.infosys.com.

14. Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars as prescribed under Sub-section (1)(e) of Section 217 of the Companies Act, 1956, read with the Companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988, are provided in the *Annexure to the directors' report* section.

15. Particulars of employees

In terms of provisions of Section 217 (2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, the names and other particulars of employees are set out in the *Annexure to the Directors' Report*. However, having regard to the provisions of Section 219 (1)(b)(iv) of the Companies Act, 1956, the Annual Report excluding the aforesaid information is being sent to all the members of the Company and others entitled thereto. Any member interested in obtaining such particulars may write to the Company Secretary at the Registered Office of the Company.

16. Directors' responsibility statement as required under Section 217 (2AA) of the Companies Act, 1956

The financial statements are prepared in accordance with the accounting standards issued by the Institute of Chartered Accountants of India and the requirements of the Companies Act, 1956, to the extent applicable to us; and guidelines issued by SEBI on the historical cost convention; as a going concern and on the accrual basis. There are no material departures from prescribed accounting standards in the adoption of the accounting standards.

The Board of Directors accepts responsibility for the integrity and objectivity of these financial statements. The accounting policies used in the preparation of the financial statements have been consistently applied except as otherwise stated in the notes accompanying the respective tables. The estimates and judgments related to the financial statements have been made on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner the form and substance of transactions, and reasonably present our state of affairs and profits for the year.

We have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

17. Directors

During the year, we recommended the induction of K. V. Kamath to the Board. A person of extraordinary capabilities, Kamath has had an illustrious career in the banking industry. We thank you for your support in confirming his appointment as director liable to retire by rotation in our Annual General Meeting held on June 20, 2009.

The Board of Directors appointed Prof. Marti G. Subrahmanyam as the Lead Independent Director. Prof. Subrahmanyam succeeds Deepak M. Satwalekar in this role. Satwalekar became the first Lead Independent Director in India, when he was appointed in May 2003.

Nandan M. Nilekani was invited by Honorable Prime Minister Dr. Manmohan Singh to take charge as the Chairperson of the Unique Identification Authority of India (UIDAI), in the rank of Cabinet Minister. Nandan accepted the invitation and consequently relinquished the position of Co-Chairman and Member of the Board.

The Board placed on record its deep sense of appreciation for the services rendered by Nandan M. Nilekani as a co-founder, Chief Operating Officer, Chief Executive Officer and Managing Director, and as the Co-Chairman of the Board of Directors.

Rama Bijapurkar resigned as Independent Member of the Board. The board placed on record its deep sense of appreciation for the services rendered by Rama Bijapurkar as an Independent Member of the Board.

As per Article 122 of the Articles of Association, N. R. Narayana Murthy, Prof. Marti G. Subrahmanyam, S. Gopalakrishnan, S. D. Shibulal and T. V. Mohandas Pai retire by rotation in the forthcoming Annual General Meeting. All of them, being eligible, seek re-appointment.

18. Auditors

The auditors, B S R & Co., Chartered Accountants, retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office, if re-appointed.

19. Fixed deposits

We have not accepted any fixed deposits and, as such, no amount of principal or interest was outstanding as of the Balance Sheet date.

20. Human resource management

Employees are our vital and most valuable assets. We have created a favorable work environment that encourages innovation and meritocracy. We have also set up a scalable recruitment and human resources management process, which enables us to attract and retain high caliber employees. We added 6,837 (net) and 18,905 (gross) employees, taking our total strength to 92,688 up from 85,851 at the end of the previous year. Our attrition rate stands at 13.4% compared to 11.1% for the previous year. Over the last year, we received 4,00,812 applications from prospective employees and we continue to remain an employer of choice in the industry.

During the year, we implemented the Infosys Role and Career Enhancement (iRACE) program. iRACE aligns talent management activities with client priorities, business needs and employee aspirations. We are excited about the influence iRACE will have on our future success.

21. Education & Research

We understand the significance of learning and continual education in providing our employees with latest skills and technologies. We believe this will help in creating a challenging, entrepreneurial and empowering work environment that rewards dedication and a strong work ethic for our employees. We have instituted two specialized units, Education & Research and the Infosys Leadership Institute (ILI) to address the learning needs of our Company.

The Infosys Global Education Center, a world-class training facility established at our campus in Mysore, India, is aimed at consolidating the learning requirements across the Company. With a total built-up area of 1.44 million square feet, the Infosys Global Education Center can accommodate the training needs of approximately 14,000 employees at a time.

Our training, continuing education and career development programs are designed to ensure that our technology professionals and leaders enhance their skill-sets in alignment with their respective roles. Most of the engineering graduates we hire complete an integrated on-the-job training module of about 20 to 29 weeks before they are assigned to a business unit.

Our employees also undergo certification programs periodically to develop the skills relevant for their roles. During the year, the total days of training doubled to over two million person-days. In addition, we have been working with several colleges across India through our CampusConnect program, enabling their faculty to provide industry-related training to their students.

As of March 31, 2010, the Education & Research unit employed around 610 full-time faculty members, including 208 with doctorate or master's degree.

During the year, the Education & Research unit published a compendium of white papers. These are also shared with our partner CampusConnect institutions. The compendium covers domains such as computing model and systems, software architecture and information and theory application in supply chain management. Researchers from the group have also published papers in renowned international publications and conference proceedings.

Several world bodies have recognized our achievements in the fields of knowledge management and continual learning programs. Our Education & Research unit has received the following awards and recognitions during the year:

- Golden Peacock National Training Award for the year 2009
- The American Society for Training & Development (ASTD) BEST award in 2009 for the fifth consecutive year
- The first Indian company inducted into the Global Most Admired Knowledge Enterprise (MAKE) Hall of Fame, retaining our position for the fifth consecutive year
- The Asian MAKE Award 2009
- Ranked at the top in the Indian MAKE Award 2009, for the second year after 2005.

ILI focuses exclusively on developing leadership skills for our senior-most and high potential tier leaders. Each tier leader is assigned an ILI counselor for personalized coaching and for planning self-development programs.

ILI members have published original research papers and made several presentations at global conferences including the prestigious Society for Industrial / Organizational Psychology's 'Leading Edge' forum and other annual conferences. The research topics included succession forecasting, virtual reality assessment, leadership due diligence and intangible asset valuation.

22. Sustainability initiatives

Sustainability for us is a way of conducting business and is an integral part of our Company strategy. Our sustainability journey has reached a critical mass this fiscal year.

The Infosys Sustainability Executive Council (ISEC) oversees the strategic implementation of our business, social, environmental and code of ethics practices. Our sustainability policy complements various other policies in existence across the organization, and is based on our philosophy of maximizing value to our stakeholders – our clients, employees, investors, vendor partners and the society.

As part of the Infosys Strategic Planning for fiscal 2011, sustainability has emerged as one of the key tracks. Our sustainability agenda will focus on the following strategic themes:

Social contract: Social contract for us is the just pursuance of humanism in all spheres of our business. Engaging stakeholders and ensuring that we create a sustainable tomorrow are an important part of this journey. We support and encourage employee participation across various corporate social responsibility (CSR) initiatives. An organization-wide initiative called Spark was envisaged as an employee-driven CSR in August 2008. This nation-wide initiative has reached out to 1,00,000 students in India as at March 31, 2010. This program focuses on disseminating knowledge about advancements in IT, and our role in its growth, thus helping students to gain first-hand exposure to opportunities available for their studies and career planning.

Resource Efficiency: Resource efficiency for us translates as reducing the impact on our environment. Our efforts in ensuring resource efficiency at all our centers involve working toward green buildings, conserving energy, reducing and reusing paper, reducing and recycling water and effective waste management.

Green Innovation: We are committed toward reducing the harmful impact on the environment around us. Our efforts do not stop at re-engineering our processes to align with green goals, but extend to any product / service / process that is new and displaces traditional ways of doing business while optimizing resource utilization and adhering to social contracts. Many of our business units are innovating and building on ideas that achieve resource efficiency. Some of the innovative green ideas that have been deployed for our clients include reducing the weight of an aircraft and introducing smart grids within the organization.

During the previous year, we started a sustainability initiative with specific focus on reducing the carbon footprint involving our Annual Reports. Toward this end, we had stated that commencing fiscal 2010, our printed copy of the Annual Report to shareholders would contain only the statutory details. Accordingly, the Annual Report for the year ended March 31, 2010, contains only those details that are statutorily required to be published in the Annual Report along with Abridged Standalone Financial Statements prepared in compliance with Section 219 of the Companies Act, 1956. Additional details are available on our website, www.infosys.com. Through this initiative, we propose to reduce consumption of paper by about 100 tonnes.

For more details on our sustainability initiatives, refer to our website, www. infosys.com.

23. Employee Stock Option Plan (ESOP)

We had introduced various stock option plans for our employees. The details of options granted under the 1998 Stock Option Plan (the 1998 Plan) and the 1999 Stock Option Plan (the 1999 Plan) are as follows:

	1998 Plan	1999 Plan
Total grants authorized by the plan (no.)	1,17,60,000 ADS	5,28,00,000 shares
Pricing formula on date of grant	Not less than 90% of fair market value	Fair market value
Variation in terms	NA	NA
Ratio of ADS to equity shares	1 ADS = 1 equity share	NA
Options granted during the year (no.)	–	–
Weighted average price per option granted (Rs.)	NA	NA
Options vested as at March 31, 2010 (no.)	2,42,264	1,84,759
Options exercised during the year (no.)	6,14,071	3,81,078
Total number of shares arising as a result of exercise of options	6,14,071	3,81,078
Money raised on exercise of options (Rs. crore)	57	31
Options forfeited and lapsed during the year (no.)	60,424	3,40,264
Total number of options in force at the end of the year (no.)	2,42,264	2,04,464
Grant to senior management	–	–
Employees receiving 5% or more of the total number of options granted during the year	–	–
Employees granted options equal to or exceeding 1% of the issued capital	–	–
Diluted EPS before exceptional item on issue of shares on exercise calculated in accordance with AS 20	Rs. 100.26	Rs. 100.26
Diluted EPS after exceptional item on issue of shares on exercise calculated in accordance with AS 20	Rs. 101.10	Rs. 101.10

SEBI has issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999. This is effective for all stock option schemes established after June 19, 1999. In accordance with these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant over the exercise price of the option, including up-front payments, if any, is to be recognized and amortized on a straight line basis over the vesting period.

We have the 1998 Stock Option Plan and 1999 Stock Option Plan, where the options are issued to the employees at an exercise price not less than the fair market value. If the compensation cost on account of stock options granted after June 30, 2003 (as required by the amendment effective June 30, 2003) under 1998 and 1999 Plans was computed using the fair value method, our compensation cost would have been higher by Rs. 1 crore and Rs. 7 crore and our profit would hence be less by Rs. 1 crore and Rs. 7 crore for fiscal 2010 and 2009, respectively. The impact on EPS for fiscal 2010 and 2009 would be Rs. 0.01 and Rs. 0.13, respectively. During fiscal 2010 and 2009, stock options under the 1998 Plan and 1999 Plan have not been granted. Hence, the weighted average fair values of grant during these years are nil.

All stock options under the 1998 and 1999 Employees Stock Option Plans were granted at the prevalent market price on the date of grant. Accordingly, we have calculated the compensation cost arising on account of stock options granted using the intrinsic value method. Hence, the disclosure in terms of Clause 12.1(n) of SEBI (Employees Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, is not applicable.

	2010		2009	
	No. of options	Weighted average exercise price (Rs.)	No. of options	Weighted average exercise price (Rs.)
1998 Plan				
Outstanding at the beginning of the year	9,16,759	904	15,30,447	813
Forfeited	(60,424)	1,550	(1,58,102)	1,785
Exercised	(6,14,071)	854	(4,55,586)	890
Outstanding at the end of the year	2,42,264	613	9,16,759	904
Vested at the end of the year	2,42,264	613	9,16,759	904
1999 Plan				
Outstanding at the beginning of the year	9,25,806	1,248	14,94,693	1,163
Forfeited	(3,40,264)	1,968	(1,90,188)	1,814
Exercised	(3,81,078)	821	(3,78,699)	620
Outstanding at the end of the year	2,04,464	869	9,25,806	1,248
Vested at the end of the year	1,84,759	735	8,51,301	1,177

24. Infosys Science Foundation

During fiscal 2009, we had set up Infosys Science Foundation, a not-for-profit trust to promote research in pure and applied sciences in India.

The Infosys Prize endeavors to elevate the prestige of scientific research in India and inspire young Indians to choose a vocation in scientific research. It also seeks to boost the confidence of economists, social scientists and other researchers who are already engaged in and committed to advanced research in these areas.

The Infosys Prize categories include:

- Physical Sciences – Physics and Chemistry
- Mathematical Sciences – Mathematics and Statistics
- Engineering Sciences – All branches of Engineering
- Life Sciences – Biology and Medicine
- Social Sciences and Economics – Economics, History, Sociology, Political Sciences and other Social Sciences.

The jury for each area consists of eminent international personalities selected by the trustees of the Foundation.

The inaugural Infosys Prize laureates were felicitated and awarded prizes at a grand ceremony in New Delhi on January 4, 2010, by Honorable Vice President of India Mohammad Hamid Ansari. The prize in each category comprised a special gold medallion, a citation expounding the laureate's work and Rs. 50 lakh as prize money.

For more details on the Infosys Science Foundation, refer to the website, www.infosys-science-foundation.com.

Acknowledgments

We thank our customers, vendors, investors and bankers for their continued support during the year. We place on record our appreciation of the contribution made by our employees at all levels. Our consistent growth was made possible by their hard work, solidarity, cooperation and support.

We thank the governments of various countries where we have operations. We also thank the Government of India, particularly the Ministry of Communication and Information Technology, the Customs and Excise Departments, the Income Tax Department, the Ministry of Commerce, the Ministry of Finance, the Reserve Bank of India, the state governments, the Software Technology Parks (STPs) – Bangalore, Bhubaneswar, Chandigarh, Chennai, Gurgaon, Hyderabad, Jaipur, Mangalore, Mysore, Pune, and Thiruvananthapuram and other government agencies for their support, and look forward to their continued support in the future.

for and on behalf of the Board of Directors

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Bangalore
April 13, 2010

a) Particulars pursuant to Companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988

Conservation of energy

Building infrastructure

Furthering our commitment to growing responsibly, we are working on reducing the ecological impact of our operations. We are committed to minimizing the consumption of energy and fresh water, preserving natural habitat and reducing waste. Our Green Initiatives team focuses on developing infrastructure directed at conservation of resources. It not only caters to our internal needs but also supports initiatives at the local and global levels. In the last two years, we have been able to achieve more than 17% reduction in per capita energy consumption, thereby cutting down emissions considerably. The new projects in our campuses in India, such as Mysore, Thiruvananthapuram, Mangalore and Hyderabad are being designed as per the Leadership in Energy and Environmental Design (LEED) gold standard. We are also working on providing environment-friendly products and solutions for our clients. Our employees are engaging themselves in various eco-friendly practices through eco-groups formed for raising environmental awareness. We are also working with policy makers to promote renewable energy in India. From services and solutions that reduce our clients' carbon footprint to converting our employees into environmental change agents, we are working toward all round conservation initiatives.

IT infrastructure

Taking Green IT initiatives forward, during the year we have replaced over 7,000 desktops with newer models that have a maximum power rating of 91W, compared to the older models which were at 120W. We have extended the optimized power management configuration for over 69,000 desktops. This has brought about an estimated 25% reduction in power demand by desktops. An in-house application named 'Terminator' has been developed and rolled out on all desktops. This application is designed to ensure that the desktop is shut down either by the user or automatically at a pre-defined time after working hours.

Continuing our efforts toward restructuring the existing data centers and server rooms, we have remodeled eight large and medium-sized server rooms and four dedicated Offshore Development Centers (ODCs) in order to increase the cooling efficiency and effectiveness, using less power. The steps involved have been consolidation of servers, re-modeling of the racks as per cold and hot aisle designs, replacement of older systems with newer ones, room re-sizing and usage of overhead cable trays which ensure better airflow under the floor. As a result, a number of air conditioning units have been de-commissioned to save power in each room, while the usage of newer systems for consolidation led to considerable power savings.

Moving away from dedicated computing infrastructure used for software development and testing, to a shared, secure and virtualized environment, we have built an internal enterprise cloud. This infrastructure is capable of hosting around 3,000 virtual machines and has an easy-to-use 'Self-Service' portal with template-based agile provisioning and simplified management of virtual machines. We are targeting the substitution of additional desktops and servers physically installed in our server rooms and labs with these virtual machines. In addition to enabling faster provisioning, reduction in build / re-build time and optimal resource utilization, this implementation would save power and cooling since it requires just around 20% of the total power demanded by additional desktops and servers.

Research and Development (R&D)

We continue to invest in the research and development of new technology-driven business solutions and services. Intellectual property creation along with the development of new frameworks, processes and methodologies has led to enhanced quality and productivity and has delivered business value.

SETLabs

Our R&D and innovation unit, SETLabs is at the forefront of research and is organized into various Labs and Centers of Excellence:

- The Software Engineering Lab focuses on software evolution and distributed software development, large system maintenance, software metrics and performance engineering.
- The Digital Convergence Lab in conjunction with the Communications, Media and Entertainment Business Unit focuses on the convergence of services, networks and applications including wireless sensor networks.
- The Center for Knowledge Driven Information Systems (C-KDIS) focuses on the areas of symbolic reasoning and quantitative methods for decision making, text analytics, machine learning, and task-oriented knowledge management systems.
- The Distributed and High Performance Computing Lab focuses on compute and data optimization grids, multi-core architecture programming environments, cloud computing and next-generation data centers.
- The Security and Privacy Lab focuses on areas such as secure application development lifecycle methodology and network vulnerability.
- The Innovation Lab focuses on leveraging Information Communication and Technology (ICT) to foster an environment to innovate and co-create with our clients.

The Maintenance Center of Excellence at SETLabs focuses on the development of IP for efficient and effective preventive maintenance, transformation and business impact of large software systems. It continues to leverage its platform-based, knowledge-centric, collaborative process to significantly differentiate our maintenance offering and help us win large deals.

The Microsoft Technology Center, housed within SETLabs, is an innovation incubator, that fosters an environment for early technology adoption and evangelization of solutions based on Microsoft (and related) technologies. The Center anchors the Catalytic IT initiative for modernization of legacy systems. The Center has also developed collaboration tools such as Infosys Buzz that non-intrusively searches, organizes and shares information across groups within an enterprise. Another platform developed by the Center, Infosys Active Desk, is now being used to help Contact Center agents to deliver a consistently superior customer service experience.

We have established an NVIDIA Technology Center at the Bangalore Development Center to develop NVIDIA CUDA™ technology-enabled software solutions.

SETLabs anchored an Infosys-wide innovation challenge event, 'Ignite', that provided a platform for all our employees to submit innovative ideas. A brand new Infosys Innovation Co-Creation Platform (ICCP) was used to create an idea pool. The submitted ideas were evaluated by a team of experts and a jury shortlisted 13 innovative ideas for further investment by the Company.

Collaborations with academia

We continue to collaborate with leading national and international universities, product vendors and technology start-up companies

to leverage synergies in solution offerings. These collaborations are leveraged toward the creation of platforms and solutions in the areas of distributed software development, infrastructure virtualization, text analytics and wireless sensor networks. We are associated with various universities globally including, Purdue University, IIIT– Hyderabad, IIIT– Bangalore, IIT– Bombay, Monash Research Academy, University of Southern California and the University of Cambridge. We also associate with several industry consortia including the IU-ATC in the United Kingdom (U.K.) and the Smart Services CRC in Australia.

SETLabs organized a thought sharing and collaboration event, 'Infosys Aurora', that brought together some of the best academicians, researchers, practitioners and thought leaders at the University of Southern California's Viterbi School of Engineering. The event was a continuing effort to bring together early adopters and visionaries to identify new emerging technologies and the associated engineering challenges.

Benefits

Our efforts in R&D have helped us offer new services to clients in the areas of digital convergence, information management, cloud computing, high performance and grid computing and software engineering. We are developing client-focused business solutions based on the intellectual property developed by multiple research groups. Our R&D efforts have helped us win large deals across industry verticals.

Future plan of action

We will continue to focus on and collaborate with leading national and international universities, product vendors and technology start-up companies. We are creating an ecosystem to co-create business solutions on client-specific business themes.

These collaborations will be leveraged toward the creation of platforms and solutions that enhance the GDM principles of automation, collaboration and assembly. We will continue to focus on research areas such as software engineering, network and device convergence, mobility, grid computing, cloud computing, knowledge engineering, information management, and security and privacy.

Expenditure on R&D

in Rs. crore

	2010	2009
Revenue expenditure	437	236
Capital expenditure	3	31
Total	440	267
R&D expenditure / total revenue	2.1%	1.3%

Foreign exchange earnings and outgo

Activities relating to exports, initiatives taken to increase exports, development of new export markets for products and services, and export plans

During the year, 98.7% of our revenues were derived from exports. We have established a substantial direct marketing network around the world, including North America, Europe and Asia Pacific.

These offices are staffed with sales and marketing specialists, who sell our services to large international clients.

Foreign exchange earned and used

in Rs. crore

	2010	2009
Earnings	21,075	19,836
Outflow (including capital imports)	8,490	8,258
Net foreign exchange earnings (NFE)	12,585	11,578
NFE / Earnings	59.7%	58.4%

for and on behalf of the Board of Directors

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Bangalore
April 13, 2010

b) Auditors' certificate on corporate governance

The Members of Infosys Technologies Limited

We have examined the compliance of conditions of Corporate Governance by Infosys Technologies Limited ('the Company'), for the year ended on 31 March 2010, as stipulated in Clause 49 of the Listing Agreement of the Company with the stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

for B S R & Co.
Chartered Accountants
Firm registration number: 101248W

Supreet Sachdev
Partner
Membership no.: 205385

Bangalore
13 April, 2010

Statement pursuant to Section 212 of the Companies Act, 1956

in Rs. crore

Subsidiary	Infosys Technologies (Australia) Pty Limited	Infosys Technologies (China) Co. Limited	Infosys Consulting Inc	Infosys Technologies S. de R. L. de C. V.	Infosys BPO Limited	Infosys BPO s.r.o.	Infosys BPO (Poland) Sp.Z.o.o	Infosys BPO (Thailand) Limited	Mainstream Software Pty Limited	Infosys Technologies (Sweden) AB	Infosys Tecnologia DO Brasil LTDA	Infosys Consulting India Limited	McCamish Systems LLC	Infosys Public Services Inc
Financial period ended	March 31, 2010	Dec 31, 2009	March 31, 2010	Dec 31, 2009	March 31, 2010	March 31, 2010	March 31, 2010	March 31, 2010	March 31, 2010	Dec 31, 2009	Dec 31, 2009	March 31, 2010	March 31, 2010	March 31, 2010
Holding company's interest as at March 31, 2010	100.00% in equity shares	100.00% in capital	100.00% in equity shares	100.00% in capital	99.98% in equity shares	99.98% in equity shares	99.98% in equity shares	99.98% in equity shares	100% in equity shares	100% in equity shares	100% in equity shares	100% in equity shares	99.98% in equity shares	100% in equity shares
Shares held by the holding company in the subsidiary	1,01,08,869 shares of AUD 0.11 par value, fully paid up	NA	5,50,00,000 shares of US $1.00 par value, fully paid up	NA	3,38,22,319 equity shares of Rs. 10 par value, fully paid up	NA	NA	NA	NA	1,000 equity shares of SEK 100 par value, fully paid up	1,07,16,997 equity shares of BRL 1 par value, fully paid up	NA	NA	1,00,00,000 equity shares of US $0.50 par value, fully paid up
Net aggregate profits / losses of the subsidiary for the current period so far as it concerns the members of the holding company														
a. Dealt with or provided for in the accounts of the holding company	–	–	–	–	–	–	–	–	–	–	–	–	–	–
b. Not dealt with or provided for in the accounts of the holding company	Profit: 47	Profit: 43	Profit: 105	–	Profit: 274	Profit: 1	Profit: 20	Profit: 2	–	–	Loss: 8	Profit: 1	Loss: 18	–
Net aggregate profits / losses for previous financial years of the subsidiary so far as it concerns the members of the holding company														
a. Dealt with or provided for in the accounts of the holding company	–	–	–	–	–	–	–	–	–	–	–	–	–	–
b. Not dealt with or provided for in the accounts of the holding company	Profit: 238	Loss: 72	Loss: 291	Loss: 15	Profit: 603	Profit: 23	Profit: 4	Loss: 3	Loss: 2	–	–	–	–	–

Note: The above details are as at March 31, 2010.

N. R. Narayana Murthy
Chairman and Chief Mentor

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Claude Smadja
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. V. Kamath
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 13, 2010

K. Parvatheesam
Company Secretary

Statement pursuant to Section 212 of the Companies Act, 1956

in Rs. crore except employee data

Subsidiary	Exchange rate as at March 31, 2010	Issued and subscribed share capital	Reserves	Loans	Total assets	Total liabilities	Investments			Turnover	Profit / (Loss) before taxation	Provision for taxation	Profit / (Loss) after taxation	No. of Employees
							Long-term	Current	Total					
Infosys Technologies (Australia) Pty Limited	1 AUD = Rs. 41.16	4	355	–	359	359	13	–	13	711	69	22	47	362
Infosys Technologies (China) Co. Limited	1 RMB = Rs. 6.61	66	(37)	46	75	75	–	–	–	226	42	(1)	43	1,765
Infosys Consulting Inc	1 USD = Rs. 44.90	240	(182)	–	58	58	1	–	1	464	19	(86)	105	469
Infosys Technologies S. de R. L. de C. V.	1 MXN = Rs. 3.65	40	(14)	–	26	26	–	–	–	70	2	2	–	346
Infosys BPO Limited	INR	34	902	–	936	936	330	200	530	1,127	293	19	274	16,395
Infosys BPO s.r.o.[(1)]	1 CZK = Rs. 2.39	3	25	–	28	28	–	–	–	59	2	1	1	335
Infosys BPO (Poland) Sp.Z.o.o[(1)]	1 PLN = Rs. 15.63	4	63	–	67	67	–	–	–	138	25	5	20	854
Infosys BPO (Thailand) Limited[(1)]	1 THB = Rs. 1.39	9	(1)	–	8	8	–	–	–	26	2	–	2	92
Mainstream Software Pty Limited[(2)]	1 AUD = Rs. 41.16	–	14	–	14	14	–	–	–	–	–	–	–	–
Infosys Technologies (Sweden) AB	1 SEK = Rs. 6.23	–	–	–	–	–	–	–	–	10	–	–	–	20
Infosys Tecnologia DO Brasil LTDA	1 BRL = Rs. 25.23	28	(8)	–	20	20	–	–	–	8	(8)	–	(8)	89
Infosys Consulting India Limited[(3)]	INR	1	1	–	2	2	–	–	–	9	1	–	1	125
Infosys Public Services Inc	1 USD = Rs. 44.90	23	(1)	–	22	22	–	–	–	–	–	–	–	–
McCamish Systems LLC[(1)]	1 USD = Rs. 44.90	115	(101)	–	14	14	–	–	–	38	(18)	–	(18)	256

Notes: 1. *Information on subsidiaries is provided in compliance with the Government of India Approval vide 47/203/2010 - CL - III dated April 19, 2010. We undertake to make available the audited annual accounts and related information of subsidiaries, where applicable, upon request by any of our shareholders. The annual accounts will also be available for inspection during business hours at our registered office in Bangalore, India. The same will also be available on our website, www.infosys.com.*

2. *On March 5, 2009 the Company incorporated Infosys Technologies (Sweden) AB.*
3. *On August 7, 2009 the Company incorporated wholly-owned subsidiary, Infosys Tecnologia DO Brasil LTDA.*
4. *On August 19, 2009 Infosys Consulting Inc set up a wholly-owned subsidiary, Infosys Consulting India Limited.*
5. *On October 9, 2009 the Company incorporated wholly-owned subsidiary, Infosys Public Services Inc*
6. *On December 4, 2009, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based at Atlanta, U.S. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of Rs. 173 crore and a contingent consideration of Rs. 67 crore. The acquisition was completed during the year and accounted as a business combination which resulted in goodwill of Rs. 227 crore.*
7. *Proposed dividend from the above subsidiaries is nil.*

(1) *Wholly-owned subsidiary of Infosys BPO Limited*
(2) *Wholly-owned subsidiary of Infosys Technologies (Australia) Pty Limited*
(3) *Wholly-owned subsidiary of Infosys Consulting Inc*

N. R. Narayana Murthy
Chairman and Chief Mentor

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Claude Smadja
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. V. Kamath
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 13, 2010

K. Parvatheesam
Company Secretary

Overview

The financial statements have been prepared in compliance with the requirements of the Companies Act, 1956, guidelines issued by Securities and Exchange Board of India (SEBI) and Generally Accepted Accounting Principles (GAAP) in India. Our Management accepts responsibility for the integrity and objectivity of these financial statements, as well as for various estimates and judgments used therein. The estimates and judgments relating to the financial statements have been made on a prudent and reasonable basis, so that the financial statements reflect in a true and fair manner the form and substance of transactions, and reasonably present our state of affairs, profits and cash flows for the year.

A. Industry structure and developments

Changing economic and business conditions and rapid technological innovation are creating an increasingly competitive market environment that is driving corporations to transform their operations. Consumers of products and services are increasingly demanding accelerated delivery times and lower prices. Companies are focusing on their core competencies and are using outsourced technology service providers to adequately address these needs.

The role of technology has evolved from supporting corporations to transforming them. There is an increasing need for highly skilled technology professionals in the markets in which we operate. At the same time, corporations are reluctant to expand their internal IT departments and increase costs. These factors have increased corporations' reliance on their outsourced technology service providers and are expected to continue to drive future growth for outsourced technology services.

1. Increasing trend toward offshore technology services

Outsourcing the development, management and ongoing maintenance of technology platforms and solutions has become increasingly important. The effective use of offshore technology services offers a variety of benefits, including lower cost of ownership of IT infrastructure, lower labor costs, improved quality and innovation, faster delivery of technology solutions and more flexibility in scheduling. In addition, technology companies are also recognizing the benefits of offshore technology service providers in software research and development, and related support functions and are outsourcing a greater portion of these activities. This has also increased diversification in the range of services delivered offshore.

2. The India advantage

India is widely recognized as the premier destination for offshore technology services. According to the NASSCOM Strategic Review 2010, IT services exports (excluding exports relating to business process outsourcing (BPO), hardware, engineering design and product development) from India are estimated to grow by 5.8% in fiscal 2010, to record revenues of US $27.3 billion. This review also estimates BPO exports from India to have grown by 6% in fiscal 2010 to record revenues of US $12.4 billion. There are several key factors contributing to the growth of IT and IT-enabled services (ITES) in India and by Indian companies. Some of these factors are high-quality delivery, significant cost benefits and abundant skilled resources.

3. Evolution of technology outsourcing

The realm of technology outsourcing is changing. In an environment of rapid technological change, globalization and regulatory changes, companies are looking at outsourcing approaches that require their technology service providers to develop specialized systems, processes and solutions along with cost-effective delivery capabilities.

4. Global Delivery Model (GDM)

Our GDM allows us to execute services where it is most cost effective and sell services where it is most profitable. The GDM enables us to derive maximum benefit from our large pool of highly skilled technology professionals; 24-hour execution capabilities across multiple time zones; the ability to accelerate delivery times of large projects by simultaneously processing project components; cost competitiveness across geographic regions; built-in redundancy to ensure uninterrupted services; and a knowledge management system that enables us to re-use solutions where appropriate.

Our GDM mitigates risks associated with providing offshore technology services to our clients. Speedy and effective communication being the key, we use multiple service providers and a mix of terrestrial and optical fiber links with alternate routing. In India, we rely on two telecommunication carriers to provide high-speed links interconnecting our global development centers. We rely on multiple links on submarine cable paths provided by several service providers to interconnect our development centers with network hubs in other parts of the world.

5. Our end-to-end solutions

We complement our industry expertise with specialized support for our clients. We also leverage the expertise of our various Centers of Excellence and our software engineering group and technology lab to create customized solutions for our clients. In addition, we continually evaluate and train our professionals in new technologies and methodologies. Finally, we ensure the integrity of our service delivery by utilizing a scalable and secure infrastructure.

We generally assume full project management responsibility in each of our solution offerings. We strictly adhere to our SEI-CMMI Level 5 internal quality and project management processes. Our project delivery focus is supplemented by a robust knowledge management system that enables us to leverage existing solutions across our Company. We use in-house tools for project management and software lifecycle support. We believe that our processes, methodologies, knowledge management systems and tools reduce the overall cost to the client, mitigate risks, enhance the quality of our offerings and allow clients to improve time-to-market for their solutions. Revenues attributable to custom application development, maintenance and production support, product engineering, package-enabled consulting and implementation and technology consulting services represented a majority of our total revenues in fiscal 2010.

B. Financial condition

Sources of funds

1. Share capital

At present, we have only one class of shares – equity shares of par value Rs. 5/- each. Our authorized share capital is Rs. 300 crore, divided into 60 crore equity shares of Rs. 5/- each. The issued, subscribed and paid up capitals as at March 31, 2010 and March 31, 2009 were Rs. 287 crore and 286 crore respectively.

During the year, employees exercised 6,14,071 equity shares issued under the 1998 Stock Option Plan and 3,81,078 equity shares issued under the 1999 Stock Option Plan. Consequently, the issued, subscribed and outstanding shares increased by 9,95,149 and share capital increased by Rs. 1 crore. The details of options granted, outstanding and vested as at March 31, 2010, are provided in the *Notes to the consolidated financial statements* in this Annual Report.

2. Reserves and surplus

2.a Capital reserve

The balance as at March 31, 2010 amounted to Rs. 54 crore. The addition to capital reserve account of Rs. 48 crore during the year is on account of transfer of profit on sale of investments in OnMobile Systems Inc, U.S. of Rs. 48 crore, which is included in the net profit.

2.b Share premium

The addition to the share premium account of Rs. 97 crore during the year is primarily on account of premium received on issue of 9,95,149 equity shares, on exercise of options under the 1998 and 1999 Stock Option Plans of Rs. 87 crore.

An amount of Rs. 10 crore (Rs. 10 crore in the previous year) was credited to the share premium account arising due to tax benefits in overseas jurisdiction of deductions earned on exercise of employees' stock options, in excess of compensation charged to the Profit and Loss account.

2.c General reserves

An amount of Rs. 580 crore representing 10% of the profits for the year ended March 31, 2010 (previous year Rs. 582 crore) was transferred to the general reserves account from the Profit and Loss account.

2.d Profit and Loss account

The balance retained in the Profit and Loss account as at March 31, 2010 is Rs. 13,806 crore, after providing the interim and final dividend for the year of Rs. 573 crore and Rs. 861 crore and dividend tax of Rs. 240 crore thereon. The total amount of profits appropriated to dividend including dividend tax was Rs. 1,674 crore, as compared to Rs. 1,573 crore in the previous year.

2.e Shareholder funds

The total shareholder funds increased to Rs. 22,036 crore as at March 31, 2010 from Rs. 17,809 crore as of the previous year end. The book value per share increased to Rs. 384.01 as at March 31, 2010, compared to Rs. 310.90 as of the previous year-end.

Application of funds

3. Fixed assets

3.a Capital expenditure

We incurred a capital expenditure of Rs. 581 crore (Rs. 1,177 crore in the previous year) comprising additions to gross block of Rs. 787 crore offset by a decrease of Rs. 206 crore on account of decrease in capital work-in-progress. The entire capital expenditure was funded out of internal accruals.

3.b Additions to gross block

During the year, we capitalized Rs. 787 crore to our gross block comprising Rs. 140 crore for investment in computer equipment and the balance of Rs. 646 crore on infrastructure investment and Rs. 1 crore on vehicles. We invested Rs. 43 crore to acquire 161 acres of land in Hyderabad, Jaipur, Mysore and Mangalore.

The expenditure on buildings, computer equipment, plant and machinery, furniture and fixtures and vehicles increased by Rs. 346 crore, Rs. 140 crore, Rs. 177 crore, Rs. 80 crore and Rs. 1 crore respectively.

During the previous year, we capitalized Rs. 1,822 crore to our gross block, including investment in computer equipment of Rs. 273 crore, Rs. 1,536 crore on infrastructure investment and Rs. 12 crore toward intangible assets.

3.c Deductions to gross block

During the year, we deducted Rs. 416 crore (net book value of Rs. 1 crore) from the gross block comprising Rs. 387 crore on retirement of assets, Rs. 8 crore on donation of computer systems and Rs. 21 crore on disposal of various assets. During the previous year, we retired / transferred various assets with a gross block of Rs. 334 crore (net book value of zero).

3.d Capital expenditure commitments

We have a capital expenditure commitment of Rs. 267 crore, as at March 31, 2010 as compared to Rs. 344 crore as at March 31, 2009.

4. Investments

We made several strategic investments aimed at procuring business benefits and operational efficiency for us. During the year, the Company sold 32,31,151 shares of OnMobile Systems Inc, U.S., for a total consideration of Rs. 53 crore, net of taxes and transaction cost.

4.a Majority-owned subsidiary

Infosys BPO Limited

We established Infosys BPO Limited as a majority-owned and controlled subsidiary on April 3, 2002, to provide business process management services. Infosys BPO seeks to leverage the benefits of service delivery globalization, process redesign and technology to drive efficiency and cost effectiveness in customer business processes.

On December 4, 2009, Infosys BPO acquired 100% of voting interest in McCamish Systems LLC, a business process solutions provider based at Atlanta, U.S., for a cash consideration of Rs. 173 crore and a contingent consideration of Rs. 67 crore.

4.b Wholly-owned subsidiaries

During the year, the investments in our subsidiaries are as follows:

Subsidiary	In foreign currency	Rs. crore
Infosys Consulting Inc	US $10 million	50.0
Infosys Public Services	US $5 million	24.0
Infosys Technologies S. de R. L. de C. V., Mexico	MXN 50 million	18.0
Infosys Technologies (Sweden) AB	SEK 100,000	0.1
Infosys Tecnologia DO Brasil LTDA	BRL 10.72 million	28.0

During the year, Infosys Consulting Inc incorporated a wholly-owned subsidiary, Infosys Consulting India Limited and invested Rs. 1 crore in the subsidiary.

5. Deferred tax assets / liabilities

We recorded deferred tax assets of Rs. 313 crore as at March 31, 2010 (Rs. 139 crore as at March 31, 2009) and deferred tax liability of Rs. 232 crore as at March 31, 2010 (Rs. 37 crore as at March 31, 2009).

We assess the likelihood that our deferred tax assets will be recovered from future taxable income. We believe it is more likely than not that we will realize the benefits of these deductible differences.

6. Sundry debtors

Sundry debtors amounted to Rs. 3,244 crore (net of provision for doubtful debts amounting to Rs. 100 crore) as at March 31, 2010, compared to Rs. 3,390 crore (net of provision for doubtful debts amounting to Rs. 105 crore) as at March 31, 2009. These debts are considered good and realizable. Debtors are at 15.3% of revenues for the year ended March 31, 2010, compared to 16.7% for the previous year, representing a Days Sales Outstanding (DSO) of 56 days and 61 days for the respective years.

Our largest client constituted 2.8% of sundry debtors as at March 31, 2010. The age profile of debtors is as follows:

in %

Days	2010	2009
0-30	60.7	58.5
31-60	31.9	32.8
61-90	3.8	4.7
Above 91	3.6	4.0
	100.0	100.0

Provisions are generally made for all debtors' outstanding for more than 180 days as also for others, depending on the Management's perception of the risk. The need for provisions is assessed based on various factors, including collectability of specific dues, risk perceptions of the industry in which the customer operates and general economic factors that could affect the customer's ability to settle.

The movement in provisions for doubtful debts during the year is as follows:

in Rs. crore

	2010	2009
Opening balance	105	40
Add: Amount provided	(1)	74
Less: Amount written-off	4	9
Closing balance	100	105

Provision for bad and doubtful debts as a percentage of revenue is nil for the year ended March 31, 2010, as against 0.37% for the year ended March 31, 2009.

The unbilled revenues as at March 31, 2010 and March 31, 2009, amounted to Rs. 789 crore and Rs. 738 crore respectively.

7. Cash and cash equivalents

The bank balances in India include both Rupee accounts and foreign currency accounts. The bank balances in overseas current accounts are maintained to meet the expenditure of the overseas branches and project-related expenditure overseas. The deposit account represents deposits of maturity up to 365 days.

Our treasury policy calls for investing surpluses with highly-rated companies, banks and financial institutions for maturities up to 365 days, as also with liquid mutual funds with a limit on investments in individual entities.

8. Loans and advances

in Rs. crore

	2010	2009
Unsecured, considered good		
Loans to subsidiary	46	51
Advances		
Pre-paid expenses	25	27
Interest accrued but not due	4	1
Advance to Gratuity Fund Trust	2	–
For supply of goods and services	5	6
Withholding and other taxes receivable	321	149
Others	13	4
Sub-total	416	238
Unbilled revenues	789	738
Advance income tax	641	268
MAT credit entitlement	–	262
Loans and advances to employees	100	105
Electricity and other deposits	60	37
Rental deposits	13	13
Deposits with financial institutions and body corporate(1)	1,781	1,503
Mark-to-market gain on forward and options contracts	88	–
Total	3,888	3,164

(1) An amount of Rs. 281 crore (Rs. 253 crore as at March 31, 2009) deposited with the Life Insurance Corporation of India to settle leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and hence not considered as 'cash and cash equivalents'.

As at March 31, 2010, the total outstanding loan to Infosys Technologies (China) Co. Limited was Rs. 46 crore (US $10 million), the total outstanding loan as at March 31, 2009 was Rs. 51 crore (US $10 million). The loan is repayable within five years from the date of disbursement at the discretion of the subsidiary.

The withholding and other taxes receivable represents transaction taxes paid in various domestic and overseas jurisdictions which are recoverable.

Unbilled revenues consist primarily of costs and earnings in excess of billings to the client on fixed-price, and fixed-timeframe contracts.

The details of advance income taxes are as follows:

in Rs. crore

	2010	2009
Domestic tax	635	267
Overseas tax	6	1
	641	268

Our loan schemes provide for personal loans and salary advances that are provided primarily to employees in India who are not executive officers or directors. The loans and advances are recoverable within 24 months.

Electricity and other deposits represent electricity deposits, telephone deposits, insurance deposits and advances of a similar nature. The rent deposits are for buildings taken on lease by us for our software development centers and marketing offices in locations across the world.

Deposits with financial institutions and corporate bodies represent surplus money deployed in the form of short-term deposits.

9. Current liabilities

in Rs. crore

	2010	2009
Sundry creditors		
For goods and services	96	35
For accrued salaries and benefits	446	383
For other liabilities		
Provision for expenses	375	381
Retention monies	66	50
Withholding and other taxes	235	206
Mark-to-market on options / forward contracts	–	98
Gratuity obligations – unamortized amount	26	29
Others	8	6
Sub-total	1,252	1,188
Advances received from clients	7	5
Unearned revenue	502	312
Unclaimed dividend	2	2
Total	1,763	1,507

Sundry creditors for accrued salaries and benefits include the provision for bonus and incentive payable to the staff. Sundry creditors for other liabilities represent amounts accrued for other operational expenses. Retention monies represent monies withheld on contractor payments pending final acceptance of their work. Withholding and other taxes payable represent local taxes payable in various countries in which we operate and the same will be paid in due course.

Effective July 1, 2007, we revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs. 37 crore, which is being amortized on a straight line basis to the Profit and Loss account over ten years, representing the average future service period of employees. An amount of Rs. 3 crore was amortized during the year. The unamortized balance as at March 31, 2010 was Rs. 26 crore.

Advances received from clients represent monies received for the delivery of future services. Unearned revenue consists primarily of advance client billing on fixed-price, and fixed-timeframe contracts for which related costs were not yet incurred. Unclaimed dividends represent dividends paid, but not encashed by shareholders, and are represented by a bank balance of the equivalent amount.

10. Provisions

in Rs. crore

	2010	2009
Proposed dividend	861	773
Tax on dividend	143	131
Income taxes	719	575
Unavailed leave	239	244
Post-sales client support and warranties	73	75
Total	2,035	1,798

Proposed dividend represents the final dividend we recommended to our shareholders. Upon approval by our shareholders, this will be paid after the Annual General Meeting. Provision for tax on dividend denotes taxes payable on dividends declared for the year.

Provisions for taxation represent estimated income tax liabilities, both in India and overseas. The details are as follows:

in Rs. crore

	2010	2009
Domestic tax	37	91
Overseas tax	682	484
Total	719	575

Provisions for unavailed leave is toward our liability for leave encashment valued on an actuarial basis. The provision for post-sales client support and warranties is toward likely expenses for providing post-sales client support on fixed-price contracts.

C. Results of operations

1. Income

Of the total revenues for the years ended March 31, 2010 and March 31, 2009, approximately 98.7% were derived from our overseas operations whereas 1.3% were derived from domestic operations.

Our revenues are generated primarily on fixed-timeframe or time-and-material basis. Revenue from software services on fixed-price and fixed-timeframe contracts are recognized as per the proportionate-completion method. On time-and-material contracts, revenue is recognized as the related services rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple arrangement contracts, where revenue is recognized as per the proportionate-completion method.

The segmentation of software services by project type is as follows:

in %

	2010	2009
Fixed-price	40.8	37.6
Time-and-material	59.2	62.4
Total	100.0	100.0

Our revenues are also segmented into onsite and offshore revenues. Onsite revenues are for those services which are performed at our client locations or at our global development centers, as part of software projects, while offshore revenues are for services which are performed at our software development centers located in India.

The segmentation of revenues by location (including product revenue) is as follows:

in %

	2010	2009
Onsite	48.7	49.3
Offshore	51.3	50.7
Total	100.0	100.0

The services performed onsite typically generate higher revenues per-capita, but at lower gross margins in percentage as compared to the services performed at our own facilities. Therefore, any increase in the onsite effort impacts our margins.

The details of effort mix for software services and products in person-months are as follows:

in %

	2010	2009
Onsite	26.1	28.4
Offshore	73.9	71.6
Total	100.0	100.0

The growth in software services and product revenues is due to an all-round growth in various segments of the business mix and is mainly due to growth in business volumes.

The details of the same are as follows:

	2010	2009
Income (in Rs. crore)		
Software services	20,215	19,416
Software products	925	848
Total	21,140	20,264
Person-months		
Software services		
Onsite	1,75,581	1,79,329
Offshore	4,42,336	4,07,977
Billed-total	6,17,917	5,87,306
Software products	54,772	44,934
Non-billable	2,31,186	2,19,351
Training	92,081	62,019
Sub-total	9,95,956	9,13,610
Support	54,032	46,779
Total	10,49,988	960,389
Increase / (Decrease) in billed person-months		
Onsite	(3,748)	15,664
% change	(2.1)	9.6
Offshore	34,359	55,654
% change	8.4	15.8
Total	30,611	71,318
% change	5.2	13.8
Support / total (%)	5.1	4.9

1.a Software services

During the year, the volume of software services grew by 5.2% compared to 13.8% in the previous year. The onsite and offshore volume growth were (2.1)% and 8.4% respectively during the year, compared to 9.6% and 15.8% in the previous year. In US Dollar terms, onsite per capita revenues increased by 3.4% during the year, offshore per capita revenues decreased by 4.7% and blended per capita revenues decreased by 2.8%. During the previous year, onsite per capita revenues decreased by 1.5%, offshore per capita revenues decreased by 1.4% and blended per capita revenues decreased by 2.6% in US Dollar terms.

1.b Software products

The revenues from software products grew 9.1% compared to 42% in the previous year. Of the software products revenue, 82.1% came from exports compared to 75.7% in the previous year.

2. Expenditure

2.a Software development expenses

in Rs. crore

	2010	%	2009	%	Growth %
Revenues	21,140	100.0	20,264	100.0	4.3
Software development expenses					
Salaries and bonus	9,216	43.6	8,935	44.1	3.1
Technical sub-contractors	1,479	7.0	1,166	5.8	26.8

Software development expenses (contd.)

	2010	%	2009	%	Growth %
Overseas travel expenses	401	1.9	506	2.5	(20.8)
Cost of software packages	326	1.5	315	1.6	3.5
Communication expenses	45	0.2	56	0.3	(19.6)
Post-sales customer support and warranties	(2)	–	39	0.2	(105.1)
Other expenses	94	0.5	128	0.5	(26.6)
Total	11,559	54.7	11,145	55.0	3.7

We incurred software development expenses at 54.7% of revenues, compared to 55.0% during the previous year. Employee costs relate to salaries paid to employees in India and include overseas staff expenses. The total software professionals person-months increased to 9,95,956 for the year ended March 31, 2010, from 9,13,610 person-months during the previous year, an increase of 9.0%. Of this, the onsite and offshore billed person-months (including software products) are 1,75,581 and 4,97,108 for the year ended March 31, 2010, as compared to 1,79,329 and 4,52,911 for the previous year. The non-billable and trainees person-months were 3,23,267 and 2,81,370 during the current and previous year respectively. The non-billable and trainees person-months were 32.5% and 30.8% of the total software professional person-months for the current and previous year respectively. We added 18,905 employees (gross) and 6,837 employees (net) during the year as compared to 21,196 employees (gross) and 12,361 employees (net) during the previous year.

The utilization rates of billable employees for the years ended March 31, 2010 and March 31, 2009 are as follows:

in %

	2010	2009
Including trainees	67.5	69.2
Excluding trainees	74.4	74.2

The cost of technical sub-contractors includes Rs. 1,210 crore toward purchase of services from subsidiaries for the year ended March 31, 2010, as against Rs. 861 crore in the previous year. The details of such related party transactions are available in the *Notes to Accounts*. The balance amount was utilized toward availing the services of external consultants to augment skill sets that were required in various projects. We continue to engage the services of these consultants on a need basis.

The overseas travel expenses representing cost of travel overseas for software development constituted approximately 1.9% and 2.5% respectively of total revenue for the years ended March 31, 2010 and March 31, 2009. Overseas travel expenses include visa charges of Rs. 92 crore (0.4% of revenues) for the year, compared to Rs. 116 crore (0.6% revenues) in the previous year.

Cost of software packages primarily represents the cost of software packages and tools procured for our internal use. These packages and tools enhance the quality of our services and also meet the needs of software development. It also includes software procured from third parties for resale with our banking product suite, Finacle™. The cost of software packages was 1.5% and 1.6% respectively of the revenues for the years ending March 31, 2010 and March 31, 2009. Our accounting policy is to charge such purchases to the Profit and Loss accounts in the year of purchase.

A major part of our revenues is generated from offshore software development. We use high-end communication tools in order to establish real-time connections with our clients. The communication expenses represent approximately 0.2% and 0.3% of revenues for the years ending March 31, 2010 and March 31, 2009 respectively.

The provision for post-sale customer support and warranties saw a reversal of Rs. 2 crore against the charge of Rs. 39 crore for the years ended March 31, 2010 and March 31, 2009 respectively.

Other expenses representing staff welfare, computer maintenance, consumables and rent approximate to 0.5% of revenues during the year (same as the previous year).

2.b Gross profit

The gross profit during the year was Rs. 9,581 crore representing 45.3% of revenues compared to Rs. 9,119 crore representing 45.0% of revenues in the previous year.

2.c Selling and marketing expenses

We incurred selling and marketing expenses at 4.6% of our total revenues, same as the previous year. Selling and marketing expenses primarily consist of employee costs which include bonus payment. All other expenses excluding the employee cost were 1.0% of revenues during the year as compared to 1.2% in the previous year.

The number of sales and marketing personnel increased from 747 as at March 31, 2009 to 800 as at March 31, 2010.

We and our subsidiaries added 141 new customers as compared to 156 during the previous year.

2.d General and administration expenses

We incurred general and administration expenses amounting to 5.9% of our total revenues, compared to 6.3% during the previous year. All other expenses excluding the employee cost were 4.3% of revenues during the year as compared to 4.9% in the previous year.

Employee costs increased as the number of administration personnel increased from 3,427 as at March 31, 2009 to 3,922 as at March 31, 2010.

3. Operating profits

We earned an operating profit (PBIDTA) of Rs. 7,360 crore, representing 34.8% of total revenues compared to Rs. 6,906 crore, representing 34.0% of total revenues, during the previous year.

4. Depreciation

We provided Rs. 807 crore and Rs. 694 crore toward depreciation for the years ended March 31, 2010 and March 31, 2009 representing 3.8% and 3.4% of total revenues. The depreciation for the years ended March 31, 2010 and March 31, 2009 includes an amount of Rs. 86 crore and Rs. 71 crore, toward 100% depreciation on assets costing less than Rs. 5,000 each. The depreciation as a percentage of average gross block (excluding land) is 13.7% and 13.9% for the years ending March 31, 2010 and 2009 respectively.

5. Other income, net

Our treasury policy allows us to invest in short-term instruments with a maturity of up to 365 days, with a limit on individual fund / bank. The increase in interest income during the year was on account of higher cash generation in the business and increase in the average yield during the year.

We use foreign exchange forward contracts and options to hedge our exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces our risks / costs. We do not use foreign exchange forward contracts or options for trading or speculation purposes.

Foreign exchange gain / (losses) include transaction and translation losses of Rs. 237 crore and a gain of Rs. 294 crore for the years ended March 31, 2010 and March 31, 2009 respectively and option / forward contracts-gain of Rs. 276 crore and a loss of Rs. 666 crore for the years ended March 31, 2010 and March 31, 2009 respectively.

The composition of currency-wise revenues for the years ended March 31, 2010 and March 31, 2009 is as follows:

in %

Currency	2010	2009
US Dollar (US $)	74.4	72.3
UK Pound (GBP)	8.5	11.8
Euro (EUR)	6.7	6.9
Australian Dollar (AUD)	5.8	4.4
Others	4.6	4.6
Total	100.0	100.0

6. Sensitivity to Rupee movement

Every 1% movement in the Rupee against the US Dollar has an impact of approximately 40 basis points on operating margin.

7. Provision for tax

We have provided for our tax liability both in India and overseas. For the year ended March 31, 2008 and 2009, the Company had calculated its tax liability under Minimum Alternate Tax (MAT). The MAT liability can be carried forward and set off against the future tax liabilities. In the current year, the Company has calculated its tax liability under normal provisions of the Income Tax Act and utilized the brought forward MAT Credit.

7.a Software Technology Parks (STPs):

The profits attributable to operations under the STP scheme are exempted from income tax for a consecutive period of ten years from the financial year in which the unit starts producing computer software, or March 31, 2011, whichever is earlier.

The details regarding the commencement of operations at our STP locations and the year upto which the deduction under the STP scheme is available are as follows:

Software Technology Park	Year of Commencement[(1)]	Tax exemption	
		Claimed from[(1)]	Available upto[(1)]
Electronics City, Bangalore	1995	1997	2004
Mangalore	1996	1999	2005
Pune	1997	1999	2006
Bhubaneswar	1997	1999	2006
Chennai	1997	1999	2006
Phase I, Electronics City, Bangalore	1999	1999	2008
Phase II, Electronics City, Bangalore	2000	2000	2009
Hinjawadi, Pune	2000	2000	2009
Mysore	2000	2000	2009
Hyderabad	2000	2000	2009
Chandigarh	2000	2000	2009
Sholinganallur, Chennai	2001	2001	2010
Konark, Bhubaneswar	2001	2001	2010
Mangala, Mangalore	2001	2001	2010
Thiruvananthapuram	2004	2004	2011

(1) *Financial year*

7.b Special Economic Zones (SEZs)

During the financial year one more SEZ at Thiruvananthapuram, with an approved area of about 50 acres, commenced production.

As per the SEZ Act, the unit will be eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

The details regarding the commencement of operations at our SEZ locations and the year upto which the deduction under the SEZ scheme is available are as follows:

Special Economic Zone	Year of Commencement[(1)]	Tax exemption	
		Claimed from[(1)]	Available upto[(1)]
Mahindra City, Chennai	2006	2006	2020
Chandigarh	2007	2007	2021
Mangalore	2008	2008	2022
Pune	2008	2008	2022
Thiruvananthapuram	2010	2010	2024

(1) *Financial year*

Other fiscal benefits, including indirect tax waivers are being extended for setting up, operating and maintaining the unit.

For the current year, approximately 13% of our revenues came from STP operations which are under tax holiday, 17% of revenues came from SEZ operations and 70% of our revenues are subject to full tax in India. We pay taxes in various countries in which we operate, on the income that is sourced to those countries. The details of provision for taxes are as follows:

in Rs. crore

Year ended March 31,	2010	2009
Overseas tax	433	322
Domestic tax	1,551	669
	1,984	991
MAT Credit	(288)	(93)
Deferred taxes	21	(3)
	1,717	895

Tax provision for the year ended March 31, 2010, includes a reversal of Rs. 316 crore, relating to SEZ units for the previous years as the provisions are no longer required. The provision for deferred taxes includes an amount of Rs. 232 crore provided toward branch profit tax pertaining to certain overseas tax jurisdictions.

The effective tax rate increased to 23.0% in fiscal 2010 as compared to 13.3% in fiscal 2009.

8. Net profit after tax

Our net profit declined by 0.3% to Rs. 5,803 crore for the year ended March 31, 2010 from Rs. 5,819 crore in the previous year. This represents 27.5% and 28.7% of total revenue for the year ended March 31, 2010 and March 31, 2009 respectively.

9. Earnings Per Share (EPS)

Our basic EPS declined by 1.3% during the year to Rs. 100.37 per share from Rs. 101.65 per share in the previous year. The outstanding shares used in computing basic EPS increased from 57,24,90,211 for the year ended March 31, 2009 to 57,33,09,523 for the year ended March 31, 2010, an increase of 0.1%.

10. Segmental profitability

Our operations predominantly relate to providing end-to-end business solutions that leverage technology, thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The income and operating income by industry and geographical segments are provided in this section.

10.a Industry segments

in Rs. crore

	Financial services	Manufacturing	Telecom	Retail	Others	Total
Segmental revenues						
2010	7,354	3,988	3,234	2,989	3,575	21,140
2009	7,020	3,876	3,450	2,699	3,219	20,264
Growth %	4.7	2.9	(6.3)	10.7	11.1	4.3
Segmental operating income						
2010	2,644	1,258	1,167	1,065	1,226	7,360
2009	2,374	1,296	1,198	929	1,109	6,906
Growth %	11.3	(2.9)	(2.6)	14.6	10.6	6.6
Segmental operating profit (%)						
2010	35.9	31.5	36.1	35.6	34.3	34.8
2009	33.8	33.4	34.7	34.4	34.5	34.1

10.b Geographical segments

in Rs. crore

	North America	Europe	India	Rest of the World	Total
Segmental revenues					
2010	14,170	4,633	269	2,068	21,140
2009	13,123	5,060	260	1,821	20,264
Growth %	8.0	(8.4)	3.5	13.6	4.3
Segmental operating income					
2010	5,028	1,650	133	549	7,360
2009	4,437	1,795	136	538	6,906
Growth %	13.3	(8.1)	(2.2)	2.0	6.6
Segmental operating profit (%)					
2010	35.5	35.6	49.4	26.5	34.8
2009	33.8	35.5	52.3	29.5	34.1

11. Liquidity

Our growth has been financed largely through cash generated from operations.

Net cash generated from operations was Rs. 5,876 crore and Rs. 5,152 crore for the years ended March 31, 2010 and March 31, 2009 respectively. Net cash used in investing activities was Rs. 3,314 crore and Rs. 195 crore for the years ended March 31, 2010 and March 31, 2009 respectively. Net cash used in financing activities was Rs. 1,486 crore and Rs. 2,430 crore for the years ended March 31, 2010 and March 31, 2009, respectively.

12. Related party transactions

These have been discussed in detail in the *Notes to the Abridged financial statements* section of this report.

13. Events occurring after the Balance Sheet date

There were no significant events occurring after the Balance Sheet date.

D. Opportunities and threats

We believe our competitive strengths include:

- Leadership in sophisticated solutions that enable our clients to optimize the efficiency of their business
- Proven GDM
- Commitment to superior quality and process execution
- Strong brand and long-standing client relationships
- Status as an employer of choice
- Ability to scale
- Innovation and leadership

1. Our Strategy

We seek to further strengthen our position as a leading global technology services company by successfully differentiating our service offerings and increasing the scale of our operations. To achieve these goals, we seek to:

- Increase business from existing and new clients
- Expand geographically
- Continue to invest in infrastructure and employees
- Continue to enhance our engagement models and offerings
- Continue to develop deep industry knowledge
- Enhance brand visibility
- Pursue alliances and strategic acquisitions

2. Competition

We operate in a highly competitive and rapidly changing market and compete with consulting firms such as Accenture Limited, Atos Origin S.A., Cap Gemini S.A., and Deloitte Consulting LLP; divisions of large multinational technology firms such as Hewlett-Packard Company and International Business Machines Corporation; IT outsourcing firms such as Computer Sciences Corporation, Keane Inc., Logica Plc and Dell Perot Systems; offshore technology services firms such as Cognizant Technology Solutions Corporation, Tata Consultancy Services Limited and Wipro Technologies Limited; software firms such as Oracle Corporation and SAP A.G.; business process outsourcing firms such as Genpact Limited and WNS Global Services and in-house IT departments of large corporations.

In the future, we expect competition from firms establishing and building their offshore presence and firms in countries with lower personnel costs than those prevailing in India. However, we recognize that price alone cannot constitute a sustainable competitive advantage. We believe that the principal competitive factors in our business include the ability to effectively integrate onsite and offshore execution capabilities to deliver seamless, scalable, cost-effective services; increase scale and breadth of service offerings to provide one-stop solutions; provide industry expertise to clients' business solutions; attract and retain high-quality technology professionals and maintain financial strength to make strategic investments in human resources and physical infrastructure through business cycles.

We believe we compete favorably with respect to these factors.

E. Outlook, risks and concerns

This section contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these statements as a result of certain factors.

The following lists our outlook, risks and concerns:

- Our revenues and expenses are difficult to predict and can vary significantly from period to period, which could cause our share price to decline. We may not be able to sustain our previous profit margins or levels of profitability.
- Our revenues are highly dependent on clients primarily located in the U.S. and Europe, as well as in certain industries, and an economic slowdown or other factors that affect the economic health of the U.S., Europe or these industries may affect our business.
- Currency fluctuations may affect the results or our operations.
- Our success depends largely upon our highly skilled technology professionals and our ability to hire, attract, motivate, retain and train these personnel.
- We may face difficulties in providing end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.
- Intense competition in the market for technology services could affect our cost advantages, which could reduce our share of business from clients and decrease our revenues.

- Our revenues are highly dependent upon a small number of clients, and the loss of any one of our major clients could significantly impact our business.
- Legislation in certain countries in which we operate, including the United States and the United Kingdom, may restrict companies in those countries from outsourcing work to us.
- Our failure to complete fixed-price, fixed-timeframe contracts or transaction-based pricing contracts within budget and on time may negatively affect our profitability.
- Our client contracts can be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.
- Our engagements with customers are singular in nature and do not necessarily provide for subsequent engagements.
- Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in less revenue than previously anticipated.
- Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.
- Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which we focus.
- Disruptions in telecommunications, system failures or virus attacks could harm our ability to execute our GDM, which could result in client dissatisfaction and a reduction of our revenues.
- We may be liable to our clients for damages caused by disclosure of confidential information, system failures, errors or unsatisfactory performance of services.
- We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.
- We may be unable to recoup our investment costs to develop our software products.
- We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.
- Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire or terminate.
- In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.
- We operate in jurisdictions that impose transfer pricing and other tax-related regulations on us, and any failure to comply could materially and adversely affect our profitability.
- Wage pressures in India and the hiring of employees outside India may prevent us from sustaining our competitive advantage and may reduce our profit margins.
- Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.
- Changes in immigration laws may affect our ability to compete and provide services to our clients in various countries. This could hamper our growth and may have an impact on our revenues.
- Our ability to acquire companies organized outside India depends on the approval of the Government of India and / or the Reserve Bank of India, and failure to obtain this approval could negatively impact our business.

For more details on risk factors, refer to our quarterly and annual filings with the Securities and Exchange Commission (SEC), USA, available on our website www.infosys.com.

F. Internal control systems and their adequacy

The CEO and CFO certification provided in the *CEO and CFO Certification* section of the Annual Report discusses the adequacy of our internal control systems and procedures.

G. Material developments in human resources / industrial relations, including number of people employed

Our culture and reputation as a leader in the technology services industry enables us to recruit and retain some of the best available talent in India.

1. Human capital

Our employees are our most important and valuable assets. During fiscal 2010, we received approximately 4,00,800 applications, around 77,000 applicants underwent written tests. Approximately 61,000 were interviewed and 26,200 job offers were made. As of March 31, 2010, Infosys and its subsidiaries had employed approximately 1,13,800 employees, of which approximately 1,06,900 are technology professionals, including trainees. The key elements that define our culture include:

1.a Recruitment

We have built our global talent pool by recruiting new students from premier universities, colleges and institutes in India and through need-based hiring of project leaders and middle managers. We recruit students in India who have consistently shown high levels of achievement. We have also begun selective recruitment at campuses in the U.S., the U.K., Australia and China. We rely on a rigorous selection process involving a series of aptitude tests and interviews to identify the best applicants. This selection process is continually assessed and refined based on performance tracking of past recruits.

1.b Training and development

With a total built-up area of 1.44 million square feet, the Infosys Global Education Center in Mysore, India can train approximately 14,000 employees at a time.

As of March 31, 2010, we employed 610 full-time employees as faculty, including 208 with doctorate or masters degrees. Our faculty conducts integrated training for our new employees. We also have our employees undergo certification programs each year to develop the skills relevant for their roles.

Leadership development is a core part of our training program. We established the Infosys Leadership Institute in our Mysore campus to enhance leadership skills required to manage the complexities of the rapidly changing marketplace and to further instill our culture.

We also have been working with several colleges across India through our Campus Connect program, enabling their faculty to provide industry related training to students.

1.c Compensation

Our technology professionals receive competitive salaries and benefits. We have also adopted a performance-linked compensation program that links compensation to individual performance, as well as our performance.

Risk management report

The following section discusses the various aspects of enterprise-wide risk management. Readers are cautioned that the risk related information outlined here is not exhaustive and is for information purpose only. The discussion may contain statements, which may be forward-looking in nature. Our business model is subject to uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Readers are requested to exercise their own judgment in assessing the risks associated with the Company and to refer to the discussions of risks in the Company's previous Annual Reports and the filings with the Securities and Exchange Commission, USA.

A. Overview

The Enterprise Risk Management (ERM) at Infosys encompasses practices relating to identification, assessment, monitoring and mitigation of various risks to our business. ERM at Infosys seeks to minimize adverse impact on our business objectives and enhance stakeholder value. Further, our risk management practices seek to sustain and enhance long-term competitive advantage of the Company. Risk management is integral to our business model, described as 'Predictable, Sustainable, Profitable and De-risked' (PSPD) model. Our core values and ethics provide the platform for our risk management practices.

B. Our Risk Management Framework

Our risk management framework encompasses the following key components.

1. Risk management structure

Our risk management occurs across the enterprise at various levels. These levels also form the various lines of defense in our risk management.

The key roles and responsibilities regarding risk management in the Company are as follows :

Level	Key roles and responsibilities
Board of Directors (Board)	• Corporate governance oversight of risk management performed by the Executive Management • Review the performance of Risk Management Committee

Risk Management Committee (RMC)[1]	• Comprises four independent directors
	  • David L. Boyles, *Chairperson*
	  • Jeffrey S. Lehman
	  • Dr. Omkar Goswami
	  • Sridar A. Iyengar
	• Assisting the Board in fulfilling its corporate governance oversight responsibilities with regard to identification, evaluation and mitigation of operational, strategic and external environment risks
	• Monitoring and reviewing risk management practices of the Company
	• Reviewing and approving risk-related disclosures

Risk Council (RC)	• Comprises Chief Executive Officer, Chief Operating Officer and Chief Financial Officer • Reviewing enterprise risks from time to time, initiating mitigation actions, identifying owners and reviewing progress • Formulating and deploying risk management policies • Deploying practices for identification, assessment, monitoring, mitigation and reporting of risks • Providing updates to RMC and the Board from time to time on the enterprise risks and actions taken
Office of Risk Management (ORM)	• Comprises the network of risk managers from units and our group companies and is led by Chief Risk Officer • Facilitating the execution of risk management practices in the enterprise as mandated, in the areas of risk identification, assessment, monitoring, mitigation and reporting • Deploying mechanisms to monitor compliance with policies • Providing periodic updates to RC and quarterly updates to RMC on top risks and their mitigation • Working closely with owners of risk in deploying mitigation measures
Unit Heads	• Managing their functions as per company risk management philosophy • Managing risks concomitant to the business decisions relating to their unit, span of control or area of operations • Managing risks at the unit level that may arise from time to time, in consultation with the Risk Council
The Infoscion	• Adhering to risk management policies and procedures • Implementing prescribed risk mitigation actions • Reporting risk events and incidents in a timely manner

[1] *As of April 13, 2010*

2. Risk categories

The following broad categories of risks have been considered in our risk management framework :

- Strategy: Risks emanating out of the choices we make on markets, resources and delivery model that can potentially impact our long-term competitive advantage.
- Industry: Risks relating to inherent characteristics of our industry including competitive structure, technological landscape, extent of linkage to economic environment and regulatory structure.
- Counterparty: Risks arising from our association with entities for conducting business. These include clients, vendors, alliance partners and their respective industries.
- Resources: Risks arising from inappropriate sourcing or sub-optimal utilization of key organizational resources such as talent, capital and infrastructure.
- Operations: Risks inherent to business operations including those relating to client acquisition, service delivery to clients, business support activities, information security, physical security and business activity disruptions.
- Regulations and compliance : Risks due to inadequate compliance to regulations, contractual obligations and intellectual property violations leading to litigation and loss of reputation.

3. Key risk management practices

The key risk management practices include those relating to risk assessment, measurement, mitigation, monitoring, reporting and integration with strategy and business planning.

- Risk identification and assessment: Periodic assessment to identify significant risks for the Company and prioritizing the risks for action. Mechanisms for identification and prioritization of risks include risk survey, business risk environment scanning and focused discussions in RC and RMC. Risk survey of executives across units, functions and subsidiaries is conducted before the annual strategy exercise. Risk register and internal audit findings also provide pointers for risk identification.
- Risk measurement, mitigation and monitoring: For top risks, dashboards are created that track external and internal indicators relevant for risks, so as to indicate the risk level. The trend line assessment of top risks, analysis of exposure and potential impact are carried out. Mitigation plans are finalized, owners are identified and progress of mitigation actions are monitored and reviewed.
- Risk Reporting: Top risks report outlining the risk level, trend line, exposure, potential impact and status of mitigation actions is discussed in RC and RMC on a periodic basis. In addition, risk update is provided to the Board. Entity level risks such as project risks, account level risks are reported to and discussed at appropriate levels of the organization.
- Integration with strategy and business planning: Identified risks are used as one of the key inputs for the development of strategy and business plan.

Key components of Infosys Risk Management Framework


Risk Categories
Strategy
Industry
Counterparty
Resources
Operations
Regulations & Compliance
Risk Governance Structure
Key Risk Management Processes
Board of Directors
Risk Management Committee
Risk Council
Office of Risk Management
Unit Heads
The Infoscion
Risk Identification and Assessment
Risk Measurement, Mitigation & Monitoring
Risk Reporting & Disclosures
Integration with Strategy & Business Plan

C. Overview of risk environment and key risk management activities of the year

Business risk environment was challenging for most part of the year, primarily driven by the prolonged impact of global economic slowdown on our clients and the resultant impact on our business. Financial position of several key clients who were impacted by the global economic slowdown, gradually improved during the year. Regulatory environment relating to immigration / visa and taxation required close monitoring and assessment. Global currencies from which we derive our revenues showed high volatility. Physical security environment in India called for increased vigilance measures.

Our continued emphasis on credit risk management through periodic credit quality assessments and focused collection mechanisms resulted in further improvement of credit risk indicators. Our active management of currency risks minimized the impact in a volatile currency market. We further strengthened operational risk mitigation mechanisms in areas including physical security, service delivery, information security and contracts management. Our periodic assessment and monitoring of business risk and regulatory environment resulted in deployment of appropriate mitigation measures.

We carried out various risk management activities described as follows, to monitor and mitigate risks:

1. Top risk identification, tracking and review

- Annual risk survey across functions and subsidiaries to get inputs on key risks and prioritization. Subsequent discussions in RC and RMC for finalization of top risks
- Review of top risks in RC and RMC covering risk level, trend line, exposure, potential impact and progress of key mitigation actions
- Review discussions on key items from risk register by RC and RMC.

2. Risk assessments and review

- Periodic assessment of business risk environment including top clients analysis, counterparty exposures and sovereign risk
- Risk assessment of regulatory environment especially those relating to immigration / visa and taxation
- Assessment and review of financial risks such as currency risk, credit risk and liquidity
- Review of risk management practices relating to information security, physical security and service delivery
- Review of rollout of account risk management framework in business units
- Review of progress of ERM implementation in subsidiaries.

CEO and CFO certification

To

The Board of Directors
Infosys Technologies Limited
Bangalore

We, S. Gopalakrishnan, Chief Executive Officer and Managing Director, and V. Balakrishnan, Chief Financial Officer of Infosys Technologies Limited, to the best of our knowledge and belief, certify that:

1. We have reviewed the Balance Sheet and Profit and Loss account (standalone and consolidated), and all the schedules and notes on accounts, as well as the Cash Flow statements, and the Directors' report.
2. Based on our knowledge and information, these statements do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the statements made.
3. Based on our knowledge and information, the financial statements, and other financial information included in this report, present in all material respects, a true and fair view of the Company's affairs, the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report, and are in compliance with the existing accounting standards and / or applicable laws and regulations.
4. To the best of our knowledge and belief, no transactions entered into by the Company during the year are fraudulent, illegal or violative of the Company's code of conduct.
5. We are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company, and we have:
   a) Designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP).
   c) Evaluated the effectiveness of the Company's disclosure, controls and procedures.
   d) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.
6. We have disclosed based on our most recent evaluation, wherever applicable, to the Company's auditors and the audit committee of the Company's Board of Directors (and persons performing the equivalent functions):
   a) There were no deficiencies in the design or operation of internal controls, that could adversely affect the Company's ability to record, process, summarize and report financial data, and there have been no material weaknesses in internal controls over financial reporting including any corrective actions with regard to deficiencies.
   b) There were no significant changes in internal controls during the year covered by this report.
   c) All significant changes in accounting policies during the year, if any, and that the same have been disclosed in the notes to the financial statements.
   d) There were no instances of fraud of which we are aware, that involve the Management or other employees who have a significant role in the Company's internal control system.
7. In the event of any materially significant misstatements or omissions, we will return to the Company that part of any bonus or incentive or equity-based compensation, which was inflated on account of such errors.
8. We affirm that we have not denied any personnel, access to the audit committee of the Company (in respect of matters involving alleged misconduct) and we have provided protection to whistleblowers from unfair termination and other unfair or prejudicial employment practices.
9. We further declare that all Board members and senior managerial personnel have affirmed compliance with the code of conduct for the current year.

Bangalore
April 13, 2010

S. Gopalakrishnan
Chief Executive Officer and Managing Director

V. Balakrishnan
Chief Financial Officer

Auditors' report on abridged financial statements

To the members of Infosys Technologies Limited

We have examined the abridged Balance Sheet of Infosys Technologies Limited ('the Company') as at 31 March, 2010 and the abridged Profit and Loss account and the Cash Flow statement for the year ended on that date, together with the notes thereon.

These abridged financial statements have been prepared by the Company pursuant to Rule 7A of the Companies (Central Government's) General Rules and Forms, 1956 and are based on the accounts of the Company for the year ended 31 March, 2010 prepared in accordance with Schedule VI to the Companies Act, 1956 and covered by our report dated 13 April, 2010 to the members of the Company which report is attached.

for B S R & Co.
Chartered Accountants
Firm registration number: 101248W

Natrajan Ramkrishna
Partner
Membership no.: 32815

Bangalore
13 April, 2010

Auditors' report to the members of Infosys Technologies Limited

We have audited the attached Balance Sheet of Infosys Technologies Limited ('the Company') as at 31 March, 2010, the Profit and Loss account of the Company and the Cash Flow statement of the Company for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditor's Report) Order, 2003 ('the Order'), as amended, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956 ('the Act'), we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

(a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

(c) the Balance Sheet, the Profit and Loss account and the Cash Flow statement dealt with by this report are in agreement with the books of account;

(d) in our opinion, the Balance Sheet, the Profit and Loss account and the Cash Flow statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Act;

(e) on the basis of written representations received from the directors, as at 31 March, 2010 and taken on record by the Board of Directors, we report that none of the directors are disqualified as at 31 March, 2010 from being appointed as a director in terms of Section 274(1)(g) of the Act;

(f) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Act, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

    (i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March, 2010;

    (ii) in the case of the Profit and Loss account, of the profit of the Company for the year ended on that date; and

    (iii) in the case of the Cash Flow statement, of the cash flows of the Company for the year ended on that date.

for B S R & Co.
Chartered Accountants
Firm registration number: 101248W

Natrajan Ramkrishna
Partner
Membership no.: 32815

Bangalore
13 April, 2010

Annexure to the auditors' report

The Annexure referred to in our report to the members of Infosys Technologies Limited ('the Company') for the year ended 31 March, 2010. We report that:

(i) (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) The Company has a regular program of physical verification of its fixed assets by which fixed assets are verified in a phased manner over a period of three years. In accordance with this program, certain fixed assets were verified during the year and no material discrepancies were noticed on such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.

(c) Fixed assets disposed of during the year were not substantial, and therefore, do not affect the going concern assumption.

(ii) The Company is a service company, primarily rendering Information Technology services. Accordingly, it does not hold any physical inventories. Thus, paragraph 4(ii) of the Order is not applicable.

(iii) (a) The Company has granted a loan to a body corporate covered in the register maintained under Section 301 of the Companies Act, 1956 ('the Act'). The maximum amount outstanding during the year was Rs. 47,93,79,292 and the year-end balance of such loans amounted to Rs. 47,70,18,368. Other than the above, the Company has not granted any loans, secured or unsecured, to companies, firms or parties covered in the register maintained under Section 301 of the Act.

(b) In our opinion, the rate of interest and other terms and conditions on which the loan has been granted to the body corporate listed in the register maintained under Section 301 of the Act are not, *prima facie*, prejudicial to the interest of the Company.

(c) In the case of loan granted to the body corporate listed in the register maintained under Section 301 of the Act, the borrower has been regular in the payment of the interest as stipulated. The terms of arrangement do not stipulate any repayment schedule and is repayable on demand. Accordingly, paragraph 4(iii)(c) of the Order is not applicable to the Company in respect of repayment of the principal amount.

(d) There are no overdue amounts of more than rupees one lakh in respect of the loan granted to a body corporate listed in the register maintained under Section 301 of the Act. Accordingly, paragraph 4(iii)(d) of the Order is not applicable.

(e) The Company has not taken any loans, secured or unsecured from companies, firms or parties covered in the register maintained under Section 301 of the Act. Accordingly, paragraphs 4(iii)(e) to 4(iii)(g) of the Order are not applicable.

(iv) In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of fixed assets and sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.

(v) (a) In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in Section 301 of the Act have been entered in the register required to be maintained under that section.

(b) In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in (v)(a) above and exceeding the value of rupees five lakh with any party during the year have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time.

(vi) The Company has not accepted any deposits from the public. Accordingly, paragraph 4(vi) of the Order is not applicable.

(vii) In our opinion, the Company has an internal audit system commensurate with the size of the Company and the nature of its business.

(viii) The Central Government of India has not prescribed the maintenance of cost records under Section 209(1)(d) of the Act for any of the services rendered by the Company. Accordingly, paragraph 4(viii) of the Order is not applicable.

(ix) (a) According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted / accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Income tax, Sales tax, Wealth tax, Service tax and other material statutory dues have been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Employees' State Insurance, Customs duty and Excise duty.

Further, since the Central Government has till date not prescribed the amount of Cess payable under Section 441A of the Act, we are not in a position to comment upon the regularity or otherwise of the Company in depositing the same.

According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Investor Education and Protection Fund, Income tax, Sales tax, Wealth tax, Service tax and other material statutory dues were in arrears as at 31 March, 2010 for a period of more than six months from the date they became payable.

(b) According to the information and explanations given to us, there are no material dues of Income tax, Service tax, Wealth tax and Cess which have not been deposited with the appropriate authorities on account of any dispute. *However, according to information and explanations given to us, the following dues of sales tax have not been deposited by the Company on account of disputes:*

Name of the statute	Nature of dues	Amount (Rs.)	Period to which the amount relates	Forum where dispute is pending
KVAT Act, 2003	Sales tax, interest and penalty demanded	24,53,43,982(1)	April 2005 to March 2009	High Court of Karnataka
Central Sales Tax Act, 1956	Sales tax demanded	31,12,450(1)	April 2007 to March 2008	High Court of Andhra Pradesh

(1) *Net of amounts paid*

(x) The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial year. Accordingly, paragraph 4(x) of the Order is not applicable.

(xi) The Company did not have any outstanding dues to any financial institution, banks or debenture holders during the year. Accordingly, paragraph 4(xi) of the Order is not applicable.

(xii) The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities. Accordingly, paragraph 4(xii) of the Order is not applicable.

(xiii) In our opinion and according to the information and explanations given to us, the Company is not a chit fund / *nidhi* / mutual benefit fund / society. Accordingly, paragraph 4(xiii) of the Order is not applicable.

(xiv) According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments. Accordingly, paragraph 4(xiv) of the Order is not applicable.

(xv) According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions. Accordingly, paragraph 4(xv) of the Order is not applicable.

(xvi) The Company did not have any term loans outstanding during the year. Accordingly, paragraph 4(xvi) of the Order is not applicable.

(xvii) The Company has not raised any funds on short-term basis. Accordingly, paragraph 4(xvii) of the Order is not applicable.

(xviii) The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under Section 301 of the Act. Accordingly, paragraph 4(xviii) of the Order is not applicable.

(xix) The Company did not have any outstanding debentures during the year. Accordingly, paragraph 4(xix) of the Order is not applicable.

(xx) The Company has not raised any money by public issues during the year. Accordingly, paragraph 4(xx) of the Order is not applicable.

(xxi) According to the information and explanations given to us, no material fraud on or by the Company has been noticed or reported during the course of our audit.

for B S R & Co.
Chartered Accountants
Firm registration number: 101248W

Natrajan Ramkrishna
Partner
Membership no.: 32815

Bangalore
13 April, 2010

Abridged financial statements

Statement Containing Salient Features of Balance Sheet as per Section 219(1)(b)(iv) of the Companies Act, 1956

Abridged Balance Sheet

As at March 31, *in Rs. crore*

	2010	2009
I. SOURCES OF FUNDS		
1. SHAREHOLDERS' FUNDS		
(a) Capital		
(i) Equity capital	287	286
(b) Reserves and surplus		
(i) Capital reserve	54	6
(ii) Share premium account	3,022	2,925
(iii) Revenue reserve	4,867	4,287
(iv) Surplus in Profit and Loss account	13,806	10,305
	22,036	17,809
2. DEFERRED TAX LIABILITIES	232	37
3. LOAN FUNDS	–	–
TOTAL OF (1) TO (3)	22,268	17,846
II. APPLICATION OF FUNDS		
1. FIXED ASSETS		
(a) Net block (original cost less depreciation)	3,779	3,799
(b) Capital work-in-progress	409	615
	4,188	4,414
2. INVESTMENTS		
(a) Investment in subsidiary companies – unquoted	1,125	1,005
(b) Others – unquoted	3,511	–
	4,636	1,005
3. DEFERRED TAX ASSETS	313	139
4. (I) CURRENT ASSETS, LOANS AND ADVANCES		
(a) Sundry debtors	3,244	3,390
(b) Cash and bank balances	9,797	9,039
(c) Loans and advances		
(i) To subsidiary companies	46	51
(ii) To others	3,842	3,113
	16,929	15,593
(II) LESS: CURRENT LIABILITIES AND PROVISIONS		
(a) Liabilities	1,763	1,507
(b) Provisions	2,035	1,798
NET CURRENT ASSETS (I–II)	13,131	12,288
TOTAL OF (1) TO (4)	22,268	17,846

As per our report attached.

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership no.: 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Claude Smadja
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. V. Kamath
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 13, 2010

K. Parvatheesam
Company Secretary

Abridged financial statements

Statement Containing Salient Features of Profit and Loss account as per Section 219(1)(b)(iv) of the Companies Act, 1956

Abridged Profit and Loss account

For the year ended March 31, *in Rs. crore*

	2010	2009
I. INCOME		
Income from software services and products	21,140	20,264
Interest	743	836
Dividend	101	2
Other income / (loss)	66	(334)
TOTAL	22,050	20,768
II. EXPENDITURE		
Software development expenses	2,317	2,111
Selling expenses	215	247
Salaries, wages and other employee benefits	10,340	9,960
Managerial remuneration	16	15
Depreciation and amortization	807	694
Auditor's remuneration	1	1
Provision for doubtful debts	(1)	74
Provision for post-sales client support and warranties	(2)	39
Other expenses	885	913
TOTAL	14,578	14,054
III. PROFIT BEFORE TAX AND EXCEPTIONAL ITEM (I–II)	7,472	6,714
IV. PROVISION FOR TAXATION	1,717	895
V. PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEM (III–IV)	5,755	5,819
Income from sale of investments, net of taxes	48	–
	5,803	5,819
VI. DIVIDEND ON EQUITY SHARES		
Interim	573	572
Final	861	773
Residual	–	1
Tax on dividend	240	228
VII. TRANSFER TO RESERVES / SURPLUS	4,129	4,245

As per our report attached.

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership no.: 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Claude Smadja
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. V. Kamath
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 13, 2010

K. Parvatheesam
Company Secretary

Abridged Cash Flow statement

For the year ended March 31, *in Rs. crore*

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit before tax and exceptional item	7,472	6,714
Adjustments to reconcile net profit before tax to cash provided by operating activities		
Provision for investments	(9)	–
Depreciation and amortization	807	694
Interest and dividend income	(844)	(838)
Effect of exchange differences on translation of foreign currency cash and cash equivalents	68	(73)
Changes in current assets and liabilities		
Sundry debtors	146	(297)
Loans and advances	(363)	(512)
Current liabilities and provisions	252	304
	7,529	5,992
Income taxes paid	(1,653)	(840)
NET CASH GENERATED BY OPERATING ACTIVITIES	5,876	5,152
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets and change in capital work-in-progress	(581)	(1,177)
Investments in subsidiaries	(120)	(41)
Investments in other securities	(3,497)	–
Interest and dividend received	831	1,023
CASH FLOWS FROM INVESTING ACTIVITIES BEFORE EXCEPTIONAL ITEM	(3,367)	(195)
Proceeds on sale of long-term investments, net of taxes	53	–
NET CASH USED IN INVESTING ACTIVITIES	(3,314)	(195)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of share capital on exercise of stock options	88	64
Dividends paid including residual dividend	(1,346)	(2,132)
Dividend tax paid	(228)	(362)
NET CASH USED IN FINANCING ACTIVITIES	(1,486)	(2,430)
Effect of exchange differences on translation of foreign currency cash and cash equivalents	(68)	73
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,008	2,600
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	10,289	7,689
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	11,297	10,289

As per our report attached.

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership no.: 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Claude Smadja
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. V. Kamath
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 13, 2010

K. Parvatheesam
Company Secretary

1. Company overview

Infosys Technologies Limited ('Infosys' or 'the Company') along with its majority-owned and controlled subsidiary, Infosys BPO Limited ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Consulting Inc ('Infosys Consulting'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB. ('Infosys Sweden'), Infosys Tecnologia DO Brasil LTDA. ('Infosys Brazil') and Infosys Public Services Inc, USA ('Infosys Public Services') is a leading global technology services company. The Company provides end-to-end business solutions that leverage cutting-edge technology, thereby enabling clients to enhance business performance. The Company provides solutions that span the entire software lifecycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Company offers software products for the banking industry.

(Refer to Note 23 in the Notes to Accounts of the annual standalone financial statements).

2. Notes on accounts

Amounts in the abridged financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in Note 11. All exact amounts are stated with the suffix '/-'. One crore equals 10 million.

The previous year figures have been regrouped / reclassified, wherever necessary, to conform to the current presentation.

(Note 23.2 in the Notes to Accounts of the annual standalone financial statements).

3. Capital commitments and contingent liabilities

in Rs. crore

Particulars	As at March 31,			
	2010		2009	
Estimated amount of unexecuted capital contracts (net of advances and deposits)		267		344
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others		3		3
Claims against the Company, not acknowledged as debts(1) [Net of amount paid to statutory authorities Rs. 241 crore (Rs. 200 crore)]		28		3
	in million	in Rs. crore	in million	in Rs. crore
Forward contracts outstanding				
In USD	228	1,024	245	1,243
In Euro	16	97	20	135
In GBP	7	48	15	109
In AUD	3	12	–	–
Options contracts outstanding				
In USD	200	898	173	877

(1) Claims against the Company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of Rs. 214 crore (Rs. 197 crore), including interest of Rs. 39 crore (Rs. 43 crore) upon completion of their tax review for fiscal 2005 and fiscal 2006. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The matter for fiscal 2005 and fiscal 2006 is pending before the Commissioner of Income Tax (Appeals) Bangalore.

The Company is contesting the demands and the Management, including its tax advisors, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

(Refer to Note 23.2.2 in the Notes to Accounts of the annual standalone financial statements).

4. Quantitative details

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

(Refer to Note 23.2.3 in the Notes to Accounts of the annual standalone financial statements).

5. Related party transactions

The list of related party transactions is as follows:

Name of subsidiaries	Country	Holding, as at March 31,	
		2010	2009
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting(1)	USA	100%	100%
Infosys Mexico(2)	Mexico	100%	100%
Infosys Sweden(3)	Sweden	100%	–
Infosys Brazil(4)	Brazil	100%	–
Infosys Public Services Inc(5)	USA	100%	–
Infosys BPO s. r. o(6)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o(6)	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited(6)	Thailand	99.98%	99.98%
Mainstream Software Pty Limited(7)	Australia	100%	100%
Infosys Consulting India Limited(8)	India	100%	–
McCamish Systems LLC(9)	USA	99.98%	–

(1) During the year ended March 31, 2010 the Company made an additional investment of Rs. 50 crore (US $10 million) in Infosys Consulting, which is a wholly-owned subsidiary. As of March 31, 2010 and March 31, 2009, the Company has invested an aggregate of Rs. 243 crore (US $55 million) and Rs. 193 crore (US $45 million), respectively in the subsidiary.

(2) During the year ended March 31, 2010 the Company made an additional investment of Rs. 18 crore (Mexican Peso 50 million) in Infosys Mexico, which is a wholly-owned subsidiary. As of March 31, 2010 and March 31, 2009, the Company has invested an aggregate of Rs. 40 crore (Mexican Peso 110 million) and Rs. 22 crore (Mexican Peso 60 million), respectively in the subsidiary.

(3) During the year ended March 31, 2009, the Company incorporated wholly-owned subsidiary, Infosys Technologies (Sweden) AB, which was capitalized on July 8, 2009.

(4) On August 7, 2009, the Company incorporated wholly-owned subsidiary, Infosys Tecnologia DO Brasil LTDA. As of March 31, 2010 the Company has invested an aggregate of Rs. 28 crore (BRL 11 million) in the subsidiary.

(5) On October 9, 2009, the Company incorporated wholly-owned subsidiary, Infosys Public Services Inc. As of March 31, 2010, the Company invested Rs. 24 crore (US $5 million) in the subsidiary.

(6) Infosys BPO s.r.o, Infosys BPO (Poland) Sp.Z.o.o, Infosys BPO (Thailand) Limited and McCamish Systems LLC are wholly-owned subsidiaries of Infosys BPO.

(7) Mainstream Software Pty Limited is a wholly-owned subsidiary of Infosys Australia.

(8) *On August 19, 2009, Infosys Consulting Inc incorporated a wholly-owned subsidiary, Infosys Consulting India Limited. As of March 31, 2010, Infosys Consulting has invested Rs. 1 crore in the subsidiary.*

(9) *On December 4, 2009, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the U.S. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of Rs. 173 crore and a contingent consideration of Rs. 67 crore. The acquisition was completed during the year and accounted as a business combination which resulted in goodwill of Rs. 227 crore.*

Infosys guarantees the performance of certain contracts entered into by its subsidiaries.

The details of amounts due to or due from as at March 31, 2010 and March 31, 2009 are as follows:

in Rs. crore

Particulars	As at March 31,	
	2010	2009
Loans and advances		
Infosys China	46	51
Sundry debtors		
Infosys China	19	–
Infosys Australia	7	4
Infosys Mexico	1	1
Infosys Consulting	26	–
Infosys Brazil	1	–
Infosys BPO (Including subsidiaries)	2	–
Sundry creditors		
Infosys China	18	4
Infosys Australia	20	16
Infosys BPO (Including subsidiaries)	7	1
Infosys Consulting	43	–
Infosys Consulting India	1	–
Infosys Mexico	5	–
Infosys Sweden	1	–
Deposit taken for shared services		
Infosys BPO	7	3

The details of the related party transactions entered into by the Company and maximum dues from subsidiaries for the years ended March 31, 2010 and March 31, 2009 are as follows:

in Rs. crore

Particulars	Year ended March 31,	
	2010	2009
Capital transactions:		
Financing transactions		
Infosys Consulting	50	22
Infosys China	–	19
Infosys Mexico	18	–
Infosys Brazil	28	–
Infosys Public Services	24	–
Loans / Advances		
Infosys China	–	10
Revenue transactions:		
Purchase of services		
Infosys Australia	634	471
Infosys China	134	81
Infosys Consulting	378	275
Infosys Sweden	11	–
Infosys BPO (Including subsidiaries)	3	1
Infosys Brazil	5	–
Infosys Mexico	45	33
Purchase of shared services including facilities and personnel		
Infosys BPO (Including subsidiaries)	53	32
Interest income		
Infosys China	3	3
Sale of services		
Infosys Australia	25	10
Infosys China	10	2

The details of the related party transactions (contd.):

in Rs. crore

Particulars	Year ended March 31,	
	2010	2009
Infosys Consulting	25	4
Infosys BPO (Including subsidiaries)	–	1
Sale of shared services including facilities and personnel		
Infosys BPO (Including subsidiaries)	71	53
Infosys Consulting	4	3
Maximum balances of loans and advances		
Infosys Australia	51	35
Infosys China	48	51
Infosys BPO (Including subsidiaries)	4	–
Infosys Mexico	4	4
Infosys Consulting	35	26

During the year ended March 31, 2010, an amount of Rs. 34 crore (Rs. 20 crore for the year ended March 31, 2009) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

During the year ended March 31, 2010, an amount of Rs. 23 crore (Rs. 15 crore for the year ended March 31, 2009) has been granted to Infosys Science Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees.

(Refer to Note 23.2.7 in the Notes to Accounts of the annual standalone financial statements).

6. Transactions with key management personnel

Key management personnel comprise directors and members of the Executive Council.

Particulars of remuneration and other benefits paid to key management personnel during the years ended March 31, 2010 and March 31, 2009 have been detailed in Schedule 12.

The aggregate managerial remuneration under Section 198 of the Companies Act 1956, to the directors (including the managing director) is as follows:

in Rs. crore

Particulars	Year ended March 31,	
	2010	2009
Whole-time directors		
Salary	2	2
Contribution to provident and other funds	–	–
Perquisites and incentives	7	6
Total remuneration	9	8
Non-whole-time directors		
Commission	6	6
Reimbursement of expenses	1	1
Total remuneration	7	7

Computation of net profit in accordance with Section 349 of the Companies Act, 1956, and calculation of commission payable to non-whole-time directors are as follows:

in Rs. crore

Particulars	Year ended March 31,	
	2010	2009
Net profit after tax before exceptional item	5,755	5,819
Add:		
Whole-time directors' remuneration	9	8
Commission to non-whole-time directors	6	6
Provision for bad and doubtful debts	(1)	74
Provision for doubtful loans and advances	–	1

Computation of net profit (contd.):

in Rs. crore

Particulars	Year ended March 31,	
	2010	2009
Depreciation as per books of accounts	807	694
Provision for taxation	1,717	895
	8,293	7,497
Less:		
Depreciation as envisaged under Section 350 of the Companies Act(1)	807	694
Net profit on which commission is payable	7,486	6,803
Commission payable to non-whole-time directors:		
Maximum allowed as per the Companies Act, 1956 at 1%	75	68
Maximum approved by the shareholders at 1% (1%)	75	68
Commission approved by the Board	6	6

(1) *The Company depreciates fixed assets based on estimated useful lives that are lower than those prescribed in Schedule XIV of the Companies Act, 1956. Accordingly, the rates of depreciation used by the Company are higher than the minimum prescribed by Schedule XIV.*

During the years ended March 31, 2010 and March 31, 2009, Infosys BPO has provided for commission of Rs. 0.12 crore and Rs. 0.12 crore to a non-whole-time director of Infosys.

(Refer to Note 23.2.8 in the Notes to Accounts of the annual standalone financial statements).

7. Dues to micro, small and medium enterprises

The Company has no dues to micro and small enterprises during the years ended March 31, 2010 and March 31, 2009 and as at March 31, 2010 and March 31, 2009.

(Refer to Note 23.2.24 in the Notes to Accounts of the annual standalone financial statements).

8. Aggregate fair value of unquoted investments

As at March 31, 2010 and March 31, 2009, the aggregate fair value of unquoted investments is Rs. 3,507 crore and Rs. Nil.

(Refer to Note 23.2.15 in the Notes to Accounts of the annual standalone financial statements).

9. Cash and cash equivalents

in Rs. crore

Particulars	As at March 31,	
	2010	2009
As per the Balance Sheet	9,797	9,039
Add: Deposits with financial institutions (excluding interest accrued but not due)(1)	1,500	1,250
	11,297	10,289

(1) *Excludes restricted deposits held with LIC of Rs. 281 crore (Rs. 253 crore) for funding leave liability.*

10. Important ratios

Ratio	Year ended March 31,	
	2010	2009
Sales to total assets ratio	0.95	1.14
Operating profit / Average capital employed ratio (%)	32.89	39.69
Return on average net worth – before exceptional item (%)	28.89	37.18
Return on average net worth – after exceptional item (%)	29.13	37.18

Important ratios (contd.):

Ratio	Year ended March 31,	
	2010	2009
Profit after tax to sales ratio – before exceptional item (%)	27.22	28.72
Profit after tax to sales ratio – after exceptional item (%)	27.45	28.72

11. Details of rounded off amounts

The abridged financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs (DCA) earlier. Those items which were not represented in the abridged financial statement due to rounding off to the nearest Rs. crore are as follows:

Balance Sheet items

in Rs. crore

Schedule	Description	As at March 31,	
		2010	2009
5	Related party transactions		
	Debtors		
	Infosys BPO s.r.o.	0.04	0.02
	Infosys China	19.18	0.16
	Infosys Consulting	26.37	0.34
	Infosys Thailand	0.04	0.01
	Infosys Sweden	0.08	0.06
	Infosys Brazil	0.62	–
	Creditors		
	Infosys BPO s.r.o.	0.16	0.09
	Infosys Mexico	4.97	0.04
	Infosys Thailand	0.02	–

Profit and Loss items

in Rs. crore

Schedule	Description	Year ended March 31,	
		2010	2009
5	Related party transactions		
	Revenue transactions		
	Purchase of services – Infosys BPO s.r.o.	0.44	1.10
	Purchase of services – Infosys BPO (Poland)	0.03	–
	Sale of services – Infosys Mexico	–	0.07

Cash Flow statement items

in Rs. crore

Schedule	Description	Year ended March 31,	
		2010	2009
Cash flow statement			
	Profit / (loss) on sale of fixed assets	–	0.16
	Proceeds on disposal of fixed assets	–	0.21
	Provision for investments	–	1.95

(Refer to Note 23.3 in the Notes to Accounts of the annual standalone financial statements).

12. Transactions with key management personnel

Key management personnel comprise directors and members of the Executive Council.

Particulars of remuneration and other benefits paid to whole-time directors and members of the Executive Council during the years ended March 31, 2010 and March 31, 2009 are as follows:

in Rs. crore

Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Co-Chairman				
Nandan M. Nilekani[1]	0.09	0.02	0.23	0.34
	0.30	0.07	0.54	0.91
Chief Executive Officer and Managing Director				
S. Gopalakrishnan	0.32	0.08	0.61	1.01
	0.30	0.07	0.55	0.92
Chief Operating Officer and Director				
S. D. Shibulal	0.31	0.08	0.56	0.95
	0.28	0.07	0.52	0.87
Whole-time directors				
K. Dinesh	0.32	0.08	0.61	1.01
	0.30	0.07	0.54	0.91
T. V. Mohandas Pai	0.36	0.08	2.69	3.13
	0.36	0.09	2.14	2.59
Srinath Batni	0.36	0.07	1.98	2.41
	0.35	0.09	1.43	1.87
Chief Financial Officer				
V. Balakrishnan	0.30	0.08	2.06	2.44
	0.29	0.07	2.00	2.36
Executive council members				
Ashok Vemuri	2.09	–	2.79	4.88
	1.99	–	2.05	4.04
Chandra Shekar Kakal	0.28	0.06	1.73	2.07
	0.26	0.06	1.26	1.58
B. G. Srinivas	1.81	–	2.75	4.56
	1.82	–	2.85	4.67
Subhash B. Dhar	0.24	0.07	1.42	1.73
	0.23	0.06	0.98	1.27

[1] *Effective July 9, 2009, Nandan M. Nilekani has relinquished the positions of Co-Chairman, Member of the Board and employee of Infosys.*

Particulars of remuneration and other benefits of non-executive / independent directors for the years ended March 31, 2010 and March 31, 2009 are as follows:

in Rs. crore

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Independent directors				
Deepak M. Satwalekar	0.60	–	–	0.60
	0.68	–	0.02	0.70
Prof. Marti G. Subrahmanyam	0.65	–	0.20	0.85
	0.71	–	0.25	0.96
Dr. Omkar Goswami	0.52	–	0.03	0.55
	0.58	–	0.03	0.61
Claude Smadja	0.59	–	0.25	0.84
	0.67	–	0.26	0.93
Rama Bijapurkar	0.49	–	0.02	0.51
	0.56	–	0.01	0.57
Sridar A. Iyengar	0.62	–	0.21	0.83
	0.70	–	0.20	0.90
David L. Boyles	0.59	–	0.15	0.74
	0.69	–	0.21	0.90
Prof. Jeffrey S. Lehman	0.61	–	0.24	0.85
	0.63	–	0.22	0.85
K. V. Kamath[1]	0.39	–	0.02	0.41
	–	–	–	–
Non-executive director				
N. R. Narayana Murthy[2]	0.57	–	–	0.57
	0.63	–	–	0.63

[1] *Joined the Board effective May 02, 2009.*

[2] *Non-executive chairman of the Board and chief mentor.*

(Refer to Note 23.4 in the Notes to Accounts of the annual standalone financial statements).

(The unabridged standalone audited financial statements is available on our website, www.infosys.com.)

Balance Sheet abstract and the Company's general business profile

Amount in Rs. crore, except per share data

I. Registration details

CIN	L85110KA1992PLC013115		
Registration no.	13115	State code	08
Balance Sheet date	31 (Date) 03 (Month) 10 (Year)		

II. Capital raised during the year

Public issue	NIL	Rights issue	NIL
Bonus issue	NIL	Private placement	NIL
Preferential offer of shares under the Employee Stock Option Plan scheme[(1)]	88		

III. Position of mobilization and deployment of funds

Total liabilities	22268	Total assets	22268

Sources of funds

Paid-up capital	287	Reserves and surplus	21749
Secured loans	NIL	Unsecured loans	NIL
Deferred tax liabilities	232		

Application of funds

Net fixed assets	4188	Investments	4636
Net current assets	13131	Deferred tax assets	313
Miscellaneous expenditure	NIL	Accumulated losses	NIL

IV. Performance of the Company

Income from software services and products	21140	Other income	919
Total income	22059	Total expenditure	14578
Profit before tax	7472	Profit after tax[(2)]	5803
Earning per share (Basic)[(2)] (Rs.)	101.22	Earning per share[(2)] (Diluted) (Rs.)	101.10
Dividend rate (%) (Equity share of par value Rs. 5/- each)	500		

V. Generic names of principal product / services of the Company

(as per monetary terms)

Item code no. (ITC Code)	85249009
Product description	COMPUTER SOFTWARE

(1) *Issue of shares arising on the exercise of options granted to employees under the Company's (no.) – 1998 Plan: 6,14,071; 1999 Plan: 3,81,078*

(2) *After exceptional item*

N. R. Narayana Murthy
Chairman and Chief Mentor

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Claude Smadja
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. V. Kamath
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 13, 2010

K. Parvatheesam
Company Secretary

Consolidated financial statements

Auditors' report

To the Board of Directors of Infosys Technologies Limited

We have audited the attached consolidated Balance Sheet of Infosys Technologies Limited ('the Company') and its subsidiaries (collectively referred to as 'the Infosys Group') as at 31 March, 2010, the consolidated Profit and Loss Account of the Infosys Group and the consolidated Cash Flow statement of the Infosys Group for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements prescribed by the Companies (Accounting Standards) Rules, 2006.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the consolidated Balance Sheet, of the state of affairs of the Infosys Group as at 31 March, 2010;

(b) in the case of the consolidated Profit and Loss account, of the profit of the Infosys Group for the year ended on that date; and

(c) in the case of the consolidated Cash Flow statement, of the cash flows of the Infosys Group for the year ended on that date.

for B S R & Co.
Chartered Accountants
Firm registration number: 101248W

Natrajan Ramkrishna
Partner
Membership no.: 32815

Bangalore
13 April, 2010

Consolidated Balance Sheet

As at March 31, *in Rs. crore*

	Schedule	2010	2009
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share capital	1	286	286
Reserves and surplus	2	22,763	17,968
		23,049	18,254
DEFERRED TAX LIABILITIES	5	232	37
MINORITY INTEREST		–	–
		23,281	18,291
APPLICATION OF FUNDS			
FIXED ASSETS	3		
Original cost		7,839	7,093
Less: Accumulated depreciation and amortization		2,893	2,416
Net book value		4,946	4,677
Add: Capital work-in-progress		409	677
		5,355	5,354
INVESTMENTS	4	3,712	–
DEFERRED TAX ASSETS	5	432	163
CURRENT ASSETS, LOANS AND ADVANCES			
Sundry debtors	6	3,494	3,672
Cash and bank balances	7	10,556	9,695
Loans and advances	8	4,187	3,279
		18,237	16,646
LESS: CURRENT LIABILITIES AND PROVISIONS			
Current liabilities	9	2,343	2,004
Provisions	10	2,112	1,868
NET CURRENT ASSETS		13,782	12,774
		23,281	18,291
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24		

Note: The schedules referred to above form an integral part of the consolidated Balance Sheet.

As per our report attached.

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership no.: 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Claude Smadja
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. V. Kamath
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 13, 2010

K. Parvatheesam
Company Secretary

Consolidated Profit and Loss account

For the year ended March 31, *in Rs. crore, except per share data*

	Schedule	2010	2009
Income from software services, products and business process management		22,742	21,693
Software development and business process management expenses	11	12,071	11,765
GROSS PROFIT		10,671	9,928
Selling and marketing expenses	12	1,184	1,104
General and administration expenses	13	1,626	1,629
		2,810	2,733
OPERATING PROFIT BEFORE DEPRECIATION AND MINORITY INTEREST		7,861	7,195
Depreciation		905	761
OPERATING PROFIT BEFORE MINORITY INTEREST		6,956	6,434
Other income, net	14	934	475
Provision for investments		(9)	2
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEM		7,899	6,907
Provision for taxation (refer to Note 24.2.8)	15	1,681	919
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEM		6,218	5,988
Income from sale of investments, net of taxes (refer to Note 24.2.22)		48	–
NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND BEFORE MINORITY INTEREST		6,266	5,988
Minority interest		–	–
NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND MINORITY INTEREST		6,266	5,988
Balance brought forward		10,560	6,828
Less: Residual dividend paid		–	1
Dividend tax on the above		–	–
		10,560	6,827
AMOUNT AVAILABLE FOR APPROPRIATION		16,826	12,815
Interim dividend		573	572
Final dividend		861	773
Total dividend		1,434	1,345
Dividend tax		240	228
Amount transferred to general reserve		780	682
Amount transferred to capital reserve		48	–
Balance in Profit and Loss account		14,324	10,560
		16,826	12,815
EARNINGS PER SHARE			
Equity shares of par value Rs. 5/- each			
Before exceptional item			
Basic		108.99	104.60
Diluted		108.87	104.43
After exceptional item			
Basic		109.84	104.60
Diluted		109.72	104.43
Number of shares used in computing earnings per share(1)			
Basic		57,04,75,923	57,24,90,211
Diluted		57,11,16,031	57,34,63,181
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24		

Note : The schedules referred to above form an integral part of the consolidated Profit and Loss account.
(1) Refer to Note 24.2.16

As per our report attached.

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership no.: 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Claude Smadja
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. V. Kamath
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 13, 2010

K. Parvatheesam
Company Secretary

Consolidated Cash Flow statement

For the year ended March 31, *in Rs. crore*

	Schedule	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES			
Net profit before tax, minority interest and exceptional item		7,899	6,907
Adjustments to reconcile net profit before tax to cash provided by operating activities			
(Profit) / loss on sale of fixed assets		(2)	–
Provision for investments		(9)	–
Depreciation		905	761
Interest and dividend income		(881)	(876)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		31	(76)
Effect of exchange differences on translation of subsidiaries		54	(29)
Changes in current assets and liabilities			
Sundry debtors	16	194	(375)
Loans and advances	17	(438)	(514)
Current liabilities and provisions	18	204	429
		7,957	6,227
Income taxes paid	19	(1,753)	(902)
NET CASH GENERATED BY OPERATING ACTIVITIES		6,204	5,325
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of fixed assets and change in capital work-in-progress	20	(675)	(1,327)
Payment for acquisition of business, net of cash acquired		(173)	(10)
Payment for acquisition of shared service center		–	(6)
Investments in / (disposal) of securities	21	(3,698)	72
Proceeds from disposal of fixed assets		2	2
Interest and dividend received	22	871	1,056
Cash flow from investing activities before exceptional item		(3,673)	(213)
Proceeds on sale of long-term investments, net of taxes (refer to Note 24.2.22)		53	–
NET CASH USED IN INVESTING ACTIVITIES		(3,620)	(213)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of share capital on exercise of stock options		89	64
Dividends paid including residual dividend		(1,346)	(2,131)
Dividend tax paid		(228)	(363)
NET CASH USED IN FINANCING ACTIVITIES		(1,485)	(2,430)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(31)	76
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,068	2,758
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		10,993	8,235
Add: Opening balance of cash and cash equivalents arising on consolidation of controlled trusts		50	–
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	23	12,111	10,993
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24		

Note: The schedules referred to above form an integral part of the consolidated Cash Flow statement.

As per our report attached.

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership no.: 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Claude Smadja
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. V. Kamath
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 13, 2010

K. Parvatheesam
Company Secretary

in Rs. crore, except as otherwise stated

As at March 31,	2010	2009
1 SHARE CAPITAL		
Authorized		
Equity shares, Rs. 5/- par value 60,00,00,000 (60,00,00,000) equity shares	300	300
Issued, Subscribed and Paid Up		
Equity shares, Rs. 5/- par value[1] 57,38,25,192 (57,28,30,043) equity shares fully paid up	287	286
Less: 28,33,600 shares held by controlled trusts	1	–
	286	286
[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]		
	286	286

Notes : Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-)

[1] For details of options with respect to equity shares, refer to Note 24.2.7 and also refer to Note 24.2.16 for details of basic and diluted shares.

As at March 31,	2010	2009
2 RESERVES AND SURPLUS		
Capital reserve	6	6
Add: Transfer from Profit and Loss account	48	–
	54	6
Foreign currency translation reserve	47	(7)
Share premium account – As at April 1,	2,925	2,851
Add: Share premium arising on consolidation of controlled trusts	4	–
Receipts on exercise of employee stock options	88	64
Income tax benefit arising from exercise of stock options	10	10
	3,027	2,925
General reserve – As at April 1,	4,484	3,802
Add: Transfer from Profit and Loss account	780	682
	5,264	4,484
Balance in Profit and Loss account	14,324	10,560
Add: Corpus of the controlled trusts	47	–
	14,371	10,560
	22,763	17,968

in Rs. crore, except as otherwise stated

As at March 31,	2010	2009
4 INVESTMENTS[1]		
Long-term investments – at cost		
Trade (unquoted)		
Other investments	7	12
Less: Provision made for investments	3	12
	4	–
Current investments – at the lower of cost and fair value		
Non-trade (unquoted)		
Liquid mutual fund units	2,518	–
Certificates of deposit[2]	1,190	–
	3,708	–
	3,712	–
Aggregate amount of unquoted investments	3,712	–

[1] Refer Note 24.2.11

[2] Includes accrued interest of Rs. 10 crore (Nil)

As at March 31,	2010	2009
5 DEFERRED TAXES		
Deferred tax assets		
Fixed assets	217	129
Sundry debtors	28	8
Others	187	26
	432	163
Deferred tax liabilities		
Branch profit tax	232	37
	232	37

As at March 31,	2010	2009
6 SUNDRY DEBTORS		
Debts outstanding for a period exceeding six months		
Unsecured		
Considered good	–	–
Considered doubtful	81	40
Other debts		
Unsecured		
Considered good[1]	3,494	3,672
Considered doubtful	21	66
	3,596	3,778
Less: Provision for doubtful debts	102	106
	3,494	3,672
[1] Includes dues from companies where directors are interested	11	8

3 FIXED ASSETS

in Rs. crore, except as otherwise stated

Particulars	Original cost				Depreciation and amortization				Net book value	
	As at April 1, 2009	Additions / Adjustments	Deletions / Retirement / Adjustments	As at March 31, 2010	As at April 1, 2009	For the year	Deletions / Adjustments	As at March 31, 2010	As at March 31, 2010	As at March 31, 2009
Goodwill	689	227	–	916	–	–	–	–	916	689
Land: Freehold	172	6	–	178	–	–	–	–	178	172
Leasehold	113	36	–	149	–	–	–	–	149	113
Buildings[1]	2,913	387	–	3,300	535	210	–	745	2,555	2,378
Plant and machinery[2]	1,183	213	133	1,263	521	259	132	648	615	662
Computer equipment[2]	1,233	204	186	1,251	960	272	186	1,046	205	273
Furniture and fixtures[2]	720	99	109	710	359	151	107	403	307	361
Leasehold improvements	54	2	1	55	28	12	3	37	18	26
Vehicles	4	1	–	5	1	1	–	2	3	3
Intellectual property rights	12	–	–	12	12	–	–	12	–	–
	7,093	1,175	429	7,839	2,416	905	428	2,893	4,946	4,677
Previous year	5,439	1,999	345	7,093	1,986	761	331	2,416	4,677	

[1] Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.

[2] During the years ended March 31, 2010 and March 31, 2009, certain assets which were old and not in use having gross book value of Rs. 387 crore and Rs. 344 crore respectively, (net book value nil) were retired.

Schedules to the consolidated Balance Sheet

in Rs. crore, except as otherwise stated

As at March 31,	2010	2009
7 CASH AND BANK BALANCES[1]		
Cash on hand	–	–
Balances with scheduled banks[2]		
In current accounts[3]	175	124
In deposit accounts	9,092	8,551
Balances with non-scheduled banks		
In deposit accounts	336	232
In current accounts	953	788
	10,556	9,695
[2] *Includes balance held by controlled trusts (refer to Note 24.2.21.b)*	48	–
[3] *Includes balance in unclaimed dividend account (refer to Note 24.2.21.a)*	2	2

[1] *Refer to Note 24.2.20 for details of balances with scheduled and non-scheduled banks.*

8 LOANS AND ADVANCES		
Unsecured, considered good		
Advances		
Prepaid expenses	39	35
For supply of goods and rendering of services	19	15
Advance to gratuity trust / provident fund trust	4	1
Withholding and other taxes receivable	343	167
Others	26	8
	431	226
Unbilled revenues	841	750
Advance income taxes	667	274
MAT credit entitlement (refer to Note 24.2.8)	42	284
Interest accrued and not due	9	6
Loans and advances to employees		
Housing and other loans	38	43
Salary advances	73	74
Electricity and other deposits	63	37
Rental deposits	36	34
Deposits with financial institutions (refer to Note 24.2.9)[1]	1,892	1,551
Mark-to-market gain on forward and options contracts	95	–
	4,187	3,279
Unsecured, considered doubtful		
Loans and advances to employees	3	3
	4,190	3,282
Less: Provision for doubtful loans and advances to employees	3	3
	4,187	3,279
[1] *Includes balance held by controlled trusts (refer to Note 24.2.21.b)*	21	–

in Rs. crore, except as otherwise stated

As at March 31,	2010	2009
9 CURRENT LIABILITIES		
Sundry creditors		
Goods and services	10	27
Accrued salaries and benefits		
Salaries	55	71
Bonus and incentives	594	472
For other liabilities		
Provision for expenses	645	666
Retention monies	72	55
Withholding and other taxes payable	250	218
Mark-to-market loss on forward and options contracts	–	114
Payable for acquisition of business	68	3
Gratuity obligation – unamortized amount	26	29
Others	8	11
	1,728	1,666
Advances received from clients	8	5
Payable by controlled trusts	74	–
Unearned revenue	531	331
Unclaimed dividend[1]	2	2
	2,343	2,004

[1] *Refer to Note 24.2.21.a*

10 PROVISIONS		
Proposed dividend	861	773
Provision for		
Tax on dividend	143	131
Income taxes[1]	724	581
Unavailed leave	302	291
Post-sales client support and warranties[2]	82	92
	2,112	1,868

[1] *Refer to Note 24.2.8*
[2] *Refer to Note 24.2.17*

Schedules to the consolidated Profit and Loss account

in Rs. crore, except as otherwise stated

For the Year ended March 31,		2010	2009
11	SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES		
	Salaries and bonus including overseas staff expenses	10,139	9,650
	Overseas group health insurance	146	142
	Contribution to provident and other funds	281	245
	Staff welfare	44	72
	Overseas travel expenses	488	609
	Technical sub-contractors	372	396
	Software packages		
	For own use	336	320
	For service delivery to clients	17	41
	Communication expenses	83	94
	Rent	73	71
	Computer maintenance	29	25
	Consumables	25	22
	Provision for post-sales client support and warranties	(2)	39
	Miscellaneous expenses	40	39
		12,071	11,765

12	SELLING AND MARKETING EXPENSES		
	Salaries and bonus including overseas staff expenses	922	819
	Overseas group health insurance	6	6
	Contribution to provident and other funds	4	3
	Staff welfare	2	4
	Overseas travel expenses	99	110
	Traveling and conveyance	7	5
	Brand building	57	62
	Commission charges	16	11
	Professional charges	23	22
	Rent	15	16
	Marketing expenses	15	20
	Telephone charges	11	14
	Printing and stationery	1	1
	Advertisements	–	2
	Sales promotion	1	2
	Communication expenses	3	4
	Miscellaneous expenses	2	3
		1,184	1,104

in Rs. crore, except as otherwise stated

For the Year ended March 31,		2010	2009
13	GENERAL AND ADMINISTRATION EXPENSES		
	Salaries and bonus including overseas staff expenses	515	444
	Overseas group health insurance	5	3
	Contribution to provident and other funds	21	17
	Overseas travel expenses	23	29
	Traveling and conveyance	75	92
	Telephone charges	128	160
	Professional charges	255	237
	Power and fuel	145	147
	Office maintenance	165	168
	Guesthouse maintenance	4	5
	Insurance charges	31	26
	Printing and stationery	11	12
	Rates and taxes	31	34
	Donations	44	21
	Rent	37	27
	Advertisements	3	4
	Professional membership and seminar participation fees	9	10
	Repairs to building	34	33
	Repairs to plant and machinery	32	22
	Postage and courier	12	11
	Books and periodicals	4	3
	Recruitment and training	2	6
	Provision for bad and doubtful debts	–	75
	Provision for doubtful loans and advances	1	1
	Commission to non-whole-time directors	6	6
	Auditor's remuneration		
	Statutory audit fees	2	2
	Bank charges and commission	2	3
	Freight charges	1	1
	Research grants	23	20
	Miscellaneous expenses	5	10
		1,626	1,629

14	OTHER INCOME, NET		
	Interest received on deposits with banks and others(1)	775	871
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	106	5
	Miscellaneous income, net (refer to Note 24.2.10)	23	38
	Gains / (losses) on foreign currency	30	(439)
		934	475
	(1) Includes tax deducted at source	97	184

15	PROVISION FOR TAXATION		
	Income taxes(1)	2,059	1,035
	MAT credit entitlement	(307)	(109)
	Deferred taxes	(71)	(7)
		1,681	919

(1) Refer to Note 24.2.8

Schedules to consolidated Cash Flow statement

in Rs. crore, except as otherwise stated

For the year ended March 31,	2010	2009
16 CHANGE IN SUNDRY DEBTORS		
As per the Balance Sheet	3,494	3,672
Less: Opening balance considered	3,672	3,297
Sundry debtors pertaining to acquired business	16	–
	(194)	375
17 CHANGE IN LOANS AND ADVANCES		
As per the Balance Sheet[(1)]	4,187	3,279
Less: Gratuity obligation – unamortized amount relating to plan amendment[(2)]	26	29
Deposits with financial institutions, included in cash and cash equivalents[(3)]	1,555	1,298
MAT credit entitlement	42	284
Advance income taxes	667	274
Interest accrued and not due	9	6
	1,888	1,388
Less: Opening balance considered	1,388	874
Opening balance of loans and advances pertaining to controlled trusts and acquired business	62	–
	438	514

(1) Net of gratuity transitional liability
(2) Refer to Note 24.2.18
(3) Excludes restricted deposits held with Life Insurance Corporation of India (LIC) of Rs. 337 crore (Rs. 253 crore) for funding employee-related obligations.

For the year ended March 31,	2010	2009
18 CHANGE IN CURRENT LIABILITIES AND PROVISIONS		
As per the Balance Sheet	4,455	3,872
Less: Unclaimed dividend	2	2
Gratuity obligation – unamortized amount relating to plan amendment	26	29
Payable for acquisition of subsidiary	68	3
Provisions considered separately in Cash Flow statement		
Dividends	861	773
Tax on dividend	143	131
Income taxes	724	581
	2,631	2,353
Less: Opening balance considered	2,353	1,924
Opening balance of current liabilities and provisions pertaining to controlled trusts and acquired business	74	–
	204	429

in Rs. crore, except as otherwise stated

For the year ended March 31,	2010	2009
19 INCOME TAXES PAID		
Charge as per the Profit and Loss Account	1,681	919
Add: Increase / (Decrease) in advance income taxes	393	56
Increase / (Decrease) in deferred taxes	74	7
Increase / (Decrease) in MAT credit entitlement	(242)	109
Less: (Increase) / Decrease in income tax provision	143	179
Income tax benefits arising from exercise of stock options	10	10
	1,753	902
20 PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS		
Additions as per Balance Sheet[(1)]	943	1,974
Less: Opening capital work-in-progress	677	1,324
Add: Closing capital work-in-progress	409	677
	675	1,327

(1) Excludes goodwill of Rs. 227 crore and net fixed assets of Rs. 5 crore pertaining to acquired business as at March 31, 2010 and excludes effect of exchange rate fluctuations of Rs. 25 crore, as at March 31, 2009.

For the year ended March 31,	2010	2009
21 INVESTMENTS IN / (DISPOSAL OF) SECURITIES[(1)]		
As per the Balance Sheet	3,708	–
Less: Closing balance of interest accrued on certificates of deposit	10	–
Less: Opening balance considered	–	72
	3,698	(72)

(1) Refer to Note 24.2.11 for details of investments and redemptions

For the year ended March 31,	2010	2009
22 INTEREST AND DIVIDEND RECEIVED		
Interest and dividend income as per Profit and Loss account	881	876
Add: Opening interest accrued but not due	6	186
Less: Closing interest accrued but not due[(1)]	6	6
Less: Closing balance of interest accrued on certificates of deposit	10	–
	871	1,056

(1) Excludes Rs. 3 crore pertaining to controlled trusts

For the year ended March 31,	2010	2009
23 CASH AND CASH EQUIVALENTS AT THE END		
As per the Balance Sheet	10,556	9,695
Add: Deposits with financial institutions (excluding interest accrued and not due)[(1)]	1,555	1,298
	12,111	10,993

(1) Excludes restricted deposits held with LIC of Rs. 337 crore (Rs. 253 crore) for funding employee-related obligations.

24. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ('Infosys' or 'the Company') along with its majority owned and controlled subsidiary, Infosys BPO Limited ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Consulting Inc ('Infosys Consulting'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB ('Infosys Sweden'), Infosys Tecnologia DO Brasil LTDA ('Infosys Brazil') and Infosys Public Services Inc, USA ('Infosys Public Servies') and controlled trusts is a leading global technology services corporation. The group of companies ('the Group') provides end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance. The Group provides solutions that span the entire software lifecycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry, business consulting and business process management services.

24.1. Significant accounting policies

24.1.1. Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian GAAP under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair value. GAAP comprises mandatory accounting standards prescribed by the Companies (Accounting Standards) Rules, 2006 and guidelines issued by SEBI. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the Accounting Standard (AS) 21, 'Consolidated Financial Statements'. The financial statements of Infosys – the parent Company, Infosys BPO, Infosys China, Infosys Australia, Infosys Mexico, Infosys Consulting, Infosys Sweden, Infosys Brazil, Infosys Public Services and controlled trusts have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain / loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company.

24.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires the Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage-of-completion which requires the Group to estimate the efforts expended to date as a proportion of the total efforts to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the consolidated financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is the higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset other than goodwill is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in previous years.

24.1.3. Revenue recognition

Revenue is primarily derived from software development and related services, licensing of software products and business process management. Arrangements with customers are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage-of-completion. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts. Multiple element contracts require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage of completion. Revenue from client training, support and other services arising out of the sale of software products is recognized as the related services are performed.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Group recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be

estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Group presents revenues net of value-added taxes in its consolidated Profit and Loss account.

Profit on sale of investments is recorded on transfer of title from the Group and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight-line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Group's right to receive dividend is established.

24.1.4. Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

24.1.4.a Post-sales client support and warranties

The Group provides its clients with a fixed-period warranty for corrections of errors and call support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

24.1.4.b Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

24.1.5. Fixed assets, including goodwill, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairments, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment. Goodwill comprises the excess of purchase consideration over the fair value of the net assets of the acquired enterprise. Goodwill arising on consolidation or acquisition is not amortized but is tested for impairment.

24.1.6. Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased / sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Group for its use. Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. The Management estimates the useful lives for the other fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

24.1.7. Retirement benefits to employees

24.1.7.a Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of the Company and Infosys BPO. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust ('the Trust'). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific instruments, as permitted by the law. The Group recognizes the net obligation of the Gratuity plan in the consolidated Balance Sheet as an asset or liability, respectively in accordance with AS 15, 'Employee Benefits'. The Group's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made and historical returns. The discount rate is based on the government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the consolidated Profit and Loss account in the period in which they arise.

24.1.7.b Superannuation

Certain employees of Infosys are also participants in the superannuation plan ('the Plan') which is a defined contribution plan. Until March 2005, the Company made contributions under the Plan to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The Company had no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO and Infosys Australia were also eligible for superannuation benefit. Infosys BPO and Infosys Australia made monthly provisions under the superannuation plan based on a specified percentage of each covered employee's salary. Infosys BPO had no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Effective April 1, 2005, a portion of the monthly contribution amount is paid directly to the employees as an allowance and the balance amount is contributed to the Infosys Superannuation Trust.

24.1.7.c Provident fund

Eligible employees of Infosys receive benefits from the provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government-administered pension fund.

The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government-administered provident fund. Infosys BPO has no further obligations under the provident fund plan beyond its monthly contributions.

24.1.7.d Compensated absences

The employees of the Group are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

24.1.8. Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and that these costs can be measured reliably.

24.1.9. Foreign currency transactions

Foreign currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Profit and Loss account. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

The functional currency of Infosys and Infosys BPO is the Indian Rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico, Infosys Sweden, Infosys Brazil and Infosys Public Services are their respective local currencies. The translation of financial statements of the foreign subsidiaries from the local currency to the functional currency of the Company is performed for Balance Sheet accounts using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods and the resulting difference is presented as foreign currency translation reserve included in 'Reserves and Surplus'. When a subsidiary is disposed of, in part or in full, the relevant amount is transferred to profit or loss.

24.1.10. Forward contracts and options in foreign currencies

The Group uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduces the risk or cost to the Group. The Group does not use those for trading or speculation purposes.

Effective April 1, 2008, the Group adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions is recognized in the Profit and Loss account. The Group records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the consolidated Profit and Loss account for that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the consolidated Profit and Loss account. Currently, the hedges undertaken by the Group are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the consolidated Profit and Loss account at each reporting date.

24.1.11. Income taxes

Income taxes are accrued at the same period in which the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. MAT paid in accordance to the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the consolidated Balance Sheet if there is convincing evidence that the Group will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Group offsets, on a year-on-year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets, in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in a situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to the consolidated Profit and Loss account are credited to the share premium account.

24.1.12. Earnings per share

Basic earnings per share are computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value, which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed

converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues, including for changes effected prior to the approval of the consolidated financial statements by the Board of Directors.

24.1.13. Investments

Trade investments are the investments made to enhance the Group's business interests. Investments are either classified as current or long-term based on the Management's intention at the time of purchase. Current investments are carried at lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

24.1.14. Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Group considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

24.1.15. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated.

24.1.16. Leases

Lease under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight-line basis in the Profit and Loss account over the lease term.

24.1.17. Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to depreciable fixed assets are treated as deferred income and are recognized in the Profit and Loss statement on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the Profit and Loss statement over the periods necessary to match them with the related costs that they are intended to compensate.

24.2. Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in Note 24.3. All exact amounts are stated with the suffix '/-'. One crore equals 10 million.

The previous year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

24.2.1. Aggregate expenses

The aggregate amounts incurred on expenses are as follows:

in Rs. crore

Particulars	Year ended March 31,	
	2010	2009
Salaries and bonus including overseas staff expenses	11,576	10,913
Overseas group health insurance	157	151
Contribution to provident and other funds	306	265
Staff welfare	46	76
Overseas travel expenses	610	748
Traveling and conveyance	82	97
Technical sub-contractors	372	396
Software packages		
For own use	336	320
For service delivery to clients	17	41
Professional charges	278	259
Telephone charges	139	174
Communication expenses	86	98
Power and fuel	145	147
Office maintenance	165	168
Guesthouse maintenance	4	5
Rent	125	114
Brand building	57	62
Commission charges	16	11
Insurance charges	31	26
Printing and stationery	12	13
Computer maintenance	29	25
Consumables	25	22
Rates and taxes	31	34
Advertisements	3	6
Donations	44	21
Marketing expenses	15	20
Professional membership and seminar participation fees	9	10
Repairs to building	34	33
Repairs to plant and machinery	32	22
Postage and courier	12	11
Provision for post-sales client support and warranties	(2)	39
Books and periodicals	4	3
Recruitment and training	2	6
Provision for bad and doubtful debts	–	75
Provision for doubtful loans and advances	1	1
Commission to non-whole-time directors	6	6
Sales promotion expenses	1	2
Auditor's remuneration		
Statutory audit fees	2	2
Bank charges and commission	2	3
Freight charges	1	1
Research grants	23	20
Miscellaneous expenses	47	52
	14,881	14,498

24.2.2. Capital commitments and contingent liabilities

in Rs. crore

Particulars	As at March 31,			
	2010		2009	
Estimated amount of unexecuted capital contracts (net of advances and deposits)		301		372
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others		18		17
Claims against the Company, not acknowledged as debts[(1)] [net of amount paid to statutory authorities of Rs. 241 crore (Rs. 200 crore)]		28		4
	In million	in Rs. crore	in million	in Rs. crore
Forward contracts outstanding				
In USD	267	1,199	278	1,407
In Euro	22	130	27	179
In GBP	11	71	21	149
In AUD	3	12	–	–
Options contracts outstanding				
In USD	200	898	173	877

(1) *Claims against the Company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of Rs. 214 crore (Rs. 197 crore), including interest of Rs. 39 crore (Rs. 43 crore) upon completion of their tax review for fiscal 2005 and fiscal 2006. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The matter for fiscal 2005 and fiscal 2006 is pending before the Commissioner of Income Tax (Appeals), Bangalore.*

The Company is contesting the demands and the Management, including its tax advisors, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

24.2.3. Obligations on long-term, non-cancelable operating leases

The lease rentals charged for the years ended March 31, 2010 and March 31, 2009 and maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:

in Rs. crore

Particulars	Year ended March 31,	
	2010	2009
Lease rentals recognized during the year	125	114

in Rs. crore

Lease obligations payable	As at March 31,	
	2010	2009
Within one year of the Balance Sheet date	84	80
Due in a period between one year and five years	249	223
Due after five years	62	72

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises. Some of these lease agreements have price escalation clause.

24.2.4. Related party transactions

During the year ended March 31, 2010, an amount of Rs. 35 crore (Rs. 20 crore for the year ended March 31, 2009) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees.

Related parties include Infosys Science Foundation and Infosys Technologies Limited Employees' Welfare Trust which are controlled trusts.

24.2.5. Transactions with key management personnel

Particulars of remuneration and other benefits paid to key management personnel during the years ended March 31, 2010 and March 31, 2009 have been detailed in Schedule 24.4

24.2.6. Research and development expenditure

in Rs. crore

Particulars	Year ended March 31,	
	2010	2009
Capital	3	31
Revenue	435	237

24.2.7. Stock option plans

The Company has two Stock Option Plans that are currently operational.

1998 Stock Option Plan ('the 1998 Plan')

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A Compensation Committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan ('the 1999 Plan')

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The Compensation Committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the years ended March 31, 2010 and March 31, 2009 is as follows:

in Nos.

Particulars	Year ended March 31,	
	2010	2009
The 1998 Plan:		
Options outstanding, beginning of year	9,16,759	15,30,447
Less: Exercised	6,14,071	4,55,586
Forfeited	60,424	1,58,102
Options outstanding, end of year	2,42,264	9,16,759
The 1999 Plan:		
Options outstanding, beginning of year	9,25,806	14,94,693
Less: Exercised	3,81,078	3,78,699
Forfeited	3,40,264	1,90,188
Options outstanding, end of year	2,04,464	9,25,806

The weighted average share price of options exercised under the 1998 Plan during the years ended March 31, 2010 and March 31, 2009 was Rs. 2,266 and Rs. 1,683, respectively. The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2010 and March 31, 2009 was Rs. 2,221 and Rs. 1,566, respectively.

The following tables summarize information about the 1998 and 1999 share options outstanding as of March 31, 2010 and March 31, 2009:

Range of exercise prices per share (Rs.)	Year ended March 31, 2010		
	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
The 1998 Plan:			
300-700	1,74,404	0.94	551
701-1,400	67,860	1.27	773
	2,42,264	1.03	613
The 1999 Plan:			
300-700	1,52,171	0.91	439
1,401-2,500	52,293	1.44	2,121
	2,04,464	1.05	869

Range of exercise prices per share (Rs.)	Year ended March 31, 2009		
	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
The 1998 Plan:			
300-700	3,37,790	1.46	567
701-1,400	4,93,048	1.56	980
1,401-2,100	76,641	0.46	1,693
2,101-2,800	6,880	0.13	2,453
2,801-4,200	2,400	0.02	2,899
	9,16,759	1.41	904
The 1999 Plan:			
300-700	3,00,976	1.55	429
701-1,400	2,23,102	0.60	802
1,401-2,500	4,01,728	1.06	2,121
	9,25,806	1.11	1,253

The aggregate options considered for dilution are set out in Note 24.2.16

Proforma Accounting for Stock Option Grants

Guidance note on 'Accounting for employee share based payments' issued by Institute of Chartered Accountants of India establishes financial accounting and reporting principles for employee share based payment plans. The guidance note applies to employee share based payment plans, the grant date in respect of which falls on or after April 1, 2005.

As allowed by the guidance note, Infosys has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of the guidance note 'Accounting for employee share based payments'. Had the compensation cost for Infosys's stock-based compensation plan been determined in a manner consistent with the fair value approach described in the guidance note, the Company's net profit and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated:

in Rs. crore, except per share data

Particulars	Year ended March 31,	
	2010	2009
Net profit after tax, exceptional item and minority interest		
As reported	6,266	5,988
Less: Stock-based employee compensation expense	1	7
Adjusted proforma	6,265	5,981
Basic earnings per share as reported	109.84	104.60
Proforma basic earnings per share	109.83	104.47
Diluted earnings per share as reported	109.72	104.43
Proforma diluted earnings per share	109.71	104.30

24.2.8. Income taxes

The provision for taxation includes tax liabilities in India on the Company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through STPs and SEZs. Income from STPs is tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first five years, 50% exempt for the next five years and 50% exempt for another five years subject to fulfilling certain conditions. For fiscal 2008 and 2009, the Company had calculated its tax liability under MAT. The MAT credit can be carried forward and set off against the future tax payable. In the current year, the Company has calculated its tax liability under normal provisions of the Income Tax Act and utilized the brought forward MAT Credit.

As at March 31, 2010, the Company has provided for branch profit tax of Rs. 232 crore for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. Further, the tax provision for the year ended March 31, 2010 includes a net tax reversal of Rs. 316 crore relating to SEZ units, for provisions no longer required.

24.2.9. Loans and advances

in Rs. crore

Particulars	As at March 31,	
	2010	2009
Deposits with financial institutions:		
HDFC Limited[(1)]	1,551	1,298
Sundaram BNP Paribas Home Finance Limited	4	–
Life Insurance Corporation of India	337	253
	1,892	1,551

[(1)] Deepak M. Satwalekar, Director, is also a director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with LIC of India represents amount deposited to settle employee-related obligations as and when they arise during the normal course of business

Refer to Note 24.2.21.b.

24.2.10. Fixed assets

Profit / loss on disposal of fixed assets during the year ended March 31, 2010 was Rs. 2 crore. For the year ended March 31, 2009, the profit / loss on disposal of fixed assets is less than Rs. 1 crore and accordingly disclosed in Note 24.3.

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as 'Land – leasehold' under 'Fixed assets' in the financial statements. Additionally, certain land has been purchased for which the Company has possession certificate for which sale deeds are yet to be executed as at March 31, 2010.

24.2.11. Details of investments

The details of investments in and disposal of securities for the years ended March 31, 2010 and March 31, 2009 are as follows:

in Rs. crore

Particulars	Year ended March 31,	
	2010	2009
Investment in securities		
Long-term investments[(1)]	–	2
Certificates of deposit	1,180	193
Liquid mutual fund units	9,901	866
	11,081	1,061
Redemption / disposal of investment in securities		
Long-term investments	5	–
Liquid mutual fund units	7,383	939
Certificates of deposit[(2)]	–	200
	7,388	1,139
Net movement in investment	3,693	(78)

[(1)] *During the year ended March 31, 2009, Infosys received 2,420 shares of Mera Sport Technologies Private Limited valued at Rs. 2 crore in lieu of provision of usage rights to the software developed by Infosys. The investment was fully provided for during the year ended March 31, 2009 based on diminution other than temporary.*

[(2)] *Represents redemption value inclusive of Rs. 7 crore interest*

24.2.12. Holding of Infosys in its subsidiaries

Name of the subsidiary	Country of incorporation	As at March 31,	
		2010	2009
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting[(1)]	USA	100%	100%
Infosys Mexico[(2)]	Mexico	100%	100%
Infosys Sweden[(3)]	Sweden	100%	–
Infosys Brazil[(4)]	Brazil	100%	–
Infosys Public Services Inc[(5)]	USA	100%	–
Infosys BPO s.r.o.[(6)]	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o[(6)]	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited[(6)]	Thailand	99.98%	99.98%
Mainstream Software Pty Limited[(7)]	Australia	100%	100%
Infosys Consulting India Limited[(8)]	India	100%	–
McCamish Systems LLC[(9)]	USA	99.98%	–

[(1)] *During the year ended March 31, 2010 the Company made an additional investment of Rs. 50 crore (US $10 million) in Infosys Consulting, which is a wholly owned subsidiary. As of March 31, 2010 and March 31, 2009, the Company has invested an aggregate of Rs. 243 crore (US $55 million) and Rs. 193 crore (US $45 million), respectively in the subsidiary.*

[(2)] *During the year ended March 31, 2010 the Company made an additional investment of Rs. 18 crore (Mexican Peso 50 million) in Infosys Mexico, which is a wholly owned subsidiary. As of March 31, 2010 and March 31, 2009 the Company has invested an aggregate of Rs. 40 crore (Mexican Peso 110 million) and Rs. 22 crore (Mexican Peso 60 million), respectively in the subsidiary.*

[(3)] *During the year ended March 31, 2009, the Company incorporated wholly-owned subsidiary, Infosys Technologies (Sweden) AB, which was capitalized on July 8, 2009.*

[(4)] *On August 7, 2009, the Company incorporated wholly-owned subsidiary, Infosys Tecnologia DO Brasil LTDA. As of March 31, 2010, the Company has invested an aggregate of Rs. 28 crore (BRL 11 million) in the subsidiary.*

[(5)] *On October 9, 2009, the Company incorporated wholly-owned subsidiary, Infosys Public Services Inc. As of March 31, 2010, the Company has invested Rs. 24 crore (US $5 million) in the subsidiary.*

[(6)] *Infosys BPO s.r.o, Infosys BPO (Poland) Sp.Z.o.o, Infosys BPO (Thailand) Limited and McCamish Systems LLC are wholly-owned subsidiaries of Infosys BPO.*

[(7)] *Mainstream Software Pty Limited is a wholly-owned subsidiary of Infosys Australia.*

[(8)] *On August 19, 2009, Infosys Consulting Inc incorporated a wholly-owned subsidiary, Infosys Consulting India Limited. As of March 31, 2010, Infosys Consulting has invested Rs. 1 crore in the subsidiary.*

[(9)] *On December 4, 2009, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the U.S.. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of Rs. 173 crore and a contingent consideration of Rs. 67 crore. The acquisition was completed during the year and accounted as a business combination which resulted in goodwill of Rs. 227 crore.*

24.2.13. Provision for doubtful debts

Periodically, the Group evaluates all customer dues to the Group for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates and general economic factors, which could affect the customer's ability to settle. The Group normally provides for debtor dues outstanding for 180 days or longer as at the Balance Sheet date. As at March 31, 2010, the Group has provided for doubtful debts of Rs. 21 crore (Rs. 66 crore as at March 31, 2009) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The Group pursues the recovery of the dues, in part or full.

24.2.14. Segment reporting

The Group's operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments are categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as 'unallocated' and directly charged against total income.

Fixed assets used in the business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the U.S., Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the U.K.; and the Rest of the World comprising all other places except those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Years ended March 31, 2010 and March 31, 2009:

in Rs. crore

Particulars	Financial Services	Manufacturing	Telecom	Retail	Others	Total
Revenues	7,731	4,506	3,661	3,035	3,809	22,742
	7,358	4,289	3,906	2,728	3,412	21,693
Identifiable operating expenses	3,068	1,993	1,284	1,243	1,544	9,132
	3,042	1,830	1,431	1,120	1,347	8,770
Allocated expenses	1,953	1,139	926	767	964	5,749
	1,942	1,133	1,033	720	900	5,728
Segmental operating income	2,710	1,374	1,451	1,025	1,301	7,861
	2,374	1,326	1,442	888	1,165	7,195
Unallocable expenses						905
						761
Operating income						6,956
						6,434
Other income, net						934
						475
Provision for investments						(9)
						2
Net profit before taxes and exceptional item						7,899
						6,907
Income taxes						1,681
						919
Net profit after taxes before exceptional item						6,218
						5,988
Income on sale of investments, net of taxes						48
						–
Net profit after taxes and exceptional item						6,266
						5,988

Geographic segments

Years ended March 31, 2010 and March 31, 2009:

in Rs. crore

Particulars	North America	Europe	India	Rest of the World	Total
Revenues	14,972	5,237	270	2,263	22,742
	13,736	5,705	284	1,968	21,693
Identifiable operating expenses	6,067	2,093	80	892	9,132
	5,716	2,284	62	708	8,770
Allocated expenses	3,784	1,325	68	572	5,749
	3,624	1,507	76	521	5,728
Segmental operating income	5,121	1,819	122	799	7,861
	4,396	1,914	146	739	7,195
Unallocable expenses					905
					761
Operating income					6,956
					6,434

Geographic segments (contd.)

in Rs. crore

Particulars	North America	Europe	India	Rest of the World	Total
Other income, net					934
					475
Provision on investments					(9)
					2
Net profit before taxes and exceptional item					7,899
					6,907
Income taxes					1,681
					919
Net profit after taxes before exceptional item					6,218
					5,988
Income on sale of investments, net of taxes					48
					–
Net profit after taxes and exceptional item					6,266
					5,988

24.2.15. Dividends remitted in foreign currencies

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted are as follows:

in Rs. crore

Particulars	Number of shares to which the dividends relate	Year ended March 31, 2010	Year ended March 31, 2009
Interim dividend for fiscal 2010	10,70,15,201	107	–
Interim dividend for fiscal 2009	10,97,63,357	–	110
Final dividend for fiscal 2009	10,73,97,313	145	–
Final dividend for fiscal 2008	10,95,11,049	–	79
Special dividend for fiscal 2008	10,95,11,049	–	219

24.2.16. Reconciliation of basic and diluted shares used in computing earnings per share

in Nos.

Particulars	Year ended March 31, 2010	Year ended March 31, 2009
Number of shares considered as basic weighted average shares outstanding(1)	57,04,75,923	57,24,90,211
Add: Effect of dilutive issues of shares / stock options	6,40,108	9,72,970
Number of shares considered as weighted average shares and potential shares outstanding	57,11,16,031	57,34,63,181

(1) *Excludes shares held by controlled trusts*

24.2.17. Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows:

in Rs. crore

Particulars	Year ended March 31,	
	2010	2009
Balance at the beginning	92	53
Provision recognized / (reversed)	(2)	39
Provision utilized	(8)	–
Balance at the end	82	92

Provision for post-sales client support is expected to be utilized over a period of six months to one year.

24.2.18. Gratuity Plan

The following table sets out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets:

in Rs. crore

Particulars	As at March 31,			
	2010	2009	2008	2007
Obligations at year beginning	267	224	225	183
Service cost	80	51	50	45
Interest cost	19	16	17	14
Actuarial loss / (gain)	(5)	1	(8)	(1)
Benefits paid	(36)	(25)	(23)	(16)
Amendment in benefit plan	–	–	(37)	–
Obligations at year end	325	267	224	225
Defined benefit obligation liability as at the Balance Sheet is fully funded by the Group.				
Change in plan assets				
Plan assets at year beginning, at fair value	268	236	225	170
Expected return on plan assets	25	17	18	16
Actuarial gain	1	5	2	3
Contributions	69	35	14	54
Benefits paid	(36)	(25)	(23)	(18)
Plan assets at year end, at fair value	327	268	236	225
Reconciliation of present value of the obligation and the fair value of the plan assets:				
Fair value of plan assets at the end of the period	327	268	236	225
Present value of the defined benefit obligations at the end of the year	325	267	224	225
Asset recognized in the Balance Sheet	2	1	12	–
Assumptions				
Interest rate	7.82%	7.01%	7.92%	7.99%
Estimated rate of return on plan assets	9.00%	7.01%	7.92%	7.99%
Weighted expected rate of salary increase	7.27%	5.10%	5.10%	5.10%

Net gratuity cost for the years ended March 31, 2010 and March 31, 2009 comprises the following components:

in Rs. crore

Particulars	Year ended March 31,	
	2010	2009
Gratuity cost for the year		
Service cost	80	51
Interest cost	19	16
Expected return on plan assets	(25)	(17)
Actuarial gain	(6)	(4)
Plan amendment amortization	(3)	(4)
Net gratuity cost	65	42
Actual return on plan assets	26	22

Gratuity cost, as disclosed above, is included under salaries and bonus and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

As of March 31, 2010 and March 31, 2009, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs. 37 crore, which is being amortized on a straight-line basis to the net Profit and Loss account over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2010 and March 31, 2009 amounted to Rs. 26 crore and Rs. 29 crore, respectively and is disclosed under 'Current Liabilities'.

The group expects to contribute approximately Rs. 61 crore to the gratuity trusts during fiscal 2011.

24.2.19.a Provident Fund

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed, are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company's actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the Company is unable to exhibit the related information.

The Company contributed Rs. 171 crore and Rs. 153 crore to the Provident Fund during the years ended March 31, 2010 and March 31, 2009 respectively.

24.2.19.b Superannuation

The Company contributed Rs. 91 crore and Rs. 80 crore to the Superannuation Trust during the years ended March 31, 2010 and March 31, 2009 respectively.

24.2.20. Cash and bank balances

The details of balances as on Balance Sheet dates with scheduled banks are as follows:

in Rs. crore

Balances with scheduled banks in India	As at March 31,	
	2010	2009
In current accounts		
Citibank – Unclaimed dividend account	–	1
Citibank N.A., India	2	–
Deustche Bank	13	13
Deustche Bank – EEFC (Euro account)	3	27
Deustche Bank – EEFC (Swiss Franc account)	–	3
Deutsche Bank – EEFC (United Kingdom Pound Sterling account)	1	–
Deustche Bank – EEFC (U.S. dollar account)	8	12
HDFC Bank – Unclaimed dividend account	1	–
ICICI Bank	133	18
ICICI Bank – EEFC (Euro account)	1	1
ICICI Bank – EEFC (United Kingdom Pound Sterling account)	2	6
ICICI Bank – EEFC (U.S. dollar account)	10	42
ICICI bank – Unclaimed dividend account	1	1
	175	124
In deposit accounts		
Andhra Bank	99	80
Allahabad Bank	150	–
Bank of India	881	–
Bank of Baroda	299	829
Bank of Maharashtra	500	537
Barclays Bank	100	140
Canara Bank	963	794
Central Bank of India	100	–
Corporation Bank	276	343
DBS Bank	49	25
HSBC Bank	483	283
ICICI Bank	1,435	560
IDBI Bank	909	550
ING Vysya Bank	25	53
Indian Overseas Bank	140	–
Jammu and Kashmir Bank	10	–
Kotak Mahindra Bank	61	–
Oriental Bank of Commerce	100	–
Punjab National Bank	994	480
Standard Chartered Bank	–	38
State Bank of Hyderabad	233	200
State Bank of India	126	2,109
State Bank of Mysore	496	500
Syndicate Bank	475	500
The Bank of Nova Scotia	–	350
Union Bank of India	93	85
Vijaya Bank	95	95
	9,092	8,551

The details of balances as on Balance Sheet dates with non-scheduled banks are as follows:

in Rs. crore

Balances with non-scheduled banks	As at March 31,	
	2010	2009
In current accounts		
ABN Amro Bank, China	33	6
ABN Amro Bank, China (U.S. dollar account)	14	14
ABN Amro Bank, Taiwan	2	1
Bank of America, Mexico	18	2
Bank of America, USA	686	587
Banamex, Mexico	2	–
China Merchants Bank, China	1	–
Citibank NA, Australia	25	33
Citibank NA, Brazil	9	–
Citibank NA, Czech Republic (Euro account)	–	3
Citibank NA, Czech Republic (U.S. dollar account)	2	4
Citibank NA, New Zealand	1	–
Citibank NA, Japan	2	2
Citibank NA, Singapore	–	7
Citibank NA, Thailand	1	1
Deutsche Bank, Belgium	18	6
Deutsche Bank, France	1	1
Deutsche Bank, Germany	12	5
Deutsche Bank, Moscow (U.S.Dollar account)	1	–
Deutsche Bank, Netherlands	7	1
Deustche Bank, Philiphines	–	1
Deustche Bank, Philiphines (U.S. Dollar account)	3	1
Deutsche Bank, Poland	2	–
Deustche Bank, Poland (Euro account)	1	–
Deutsche Bank, Spain	1	1
Deustche Bank, Thailand	3	2
Deustche Bank, Thailand (U.S Dollar account)	1	–
Deutsche Bank, U.K.	29	58
Deutsche Bank, Singapore	1	–
Deutsche Bank, Switzerland	10	–
Deutsche Bank, Switzerland (U.S. Dollar account)	1	–
HSBC Bank, U.K.	2	8
ICICI Bank, U.K.	1	–
National Australia Bank Limited, Australia	21	30
National Australia Bank Limited, Australia (U.S. dollar account)	14	7
Nordbanken, Sweden	1	–
Royal Bank of Canada, Canada	20	6
The Bank of Tokyo-Mitsubishi UFJ Limited, Japan	–	1
Wachovia Bank, USA	7	–
	953	788
In deposit accounts		
Citibank N.A., Czech Republic	9	4
Citibank, Euro	3	–
Citibank, USD	4	–
Deutsche Bank, Poland	8	–
National Australia Bank Limited, Australia	312	228
	336	232
Total cash and bank balances as per Balance Sheet	10,556	9,695

24.2.21. Cash Flow statement

24.2.21.a Unclaimed dividend

The balance of cash and cash equivalents includes Rs. 2 crore as at March 31, 2010 (Rs. 2 crore as at March 31, 2009) set aside for payment of dividends.

24.2.21.b Balances held by controlled trusts

The balance of cash and cash equivalents includes Rs. 69 crore as at March 31, 2010 held by controlled trusts.

24.2.21.c Restricted cash

Deposits with financial institutions as at March 31, 2010 include Rs. 337 crore (Rs. 253 crore as at March 31, 2009) deposited with LIC of India to settle employee related obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered 'cash and cash equivalents'.

24.2.22. Exceptional item

During the year ended March 31, 2010 the Company sold 32,31,151 shares of OnMobile Systems Inc, USA (OMSI) at a price of Rs. 166.58 per share amounting to a total consideration of Rs. 53 crore, net of taxes and transaction costs. The resultant income of Rs. 48 crore has been appropriated to capital reserve.

24.3. Details of rounded off amounts

The financial statements are represented in Rupees Crore as per the approval received from Department of Company Affairs (DCA). Those items which were not represented in the financial statement due to rounding off to the nearest Rupees Crore are given as follows:

Balance Sheet items

in Rs. crore

Schedule	Description	As at March 31,	
		2010	2009
Balance Sheet			
3	Fixed assets		
	Deductions / retirements		
	Leasehold improvements	–	0.04
	Vehicles	0.04	0.23
	Buildings	0.04	–
	Depreciation on assets sold during the period		
	Vehicles	–	0.05
7	Cash on hand	0.09	0.07
	Scheduled banks – Current Accounts		
	Citibank – Unclaimed dividend account	0.49	0.58
	Citibank N.A.	2.29	0.12
	Citibank – EEFC account in U.S. dollar	0.22	–
	State Bank of India	0.04	0.01
	Deutsche Bank – EEFC account in Swiss Franc, India	0.33	3.35
	Deutsche Bank – EEFC account in United Kingdom Pound Sterling, India	0.51	0.33
	HDFC Bank – Unclaimed dividend account	0.84	0.46
	Non-scheduled banks – Current Account		
	ABN Amro Bank, Denmark	0.21	0.06
	Banamex, Mexico	2.00	0.02
	Bank of Baroda, Mauritius	0.02	0.06
	China Merchants Bank, China	0.62	0.17
	Citibank N.A., Czech Republic	0.35	0.29

Balance Sheet items (contd.)

in Rs. crore

Schedule	Description	As at March 31,	
		2010	2009
	Citibank N.A., Czech Republic Euro account	0.13	3.34
	Citibank N.A., Poland	–	0.01
	Deustche Bank, Moscow	0.34	–
	Deutsche Bank, Philiphines	0.39	0.56
	Deustche Bank, Poland	2.37	0.21
	Deustche Bank, Poland Euro account	0.74	0.12
	Deutsche Bank, Zurich, Switzerland	9.72	0.22
	ICICI Bank, U.K.	1.07	0.09
	Nordbanken, Sweden	0.73	0.11
	PNC Bank, USA	0.02	0.03
	Shanghai Pudong Development Bank, China	–	0.01
	Standard Chartered Bank, UAE	0.09	–
	Svenska Handelsbanken, Sweden	0.01	–
	The Bank of Tokyo – Mitsubishi UFJ, Limited, Japan	0.16	0.59

Profit & Loss items

in Rs. crore

Schedule	Description	Year ended March 31,	
		2010	2009
Profit and Loss			
	Minority interest	0.06	0.02
	Residual dividend paid	0.25	–
	Additional dividend tax	0.04	–
12	Selling and marketing expenses		
	Office maintenance	0.31	0.40
	Consumables	0.07	0.17
	Software for own use	–	0.04
	Insurance charges	0.31	0.33
	Advertisements	0.01	1.77
	Repairs to plant and machinery	–	0.07
	Computer maintenance	0.02	–
	Rates and taxes	0.10	0.01
13	General and administrative expenses		
	Auditor's remuneration		
	Out-of-pocket expenses	0.04	0.04
	Certification charges	0.05	0.05
	Others	0.01	–
24.2.1	Aggregate expenses		
	Provision for doubtful loans and advances	0.01	1.49
	Auditor's remuneration		
	Certification charges	0.05	0.05
	Out-of-pocket expenses	0.04	0.04
	Others	0.01	–
24.2.10	Profit on disposal of fixed assets, included in miscellaneous income	2.00	0.38

Cash Flow statement items

in Rs. crore

Schedule	Description	Year ended March 31,	
		2010	2009
	Profit / loss on sale of fixed assets	2.00	0.38

24.4. Transactions with key management personnel

Key management personnel comprise directors and members of the Executive Council.

Particulars of remuneration and other benefits paid to whole-time directors and members of Executive Council during the years ended March 31, 2010 and March 31, 2009 are as follows:

in Rs. crore

Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Co-Chairman				
Nandan M. Nilekani[(1)]	0.09	0.02	0.23	0.34
	0.30	0.07	0.54	0.91
Chief Executive Officer and Managing Director				
S. Gopalakrishnan	0.32	0.08	0.61	1.01
	0.30	0.07	0.55	0.92
Chief Operating Officer and Director				
S. D. Shibulal	0.31	0.08	0.56	0.95
	0.28	0.07	0.52	0.87
Whole-time directors				
K. Dinesh	0.32	0.08	0.61	1.01
	0.30	0.07	0.54	0.91
T. V. Mohandas Pai	0.36	0.08	2.69	3.13
	0.36	0.09	2.14	2.59
Srinath Batni	0.36	0.07	1.98	2.41
	0.35	0.09	1.43	1.87
Chief Financial Officer				
V. Balakrishnan	0.30	0.08	2.06	2.44
	0.29	0.07	2.00	2.36
Executive council members				
Ashok Vemuri	2.09	–	2.79	4.88
	1.99	–	2.05	4.04
Chandra Shekar Kakal	0.28	0.06	1.73	2.07
	0.26	0.06	1.26	1.58
B. G. Srinivas	1.81	–	2.75	4.56
	1.82	–	2.85	4.67
Subhash B. Dhar	0.24	0.07	1.42	1.73
	0.23	0.06	0.98	1.27

(1) *Effective July 9, 2009, Nandan M. Nilekani has relinquished the positions of Co-Chairman, Member of the Board and as an employee of the Company.*

Particulars of remuneration and other benefits of non-executive / independent directors for the years ended March 31, 2010 and March 31, 2009 are as follows:

in Rs. crore

Name	Commission	Sitting fees	Reimbursement of expenses	Total Remuneration
Independent directors				
Deepak M. Satwalekar	0.60	–	–	0.60
	0.68	–	0.02	0.70
Prof. Marti G. Subrahmanyam	0.65	–	0.20	0.85
	0.71	–	0.25	0.96
Dr. Omkar Goswami	0.52	–	0.03	0.55
	0.58	–	0.03	0.61
Claude Smadja	0.59	–	0.25	0.84
	0.67	–	0.26	0.93
Rama Bijapurkar	0.49	–	0.02	0.51
	0.56	–	0.01	0.57
Sridar A. Iyengar	0.74	–	0.21	0.95
	0.82	–	0.20	1.02
David L. Boyles	0.59	–	0.15	0.74
	0.69	–	0.21	0.90
Prof. Jeffrey S. Lehman	0.61	–	0.24	0.85
	0.63	–	0.22	0.85
K. V. Kamath[(1)]	0.39	–	0.02	0.41
	–	–	–	–
Non-executive director				
N. R. Narayana Murthy[(2)]	0.57	–	–	0.57
	0.63	–	–	0.63

(1) *Joined the Board effective May 02, 2009*

(2) *Non-executive Chairman of the Board and Chief Mentor*

Corporate governance report

"Corporate governance is about maintaining an appropriate balance of accountability between three key players: the corporation's owners, the directors whom the owners elect, and the managers whom the directors select. Accountability requires not only good transparency, but also an effective means to take action for poor performance or bad decisions."

Mary L. Schapiro, Chairperson, Securities and Exchange Commission, USA, Address to Transatlantic Corporate Governance Dialogue – September 17, 2009.

Corporate governance is about commitment to values and ethical business conduct. It is about how an organization is managed. This includes its corporate and other structures, its culture, policies and the manner in which it deals with various stakeholders. Accordingly, timely and accurate disclosure of information regarding the financial situation, performance, ownership and governance of the company is an important part of corporate governance. This improves public understanding of the structure, activities and policies of the organization. Consequently, the organization is able to attract investors, and enhance the trust and confidence of the stakeholders.

Corporate governance guidelines and best practices have evolved over a period of time. The Cadbury Report on the financial aspects of corporate governance, published in the United Kingdom in 1992, was a landmark. The Sarbanes-Oxley Act, which was signed by the U.S. President, George W. Bush as a law in July 2002, has brought about sweeping changes in financial reporting. This is perceived to be the most significant change to federal securities law since the 1930s. Besides laying down the standards for directors and auditors, the Act has also laid down new accountability standards for security analysts and legal counsels.

In India, the Confederation of Indian Industry (CII) took the lead in framing a desirable code of corporate governance in April 1998. This was followed by the recommendations of the Kumar Mangalam Birla Committee on Corporate Governance. This committee was appointed by the Securities and Exchange Board of India (SEBI). The recommendations were accepted by SEBI in December 1999, and are now incorporated in Clause 49 of the Listing Agreement. Our compliance with these various requirements is presented in this section. We fully comply with, and indeed go beyond, all these recommendations on corporate governance.

SEBI also instituted a committee under the chairmanship of N. R. Narayana Murthy which recommended enhancements in corporate governance. SEBI has incorporated the recommendations made by the Narayana Murthy Committee on Corporate Governance in clause 49 of the Listing Agreement. The revised clause 49 was made effective from January 1, 2006.

During the year, the Ministry of Corporate Affairs, Government of India, published the Corporate Governance Voluntary Guidelines 2009. These guidelines have been published keeping in view the objective of encouraging the use of better practices through voluntary adoption, which not only serve as a benchmark for the corporate sector but also help them in achieving the highest standard of corporate governance. These guidelines provide corporate India a framework to govern themselves voluntarily as per the highest standards of ethical and responsible conduct of business. The Ministry hopes that adoption of these guidelines will also translate into a much higher level of stakeholders' confidence that is crucial to ensuring long-term sustainability and value generation by business.

We believe that sound corporate governance is critical to enhancing and retaining investor trust. Accordingly, we always seek to ensure that we attain our performance goals with integrity. Our Board exercises its fiduciary responsibilities in the widest sense of the term.

Our disclosures always seek to attain the best practices in international corporate governance. We also endeavor to enhance long-term shareholder value and respect minority rights in all our business decisions.

Our corporate governance philosophy is based on the following principles:

- Satisfy the spirit of the law and not just the letter of the law. Corporate governance standards should go beyond the law
- Be transparent and maintain a high degree of disclosure levels. When in doubt, disclose
- Make a clear distinction between personal conveniences and corporate resources
- Communicate externally, in a truthful manner, about how the Company is run internally
- Comply with the laws in all the countries in which we operate
- Have a simple and transparent corporate structure driven solely by business needs
- Management is the trustee of the shareholders' capital and not the owner.

The Board of Directors ('the Board') is at the core of our corporate governance practice and oversees how the Management serves and protects the long-term interests of all our stakeholders. We believe that an active, well-informed and independent Board is necessary to ensure highest standards of corporate governance.

The majority of our Board, eight out of 14, are independent members. Further, we have audit, compensation, investor grievance, nominations and risk management committees, which comprise only independent directors.

As part of our commitment to follow global best practices, we comply with the Euroshareholders Corporate Governance Guidelines, 2000, and the recommendations of the Conference Board Commission on Public Trusts and Private Enterprises in the U.S. We also adhere to the United Nations Global Compact policy. Further, a note on our compliance with the corporate governance guidelines of six countries (Australia, Canada, France, Germany, Japan and U.K.) in their national languages is available on our website, www.infosys.com.

Corporate governance ratings

CRISIL

CRISIL has been consistently assigning us the 'CRISIL GVC Level 1' rating over several years now. This Governance and Value Creation (GVC) rating indicates our capability to create wealth for all our stakeholders while adopting sound corporate governance practices.

ICRA

ICRA assigned 'CGR 1' rating to our corporate governance practices. The rating is the highest on ICRA's Corporate Governance Rating (CGR) scale of CGR 1 to CGR 6. We are the first company in India to be assigned the highest CGR by ICRA. The rating reflects our transparent shareholding pattern, sound Board practices, interactive decision-making process, high level of transparency, disclosures encompassing all important aspects of our operations and our track record in investor servicing. A notable feature of our corporate governance practices is the emphasis on substance over form, besides our transparent approach to follow such practices.

Corporate governance guidelines

Over the years, the Board has developed corporate governance guidelines to help fulfill our corporate responsibility with our stakeholders. These guidelines ensure that the Board will have the necessary authority and processes in place to review and evaluate our operations when required. Further, these guidelines allow the Board to make decisions that are independent of the Management. The Board may change these guidelines from time-to-time to effectively achieve our stated objectives.

A. Board composition

Size and composition of the Board

Our policy toward the composition of the Board is to have an appropriate mix of executive and independent directors to maintain the independence of the Board, and to separate its functions of governance and management. Currently, the Board consists of 14 members, five of whom are executive or whole-time directors, one is non-executive and eight are independent directors.

Three of the executive directors are our founders. The Board believes that the current size is appropriate, based on our present circumstances. The Board periodically evaluates the need for change in composition of its size.

- The COO is responsible for all customer service operations. He is also responsible for innovation and research in technology advancements, new initiatives and investments.

The CEO, COO, the other executive directors and the senior management personnel are responsible for achieving targets. They make periodic presentations to the Board on their responsibilities and performance.

Board definition of independent directors

According to Clause 49 of the Listing Agreement with Indian stock exchanges, an independent director means a person who is not an officer or employee of the Company or its subsidiaries or any other individual having a material pecuniary relationship or transactions with the Company which, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. We adopted a much stricter definition of independence as required by the NASDAQ listing rules and the Sarbanes-Oxley Act, U.S.

Composition of the Board, and directorships held as at March 31, 2010

Name of the director	Age	India listed companies(1)	All companies around the world(2)	Committee membership(3)	Chairperson of committees(3)
Founder and non-executive director					
N. R. Narayana Murthy	63	–	7	–	–
Founders and whole-time directors					
S. Gopalakrishnan	55	–	1	–	–
S. D. Shibulal	55	–	7	1	–
K. Dinesh	56	–	3	–	–
Whole-time directors					
T. V. Mohandas Pai	51	–	5	–	–
Srinath Batni	55	–	3	–	–
Independent directors					
Deepak M. Satwalekar	61	5	10	2	2
Prof. Marti G. Subrahmanyam	63	1	9	1	–
Dr. Omkar Goswami	53	7	12	7	2
Rama Bijapurkar(4)	53	6	10	2	1
Claude Smadja	64	–	4	1	–
Sridar A. Iyengar	62	3	10	2	3
David L. Boyles	61	–	2	–	–
Prof. Jeffrey S. Lehman	53	–	1	–	–
K. V. Kamath	62	2	4	–	–

Notes: There are no inter-se relationships between our Board members.

(1) Excluding directorship in Infosys Technologies Limited and its subsidiaries.

(2) Directorships in companies around the world (listed, unlisted and private limited companies) including Infosys Technologies Limited and its subsidiaries.

(3) As required by Clause 49 of the Listing Agreement, the disclosure includes memberships / chairpersonship of audit committee and investor grievance committee in Indian public companies (listed and unlisted).

(4) Ceased to be a director with effect from April 13, 2010.

Responsibilities of the Chairman, CEO and the COO

Our policy is to have a Non-Executive Chairman and Chief Mentor – N. R. Narayana Murthy; a Chief Executive Officer (CEO) and Managing Director – S. Gopalakrishnan; and a Chief Operating Officer (COO) and Director – S. D. Shibulal. The responsibility and authority of these officials are as follows:

- The Chairman and Chief Mentor is responsible for mentoring our core management team in transforming us into a world-class, next-generation organization that provides state-of-the-art, technology-leveraged business solutions to corporations across the world. He also interacts with global thought leaders to enhance our leadership edge. In addition, he continues to interact with various institutions to highlight the benefits of IT and help these benefits percolate to all sections of society. As Chairman of the Board, he is also responsible for all Board and corporate governance matters.
- The CEO and Managing Director is responsible for corporate strategy, brand equity, planning, external contacts and other management matters. He is also responsible for achieving the annual business targets and acquisitions.

Lead Independent Director

Prof. Marti G. Subrahmanyam is a Lead Independent Director. He represents and acts as spokesperson for the independent directors as a group, and is responsible for the following activities:

- Presiding over all executive sessions of the Board's independent directors
- Working closely with the Chairman and the CEO to finalize the information flow, meeting agendas and meeting schedules
- Liaising with the Chairman, CEO and the independent directors on the Board
- Taking the lead role, along with the Chairman in the Board evaluation process

Board membership criteria

The nominations committee works with the entire Board to determine the appropriate characteristics, skills and experience required for the Board as a whole as well as its individual members. Board members are expected to possess the expertise, skills and experience required to manage and guide a high-growth, high-tech IT services company, deriving revenue primarily from G-7 countries. Expertise in strategy, technology, finance, quality and human resources is essential. Generally, the members are between 40 and 60 years of age, and are not related to any executive directors or independent directors. They are not expected to serve in any executive or independent position in any company that is in direct competition with us. Board members are expected to rigorously prepare for, attend and participate in all Board and applicable committee meetings. Each member is expected to ensure that their other current and planned future commitments do not materially interfere with their responsibilities with us at Infosys.

Selection of new directors

The Board is responsible for the selection of new directors. The Board delegates the screening and selection process involved in selecting new directors to the nominations committee, which consists exclusively of independent directors. The nominations committee in turn makes recommendations to the Board on the induction of any new directors.

Membership term

The Board constantly evaluates the contribution of the members and periodically makes recommendations to the shareholders about re-appointments as per statute. The current law in India mandates the retirement of one-third of the Board members (who are liable to retire by rotation) every year, and qualifies the retiring members for re-appointment. Executive directors are appointed by the shareholders for a maximum period of five years at a time, but are eligible for re-appointment upon completion of their term.

Non-executive / independent directors do not have a specified term, but retire by rotation as per law. The nominations committee of the Board recommends such appointments and re-appointments. However, the membership term is limited by the retirement age for members.

Retirement policy

Under this policy, the maximum age of retirement for executive directors is 60 years, which is the age of superannuation for our employees. Their continuation as members of the Board upon superannuation / retirement is determined by the nominations committee. The age limit for serving on the Board is 65 years. The age limit for the independent chair is 70 years.

Succession planning

The nominations committee constantly works with the Board to evolve succession planning for the positions of the Chairman, CEO, COO and CFO and also develop contingency plan for interim succession for any of them, in case of any exigencies. The Board, if required, may increase the review frequency of the succession plan.

Board compensation policy

The compensation committee determines and recommends to the Board the compensation payable to the directors. All Board-level compensation is approved by the shareholders and separately disclosed in the financial statements. Remuneration of the executive directors consists of a fixed component and a performance incentive. The compensation committee makes a quarterly appraisal of the performance of the executive directors based on a detailed performance-related matrix. The annual compensation of the executive directors is approved by the compensation committee, within the parameters set by the shareholders at the shareholders' meetings.

The compensation payable to the independent directors is limited to a fixed amount per year as determined and approved by the Board, the sum of which is within the limit of 1% of our net profits for the year, calculated as per the provisions of the Companies Act, 1956. The performance of independent directors is reviewed by the entire Board on an annual basis.

Cash compensation paid to directors in fiscal 2010

in Rs. crore

Name of the director	Fixed salary							
	Basic salary	Perquisites / Allowances	Retiral benefits	Total fixed salary	Bonus / Incentives	Commission	Total	Notice period (in months)
Founder and non-executive director								
N. R. Narayana Murthy	–	–	–	–	–	0.57	0.57	NA
Founders and whole-time directors								
Nandan M. Nilekani(1)	0.09	0.03	0.02	0.14	0.20	–	0.34	NA
S. Gopalakrishnan	0.32	0.12	0.08	0.52	0.49	–	1.01	6
S. D. Shibulal	0.31	0.10	0.07	0.48	0.47	–	0.95	6
K. Dinesh	0.32	0.12	0.08	0.52	0.49	–	1.01	6
Whole-time directors								
T. V. Mohandas Pai	0.36	0.14	0.09	0.59	2.54	–	3.13	6
Srinath Batni	0.36	0.14	0.09	0.59	1.82	–	2.41	6
Independent directors								
Deepak M. Satwalekar	–	–	–	–	–	0.60	0.60	NA
Prof. Marti G. Subrahmanyam	–	–	–	–	–	0.65	0.65	NA
Dr. Omkar Goswami	–	–	–	–	–	0.52	0.52	NA
Rama Bijapurkar(2)	–	–	–	–	–	0.49	0.49	NA
Claude Smadja	–	–	–	–	–	0.59	0.59	NA
Sridar A. Iyengar	–	–	–	–	–	0.62	0.62	NA
David L. Boyles	–	–	–	–	–	0.59	0.59	NA
Prof. Jeffrey S. Lehman	–	–	–	–	–	0.61	0.61	NA
K. V. Kamath(3)	–	–	–	–	–	0.39	0.39	NA

Notes: None of the above directors are eligible for any severance pay and none of them hold any stock options as at March 31, 2010.

(1) For the period April 1, 2009 to July 9, 2009.

(2) Ceased to be a director with effect from April 13, 2010.

(3) For the period May 2, 2009 to March 31, 2010.

Shares and options held by non-executive / independent directors as at March 31, 2010

	Equity shares (no.)	ADS (no.)
N. R. Narayana Murthy	23,79,672	–
Deepak M. Satwalekar	56,000	–
Prof. Marti G. Subrahmanyam	–	17,500
Dr. Omkar Goswami	12,300	–
Rama Bijapurkar(1)	7,100	–
Claude Smadja	3,900	–
Sridar A. Iyengar	–	–
David L. Boyles	–	2,000
Prof. Jeffrey S. Lehman	–	–
K. V. Kamath	–	–

(1) *Ceased to be a director with effect from April 13, 2010.*

Non-executive / independent directors' remuneration

Section 309 of the Companies Act, 1956, states that a director who is neither in the whole-time employment of the Company nor a managing director may be paid remuneration by way of commission, if the Company, by special resolution, authorizes such payment. Members of the Company at the Annual General Meeting held on June 22, 2007, approved payment of remuneration by way of commission to non-executive directors, at a sum not exceeding 1% per annum of our net profits. We have paid Rs. 5.63 crore (US $1,248,750) as commission to our non-executive directors. The aggregate amount was arrived as per the following criteria:

	in Rs. crore	US $
Commission (fixed)	0.33	75,000
Variable attendance fee(1)	0.02	5,000
Chairperson of the Board	0.11	25,000
Lead Independent Director	0.06	15,000
Chairperson – audit committee	0.08	20,000
Members – audit committee	0.04	10,000
Chairperson – other committees	0.02	5,000
Members – other committees	0.01	2,500

Notes: 1 USD = Rs. 44.90

(1) *Variable attendance fee is based on the attendance at the Board meeting(s).*

Independent directors based overseas and traveling to India to attend Board meetings will be eligible to receive an additional US $5,000 per meeting. This is based on the fact that these independent directors have to spend at least two additional days in travel while attending board meetings in India.

The Board believes that the above commission structure is commensurate with global best practices in terms of remunerating non-executive / independent directors of a company of similar size and adequately compensates for the time and contribution made by our non-executive / independent directors.

Memberships in other boards

Executive directors may, with the prior consent of the Chairperson of the Board of Directors, serve on the Board of two other business entities, provided that such business entities are not in direct competition with our business operations. Executive directors are also allowed to serve on the boards of corporate or government bodies whose interests are germane to the future of the IT and software business, or the key economic institutions of the nation, or whose prime objective is benefiting society. Independent directors are not expected to serve on the Boards of competing companies. Other than this, there are no limitations except those imposed by law and good corporate governance practices. The outside directorships held by each of our directors are listed in the *Composition of the Board and Directorships table* in this section.

B. Board meetings

Scheduling and selection of agenda items for Board meetings

Dates for Board meetings in the ensuing year are decided in advance and published as part of the Annual Report. Most Board meetings are held at our registered office at Electronics City, Bangalore, India. The Chairperson of the Board and the Company Secretary draft the agenda for each meeting, along with explanatory notes, in consultation with the CEO and the Lead Independent Director, and distribute these in advance to the directors. Every Board member can suggest additional items for inclusion in the agenda. The Board meets at least once a quarter to review the quarterly results and other items on the agenda, and also on the occasion of the Annual General Meeting of the shareholders. Additional meetings are held, when necessary. Independent directors are expected to attend at least four Board meetings in a year. However, the Board being represented by independent directors from various parts of the world, it may not be possible for each one of them to be physically present at all the meetings. We use video / teleconferencing facilities to enable their participation. Committees of the Board usually meet the day before the formal Board meeting, or whenever the need arises for transacting business. Six Board meetings were held during the year ended March 31, 2010. These were held on April 15, 2009; May 02, 2009; June 20, 2009 (coinciding with last year's Annual General Meeting of the shareholders); July 10, 2009; October 9, 2009 and January 12, 2010.

Attendance of directors during fiscal 2010

Name of the director	No. of meetings	
	Held	Attended
N. R. Narayana Murthy	6	6
Nandan M. Nilekani(1)	3	2
S. Gopalakrishnan	6	6
Deepak M. Satwalekar	6	5
Prof. Marti G. Subrahmanyam	6	5
Sridar A. Iyengar	6	6
Dr. Omkar Goswami	6	4
Rama Bijapurkar(2)	6	5
Claude Smadja	6	5
David L. Boyles	6	5
Prof. Jeffrey S. Lehman	6	5
K.V. Kamath(3)	4	4
K. Dinesh	6	6
S. D. Shibulal	6	6
T. V. Mohandas Pai	6	6
Srinath Batni	6	6

Notes: All of the above directors attended the Annual General Meeting held on June 20, 2009.

(1) *Ceased to be a director with effect from July 9, 2009.*

(2) *Ceased to be a director with effect from April 13, 2010.*

(3) *Appointed as director with effect from May 2, 2009.*

Availability of information to Board members

The Board has unfettered and complete access to any information within the Company, and to any of our employees. At Board meetings, managers who can provide additional insights into the items being discussed are invited.

Regular updates provided to the Board include:

- Annual operating plans and budgets, capital budgets and updates
- Quarterly results of our operating divisions or business segments
- Minutes of meetings of audit, compensation, nominations, risk management and investor grievance committees as well as abstracts of circular resolutions passed
- The Board minutes of the subsidiary companies
- General notices of interest received from directors
- Dividend data
- Information on recruitment and remuneration of senior officers just below the Board level, including appointment or removal of the CFO and Company Secretary

- Materially important litigations, show cause, demand, prosecution and penalty notices
- Fatal or serious accidents, dangerous occurrences, and material effluent or pollution problems
- Any materially relevant defaults in financial obligations to and by us
- Any issue that involves possible public or product liability claims of a substantial nature
- Details of joint ventures, acquisitions of companies or collaboration agreements
- Transactions that involve substantial payments toward goodwill, brand equity or intellectual property
- Any significant development on the human resources aspect
- Sale of material nature, of investments, subsidiaries and assets, which are not in the normal course of business
- Details of foreign exchange exposure and the steps taken by the Management to limit risks of adverse exchange rate movement
- Non-compliance of any regulatory, statutory or listing requirements, as well as shareholder services such as non-payment of dividend and delays in share transfer.

Discussion with independent directors

The Board's policy is to regularly have separate meetings with independent directors to update them on all business-related issues and new initiatives. In such meetings, the executive directors and other members of the senior management make presentations on relevant issues.

In addition, our independent directors meet periodically in an executive session, that is without the Chairperson, or any of the executive directors, or the Management.

Materially significant related party transactions

There have been no materially significant related party transactions, monetary transactions or relationships between the Company and directors, the Management, subsidiary or relatives, except for those disclosed in the financial statements for the year ended March 31, 2010.

C. Board committees

Currently, the Board has five committees: audit committee, compensation committee, nominations committee, investor grievance committee and risk management committee. All committees consist entirely of independent directors.

The Board, in consultation with the nominations committee, is responsible for constituting, assigning, co-opting and fixing terms of service for committee members. It delegates these powers to the nominations committee.

The Chairperson of the Board, in consultation with the Company Secretary and the committee chairperson, determines the frequency and duration of the committee meetings. Normally, all the committees meet four times a year. Recommendations of the committees are submitted to the entire Board for approval.

The quorum for meetings is either two members or one-third of the members of the committee, whichever is higher.

1. Audit committee

During the year, our audit committee ('the committee') comprised four independent directors:

- Deepak M. Satwalekar, *Chairperson*
- Prof. Marti G. Subrahmanyam
- Dr. Omkar Goswami
- Sridar A. Iyengar

Effective April 13, 2010, the committee was reconstituted as follows:

- Deepak M. Satwalekar, *Chairperson*
- Prof. Marti G. Subrahmanyam
- Sridar A. Iyengar
- K. V. Kamath

In India, we are listed on the Bombay Stock Exchange (BSE) and the National Stock Exchange (NSE). In the U.S., we are listed on the NASDAQ Global Select. In India, Clause 49 of the Listing Agreement makes it mandatory for listed companies to adopt an appropriate audit committee charter. The Blue Ribbon Committee set up by the SEC, USA recommends that every listed company adopt an audit committee charter. This recommendation has also been adopted by NASDAQ.

In our meeting on May 27, 2000, our committee adopted a charter which meets the requirements of Clause 49 of the Listing Agreement with Indian stock exchanges and the SEC, USA.

The primary objective of the committee is to monitor and provide effective supervision of the Management's financial reporting process with a view to ensuring accurate and timely disclosures, with the highest levels of transparency, integrity and quality of financial reporting. The committee oversees the work carried out in the financial reporting process by the Management, the internal auditors and the independent auditor, and notes the processes and safeguards employed by each. The committee has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the independent auditor in accordance with the law. All possible measures must be taken by the committee to ensure the objectivity and independence of the independent auditor.

Audit committee attendance during fiscal 2010

Four audit committee meetings were held during the year – on April 14, 2009; July 9, 2009; October 8, 2009 and January 11, 2010.

	No. of meetings	
	Held	Attended
Deepak M. Satwalekar	4	4
Prof. Marti G. Subrahmanyam	4	4
Dr. Omkar Goswami	4	3
Sridar A. Iyengar	4	4

During the year, the audit committee held two conference calls on April 6, 2009 and July 4, 2009.

Audit committee report for the year ended March 31, 2010

Each member of the committee is an independent director, according to the definition laid down in the audit committee charter, and Clause 49 of the Listing Agreement with the relevant Indian stock exchanges.

The Management is responsible for the Company's internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's financial statements in accordance with the generally accepted auditing standards, and for issuing a report thereon. The committee's responsibility is to monitor these processes. The committee is also responsible for overseeing the processes related to the financial reporting and information dissemination. This is to ensure that the financial statements are true, fair, sufficient and credible. In addition, the committee recommends to the Board the appointment of the Company's internal and independent auditors.

In this context, the committee discussed with the Company's auditors the overall scope and plans for the independent audit. The Management represented to the committee that the Company's financial statements were prepared in accordance with GAAP. The committee discussed with the auditors, in the absence of the Management (whenever necessary), the Company's audited financial statements including the auditors' judgments about the quality, not just the applicability, of the accounting principles, the rationality of significant judgments and the clarity of disclosures in the financial statements.

The committee also discussed with the auditors other matters required by the Statement on Auditing Standards No.114 (SAS 114) – The Auditors' Communication With Those Charged With Governance and the Sarbanes-Oxley Act of 2002.

Relying on the review and discussions conducted with the Management and the independent auditors, the audit committee believes that the

Company's financial statements are fairly presented in conformity with GAAP in all material aspects.

The committee has also reviewed the internal controls put in place to ensure that the accounts of the Company are properly maintained and that the accounting transactions are in accordance with the prevailing laws and regulations. In conducting such reviews, the committee found no material discrepancy or weakness in the internal control systems of the Company.

The committee also reviewed the financial policies of the Company and expressed its satisfaction with the same.

The Company's auditors provided the committee with the written disclosures required by Independence Standards Board Standard No. 1 – 'Independence Discussions with Audit Committees', based on which the committee discussed the auditors' independence with both the Management and the auditors. After review, the committee expressed its satisfaction on the independence of both the internal and the statutory auditors.

Moreover, the committee considered whether any non-audit services provided by the auditors' firm could impair the auditors' independence, and concluded that none of such service provided by the auditors had impaired their independence.

The committee secured compliance on the affirmation of the Board of Directors to the NASDAQ stock exchange, under the relevant rules of the exchange on the composition of the committee and independence of the committee members, disclosures relating to non-independent members, financial literacy and financial expertise of members, and a review of the audit charter.

Based on the committee's discussion with the Management and the auditors and the committee's review of the representations of the Management and the report of the auditors to the committee, the committee has recommended the following to the Board of Directors:

1. The audited financial statements prepared as per Indian GAAP of Infosys Technologies Limited for the year ended March 31, 2010, be accepted by the Board as a true and fair statement of the financial status of the Company
2. The audited abridged financial statements prepared as per Indian GAAP of Infosys Technologies Limited for the year ended March 31, 2010, be accepted by the Board as a true and fair statement of the financial status of the Company
3. The audited consolidated financial statements prepared as per Indian GAAP of Infosys Technologies Limited and its subsidiaries for the year ended March 31, 2010, be accepted by the Board as a true and fair statement of the financial status of the group, and
4. The audited financial statements prepared as per IFRS as issued by International Accounting Standards Board (IASB) for the year ended March 31, 2010, be accepted and included in the Company's Annual Report on Form 20-F, to be filed with the SEC, USA.

The committee has recommended to the Board the re-appointment of B S R & Co., Chartered Accountants, as the statutory auditors of the Company for the fiscal year ending March 31, 2011, and that the necessary resolutions for appointing them as auditors be placed before the shareholders. The committee has also recommended to the Board the appointment of KPMG, India as independent auditors of the Company for the IFRS financial statements, for the financial year ending March 31, 2011.

The committee recommended the appointment of Singhvi, Dev & Unni as the internal auditors of the Company for the fiscal ending March 31, 2011, to review various operations of the Company, and determined and approved the fees payable to them.

The committee has also issued a letter in line with recommendation No. 9 of the Blue Ribbon Committee on audit committee effectiveness, which is to be provided in the Financial statements prepared in accordance with IFRS. This letter is incorporated in Form 20-F, which is available on our website, www.infosys.com.

In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the Audit committee charter.

Sd/-

Mumbai
April 30, 2010

Deepak M. Satwalekar
Chairperson

2. Compensation committee

During the year, our compensation committee ('the committee') comprised four independent directors. They are:

- Prof. Marti G. Subrahmanyam, *Chairperson*
- Prof. Jeffrey S. Lehman
- David L. Boyles
- Claude Smadja

Effective April 13, 2010, the committee was reconstituted as follows:

- K. V. Kamath, *Chairperson*
- Prof. Jeffrey S. Lehman
- David L. Boyles
- Dr. Omkar Goswami

The purpose of the committee of the Board of Directors ('the Board') shall be to discharge the Board's responsibilities related to compensation of the Company's executive directors and senior management. The committee has the overall responsibility of approving and evaluating the compensation plans, policies and programs for executive directors and senior management.

The committee shall annually review and approve for the CEO, the executive directors and senior management (a) the annual base salary, (b) the annual incentive bonus, including the specific goals and amount, (c) equity compensation, (d) employment agreements, severance arrangements, and change in control agreements / provisions, and (e) any other benefits, compensation or arrangements.

The committee, in consultation with the CEO, shall review the performance of all the executive directors each quarter, on the basis of the detailed performance parameters set for each of the executive directors at the beginning of the year. The compensation committee may, from time-to-time, also evaluate the usefulness of such performance parameters, and make necessary amendments.

Compensation committee attendance during fiscal 2010

Five compensation committee meetings were held during the year ended March 31, 2010. These were held on April 14, 2009; June 20, 2009; July 10, 2009; October 9, 2009 and January 12, 2010.

	No. of meetings	
	Held	Attended
Prof. Marti G. Subrahmanyam	5	5
Prof. Jeffrey S. Lehman	5	5
David L. Boyles	5	5
Claude Smadja	5	5

During the year, the compensation committee held two conference calls – on September 4, 2009 and February 24, 2010.

Compensation committee report for the year ended March 31, 2010

The committee reviewed the performance of all executive directors on a quarterly basis and approved the payment of individual performance incentives to each one of them. The committee believes that the compensation and benefits are adequate to motivate and retain the senior officers of the Company. Apart from the said disclosures, none of the directors had a material beneficial interest in any contract of significance to which the Company or any of its subsidiary undertakings was a party, during the financial year.

Sd/-

Bangalore
April 12, 2010

Prof. Marti G. Subrahmanyam
Chairperson

3. Nominations committee

During the year, our nominations committee ('the committee') comprised three independent directors. They are:

- Prof. Jeffrey S. Lehman, *Chairperson*
- Deepak M. Satwalekar
- Dr. Omkar Goswami

Effective April 13, 2010, the committee was reconstituted as follows:

- Prof. Jeffrey S. Lehman, *Chairperson*
- Deepak M. Satwalekar
- K. V. Kamath

The purpose of the committee ('the committee') of the Board of Directors ('the Board') is to oversee the Company's nomination process for the top level management and specifically to identify, screen and review individuals qualified to serve as executive directors, non-executive directors and independent directors consistent with criteria approved by the Board and to recommend, for approval by the Board, nominees for election at the annual meeting of shareholders. The committee also makes recommendations to the Board on candidates for: (i) nomination for election or re-election by the shareholders; and (ii) any Board vacancies that are to be filled by the Board.

The committee may act on its own in identifying potential candidates, inside or outside the Company, or may act upon proposals submitted by the Chairperson of the Board of Directors. The committee will review and discuss all documents pertaining to candidates and will conduct evaluation of candidates in accordance with a process that it sees fit and appropriate, passing on the recommendations for nomination to the Board.

The committee also coordinates and oversees the annual self-evaluation of the Board's performance and of individual directors in the governance of the Company.

Nominations committee attendance during fiscal 2010

The committee held five meetings during the year – on April 14, 2009; June 20, 2009; July 10, 2009; October 9, 2009 and January 12, 2010.

	No. of meetings	
	Held	Attended
Prof. Jeffrey S. Lehman	5	5
Deepak M. Satwalekar	5	5
Dr. Omkar Goswami	5	4

Nominations committee report for the year ended March 31, 2010

During the year, the committee recommended the induction of K. V. Kamath to the Board. It also recommended the appointment of Prof. Marti G. Subrahmanyam as Lead Independent Director, succeeding Deepak M. Satwalekar.

The committee discussed the retirement of members of the Board as per statutory requirements. As a third of the members have to retire every year based on their date of appointment, Prof. Marti G. Subrahmanyam, N. R. Narayana Murthy, S. Gopalakrishnan, S. D. Shibulal and T. V. Mohandas Pai, will retire in the ensuing AGM. The committee considered their performance and recommended that the necessary resolutions for their re-appointment be considered by the shareholders. The committee also considered the re-appointment of T. V. Mohandas Pai and Srinath Batni as whole-time directors for a further period of five years commencing from May 27, 2010 and recommended that the necessary resolution be placed before the shareholders for their consideration.

During the year, the committee coordinated and oversaw the annual performance self-evaluation of the Board and of individual directors in the governance of the Company.

Sd/-
Prof. Jeffrey S. Lehman
Chairperson

Bangalore
April 12, 2010

4. Investor grievance committee

During the year, our investor grievance committee ('the committee') comprised three independent directors. They are:

- Rama Bijapurkar, *Chairperson*
- Dr. Omkar Goswami
- Claude Smadja

Effective April 13, 2010, the committee was reconstituted as follows:

- Dr. Omkar Goswami, *Chairperson*
- Deepak M. Satwalekar
- Prof. Marti G. Subrahmanyam

K. Parvatheesam, Company Secretary, is the Compliance Officer.

Investor grievance committee attendance during fiscal 2010

The committee has the mandate to review and redress shareholder grievances. Four investor grievance committee meetings were held during the year – on April 14, 2009; July 9, 2009; October 8, 2009 and January 12, 2010.

	No. of meetings	
	Held	Attended
Rama Bijapurkar	4	4
Dr. Omkar Goswami	4	3
Claude Smadja	4	4

Investor grievance committee report for the year ended March 31, 2010

The committee expresses satisfaction with the Company's performance in dealing with investor grievances and its share transfer system.

The details of complaints resolved during the financial year ended March 31, 2010 are as follows:

Nature of complaints	Received	Resolved	Closing
Dividend related	629	629	–

It has also been noted that the shareholding in dematerialized mode as on March 31, 2010 was 99.70%, the same as in the previous year.

Sd/-
Dr. Omkar Goswami
Chairperson

Bangalore
April 13, 2010

5. Risk management committee

During the year, our risk management committee ('the committee') comprised four independent directors. They are:

- David L. Boyles, *Chairperson*
- Sridar A. Iyengar
- Rama Bijapurkar
- Prof. Jeffrey S. Lehman

Effective April 13, 2010, the committee was reconstituted as follows:

- David L. Boyles, *Chairperson*
- Sridar A. Iyengar
- Dr. Omkar Goswami
- Prof. Jeffrey S. Lehman

The purpose of the committee of the Board of Directors ('the Board') shall be to assist the Board in fulfilling its corporate governance ideals in overseeing the responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and external environment risks. The committee has overall responsibility for monitoring and approving the risk policies and associated practices of the Company. The committee is also responsible for reviewing and approving risk disclosure statements in any public documents or disclosures.

Risk management committee attendance during fiscal 2010

The committee held four meetings during the year – on April 15, 2009; July 9, 2009; October 8, 2009 and January 11, 2010.

	No. of meetings	
	Held	Attended
David L. Boyles	4	4
Sridar A. Iyengar	4	4
Rama Bijapurkar	4	3
Prof. Jeffrey S. Lehman	4	4

The committee also held three conference calls on April 9, 2009, October 5, 2009 and on January 7, 2010.

Risk management committee report for the year ended March 31, 2010

The committee reviewed the Company's risk management activities on a quarterly basis. These included a review of the report on top risks including risk level, exposure, potential impact, trend line and progress of mitigation plans. Further, as per the scheduled annual calendar, the committee reviewed risk management practices in the areas of information security, business continuity management, physical security, project and account level risks, status of implementation of Enterprise Risk Management (ERM) at subsidiaries, contractual compliance tracking mechanisms and financial risks. The committee also reviewed the results of the annual risk survey.

While acknowledging the challenging business environment faced by the Company, the committee believes that the Infosys Risk Framework along with risk assessment, monitoring and reporting practices are adequate to minimize foreseeable material risks facing the Company and will strengthen the risk management practices in the Company. In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the risk management committee charter.

Sd/-

Bangalore
April 12, 2010

David L. Boyles
Chairperson

D. Management review and responsibility

Formal evaluation of officers

The compensation committee of the Board approves the compensation and benefits for all Executive Board Members as well as members of the Executive Council. Another committee, headed by the CEO, reviews, evaluates and decides the annual compensation of our officers from the level of Vice President, excluding members of the Executive Council. The compensation committee of the Board administers the 1998 and the 1999 Stock Option Plans.

Board interaction with clients, employees, institutional investors, the government and the press

The Chairman, the CEO and the COO, in consultation with the CFO, handle all interactions with investors, the media and various governments. The CEO and the COO manage most of the interactions with clients and employees.

Risk management

We have an integrated approach to managing risks inherent in various aspects of our business. More details are provided in the *Risk management report* section of the Annual Report.

Management's discussion and analysis

A detailed report on the Management's discussion and analysis is provided in the *Management's discussion and analysis* section of the Annual Report.

E. Shareholders

Disclosures regarding the appointment or re-appointment of directors

According to the Articles of Association, one-third of the directors retire by rotation and, if eligible, seek re-appointment at the Annual General Meeting of shareholders. As per Article 122 of the Articles of Association, N. R. Narayana Murthy, Prof. Marti G. Subrahmanyam, S. Gopalakrishnan, S. D. Shibulal and T. V. Mohandas Pai will retire in the ensuing Annual General Meeting. The Board has recommended the re-appointment of all the retiring directors. The detailed profiles of all these directors are provided in the *Notice convening the Annual General Meeting*.

Communication to the shareholders

We send quarterly reports to each shareholder via email. The report contains select financial data extracted from the audited financial statements under Indian GAAP and unaudited financial statements under IFRS. The quarterly report along with additional information is also posted on our website. Moreover, the quarterly / annual results and official news releases are generally published in The Economic Times, The Times of India, Business Standard, Business Line, Financial Express and Udayavani (a regional daily published from Bangalore). Quarterly and annual financial statements, along with segmental information, are posted on our website, www.infosys.com. Earnings calls with analysts and investors are broadcast live on the website and their transcripts are published on the website soon thereafter. Any specific presentations made to analysts and others are also posted on our website. The proceedings of the Annual General Meeting are webcast live for shareholders across the world. The video archives are also available on our website for reference.

Investor grievances and share transfer

We have a Board-level investor grievance committee to examine and redress shareholders' and investors' complaints. The status on complaints and share transfers is reported to the entire Board. The details of shares transferred and the nature of complaints are provided in the *Shareholder information* section of the Annual Report. For shares transferred in physical form, the Company provides adequate notice to the seller before registering the transfer of shares. The share transfer committee of the Company will meet as often as required to approve share transfers. For matters regarding shares transferred in physical form, share certificates, dividends and change of address, shareholders should communicate with Karvy Computershare Private Limited, our registrar and share transfer agent. Their address is given in the *Shareholder information* section of the Annual Report.

Share transactions in electronic form can be effected in a much simpler and faster manner. After confirmation of sale / purchase transaction from the broker, shareholders should approach the depository participant with a request to debit or credit the account for the transaction. The depository participant will immediately arrange to complete the transaction by updating the account. There is no need for separate communication to the Company to register the share transfer.

Details of non-compliance

There has been no instance of non-compliance with any legal requirements nor have there been any strictures imposed by any stock exchange, SEBI or SEC, on any matters relating to the capital market over the last three years.

Postal ballots

For the year ended March 31, 2010, there are no ordinary or special resolutions that need to be passed by our shareholders through a postal ballot.

Auditors' certificate on corporate governance

As required by Clause 49 of the Listing Agreement, the auditors' certificate is given in the *Annexure to the directors' report* section in the Annual Report.

CEO and CFO certification

As required by Clause 49 of the Listing Agreement, the CEO / CFO certification is provided in the *CEO and CFO certification* section of the Annual Report.

Code of Conduct

In compliance with Clause 49 of the Listing Agreement, the Company has adopted a Code of Ethics for Principal Executives and Senior Financial Officers. This Code is applicable to all the members of the Board, the Executive Council and senior financial officers. This Code is in addition to the Company's Code of Business Conduct, applicable to all the employees of the Company.

A copy of the said Code of Ethics for Principal Executives and Senior Financial Officers and the Code of Business Conduct is available on our website, www.infosys.com.

All the members of the Board and the Executive Council and senior financial officers have affirmed compliance to the Code of Ethics for Principal Executives and Senior Financial Officers and the Code of Business Conduct, as at March 31, 2010. A declaration to this effect signed by the CEO and Managing Director and the CFO is provided in the *CEO and CFO certification section* of the Annual Report.

We also leverage the internet in communicating with our investor base. We announce quarterly financial results within two weeks of the close of a quarter. After the announcement of the quarterly financial results, a business television channel in India telecasts a live discussion with our Management. This enables a large number of retail shareholders in India to understand our operations better. The announcement of quarterly results is followed by media briefings in several television channels, press conferences and earnings conference calls. The earnings calls are webcast live on the internet so that information is available to all at the same time. Further, transcripts of the earnings calls are posted on our website, www.infosys.com, within a week. Highlights of the results are also made available to mobile phone users in India through SMS and WAP. We have also voluntarily furnished eXtensible Business Reporting Language (XBRL) data to the SEC. We are participating in SEC's voluntary program for reporting financial information on EDGAR using XBRL and are one of the few companies in the world to adopt this standard. We adopted IFRS effective fiscal 2009 for our filings with SEC and consequently discontinued publishing financial statements as per U.S. GAAP.

General body meetings

The details of the last three Annual General Meetings and that of the extraordinary general meeting are as follows:

Financial year ended	Date and Time	Venue	Special resolution passed
March 31, 2007	June 22, 2007 at 3 p.m. IST	NIMHANS Convention Center, Hosur Road, Bangalore, India	Payment of remuneration in the form of commission to directors who are neither in the whole-time employment of the Company nor a managing director
March 31, 2008	June 14, 2008 at 3 p.m. IST	NIMHANS Convention Center, Hosur Road, Bangalore, India	None
March 31, 2009	June 20, 2009 at 3 p.m. IST	Christ University Auditorium, Hosur Road, Bangalore, India	None

Compliance with non-mandatory requirements of Clause 49 of the Listing Agreement

Clause 49 of the Listing Agreement mandates us to obtain a certificate from either the auditors or practicing company secretaries regarding compliance of conditions of corporate governance as stipulated in the Clause, and annex the certificate with the Directors' report, which is sent annually to all our shareholders. We have obtained a certificate to this effect and the same is given as an annexure to the Directors' report.

The Clause further states that the non-mandatory requirements may be implemented as per our discretion. However, the disclosures of compliance with mandatory requirements and adoption (and compliance) / non-adoption of the non-mandatory requirements shall be made in this section of the Annual Report. We comply with the following non-mandatory requirements:

The Board

Independent directors may have a tenure not exceeding, in the aggregate, a period of nine years on our Board.

None of the independent directors on our Board have served for a tenure exceeding nine years from the date when the new Clause 49 became effective.

Remuneration committee

We have instituted a compensation committee. A detailed note on compensation / remuneration committee is provided in the Annual Report.

Shareholders' rights

The Clause states that a half-yearly declaration of financial performance, including summary of the significant events in the last six months, may be sent to each shareholder.

We communicate with investors regularly through e-mail, telephone and face-to-face meetings either in investor conferences, company visits or on road shows.

Training of Board members

All new non-executive directors inducted into the Board are given an orientation. Presentations are made by various executive directors and senior management giving an overview of our operations to familiarize the new non-executive directors with the operations. The new non-executive directors are given orientation on our services, group structure and subsidiaries, our constitution, Board procedures and matters reserved for the Board, our major risks and risk management strategy.

The Board's policy is to have separate meetings regularly with independent directors to update them on all business-related issues and new initiatives. In such meetings, the executive directors and other members of the senior management share point of views and leadership thoughts on relevant issues.

We also facilitate the continual education requirements of our directors. Each director is entitled for a training fee of US $5,000 per annum. Independent directors are allowed to attend educational programs in the areas of board / corporate governance.

Mechanism for evaluating non-executive Board members

The Board evaluates the performance of non-executive / independent directors through a peer-evaluation process every year. Each external Board member has to present before the entire Board on how they have performed / added value to the Company. Every Board member evaluates each external Board member on a scale of 1 to 10 based on the performance indicators.

Independent directors have three key roles, namely, governance, control and guidance. Some of the performance indicators based on which the independent directors are evaluated include:

- Ability to contribute to and monitor our corporate governance practices

- Ability to contribute by introducing international best practices to address top-management issues
- Active participation in long-term strategic planning
- Commitment to the fulfillment of a director's obligations and fiduciary responsibilities. This includes participation and attendance.

Whistle-blower policy

We have established a mechanism for employees to report concerns about unethical behavior, actual or suspected fraud, or violation of our code of conduct or ethics policy. It also provides for adequate safeguards against victimization of employees who avail of the mechanism, and also allows direct access to the Chairperson of the audit committee in exceptional cases. We further affirm that no employee has been denied access to the audit committee.

F. Compliance with the corporate governance codes

Corporate Governance Voluntary Guidelines 2009

During the year, the Ministry of Corporate Affairs, Government of India, published the Corporate Governance Voluntary Guidelines 2009. These Guidelines have been published keeping in view the objective of encouraging the use of better practices through voluntary adoption, which not only serve as a benchmark for the corporate sector but also help them in achieving the highest standard of corporate governance. These guidelines provide corporate India a framework to govern themselves voluntarily as per the highest standards of ethical and responsible conduct of business. The Ministry hopes that adoption of these guidelines will also translate into a much higher level of stakeholders' confidence which is crucial to ensure the long-term sustainability and value generation by business. The guidelines broadly focuses on areas such as Board of Directors, responsibilities of the Board, audit committee functions, roles and responsibilities, appointment of auditors, Compliance with Secretarial Standards and a mechanism for whistle blower support. We substantially comply with the Corporate Governance Voluntary Guidelines.

Revised Clause 49 of the Listing Agreement

SEBI, with a view to improve corporate governance standards in India and to enhance the transparency and integrity of the market, constituted the Committee on Corporate Governance under the chairmanship of N. R. Narayana Murthy. The committee issued two sets of recommendations: the mandatory recommendations and the non-mandatory recommendations.

SEBI has incorporated the recommendations made by the Narayana Murthy Committee on Corporate Governance in Clause 49. A revised Clause 49 was made effective from January 1, 2006. We fully comply with the revised Clause 49 of the Listing Agreement.

Naresh Chandra Committee

Following instances of irregularities involving auditors in the U.S. and in India, the Government of India, by an order dated August 21, 2002, constituted a high-level committee under the chairmanship of Naresh Chandra to examine the auditor-company relationship and to regulate the role of auditors. Chapters 2, 3 and 4 of the Naresh Chandra Committee report are relevant to us. We comply with these recommendations.

Kumar Mangalam Birla Committee

SEBI appointed the Committee on Corporate Governance on May 7, 1999, under the chairmanship of Kumar Mangalam Birla, to promote and raise the standards of corporate governance. The SEBI Board adopted the recommendations of the committee on January 25, 2000. We comply with these recommendations.

Euroshareholders Corporate Governance Guidelines 2000

'Euroshareholders' is the confederation of European shareholders associations, constituted to represent the interests of individual shareholders in the European Union. The guidelines are based on the general principles of corporate governance issued by the Organization for Economic Co-operation and Development (OECD) in 1999, but are more specific and detailed. Subject to the statutory regulations in force in India, we comply with these recommendations.

Compliance with findings and recommendation of The Conference Board Commission on Public Trust and Private Enterprises in the U.S.

The Conference Board Commission on Public Trust and Private Enterprises was convened to address the circumstances which led to corporate irregularities and the subsequent decline of confidence in American capital markets. The Commission addressed three key areas – executive compensation, corporate governance, and audit and accounting issues, and issued its first set of findings and recommendations. We substantially comply with these recommendations.

OECD Principles of Corporate Governance

The governments of the 30 countries in the OECD have recently approved a revised version of the OECD's Principles of Corporate Governance adding new recommendations for good practice in corporate behavior with a view to rebuilding and maintaining public trust in companies and stock markets. We comply with these recommendations.

A detailed compliance report with the recommendations of various committees listed in this section is available on our website www.infosys.com.

United Nations Global Compact policy

Announced by the United Nations Secretary-General, Kofi Annan, at the World Economic Forum in Davos, Switzerland, in January 1999, and formally launched at the UN Headquarters in July 2000, the Global Compact policy calls on companies to embrace ten principles in the areas of human rights, labor standards and environment. The policy is a value-based platform designed to promote institutional learning. It utilizes the power of transparency and dialog to identify and disseminate good practices based on universal principles. The ten principles are drawn from the Universal Declaration of Human Rights, the International Labor Organization's Fundamental Principles on Rights at Work, and the Rio Principles on Environment and Development.

According to these principles, businesses should:

- Support and respect the protection of internationally proclaimed human rights
- Ensure that they are not complicit in human rights abuses
- Uphold the freedom of association and the effective recognition of the right to collective bargaining
- Support the elimination of all forms of forced and compulsory labor
- Support the effective abolition of child labor
- Eliminate discrimination with respect to employment and occupation
- Support a precautionary approach to environmental challenges
- Undertake initiatives to promote greater environmental responsibility
- Encourage the development and diffusion of environment friendly technologies
- Work against corruption in all its forms, including extortion and bribery

On August 27, 2001, we adopted the United Nations Global Compact policy and became a partner with the United Nations in this initiative. A strong sense of social responsibility is an integral part of our value system. We adhere to the principles of the United Nations Global Compact policy.

Source: www.unglobalcompact.org

Shareholder information

Corporate

Infosys was incorporated in Pune, in 1981, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when we became a public limited company. We made an initial public offering in February 1993 and were listed on stock exchanges in India in June 1993. Trading opened at Rs. 145 per share, compared to the IPO price of Rs. 95 per share. In October 1994, we made a private placement of 5,50,000 shares at Rs. 450 each to Foreign Institutional Investors (FIIs), Financial Institutions (FIs) and body corporate.

In March 1999, we issued 20,70,000 American Depositary Shares (ADSs) (equivalent to 10,35,000 equity shares of par value of Rs. 10/- each) at US $34 per ADS under the ADS Program and the same were listed on the NASDAQ National Market. All the above data is unadjusted for issue of stock split and bonus shares. In July 2003, June 2005 and November 2006, we successfully completed secondary ADR issues of US $294 million, US $1.1 billion and US $1.6 billion respectively.

The address of our registered office is Electronics City, Hosur Road, Bangalore 560 100, Karnataka, India.

Bonus issues and stock split

Fiscal	1986	1989	1991	1992	1994	1997	1999	2005	2007
Bonus	1:1	1:1	1:1	1:1	1:1	1:1	1:1	3:1	1:1

Note: In addition of shares, the Company split the stock in the ratio of 2 for 1 in fiscal 2000.

Dividend policy

The dividend policy is to distribute not more than 30% of the Profit After Tax (PAT) as dividend. This is based on standalone Indian GAAP numbers.

Unclaimed dividend

Section 205 of the Companies Act, 1956, mandates that companies transfer dividend that has been unclaimed for a period of seven years from the unpaid dividend account to the Investor Education and Protection Fund (IEPF). In accordance with the following schedule, the dividend for the years mentioned as follows, if unclaimed within a period of seven years, will be transferred to IEPF.

Year	Type of dividend	Dividend per share (Rs.)	Date of declaration	Due date for transfer	Amount (Rs.)(1)
2003	Final	14.50	Jun 14, 03	Jul 13, 10	8,45,930
2004	Interim	14.50	Oct 10, 03	Nov 9, 10	8,02,401
	Final(2)	115.00	Jun 12, 04	Jul 11, 11	30,36,345
2005	Interim	5.00	Oct 12, 04	Nov 11, 11	6,17,495
	Final	6.50	Jun 11, 05	Jul 10, 12	6,55,493
2006	Interim	6.50	Oct 11, 05	Nov 10, 12	5,49,614
	Final(3)	38.50	Jun 10, 06	Jul 9, 13	21,20,965
2007	Interim	5.00	Oct 11, 06	Nov 10, 13	8,60,245
	Final	6.50	Jun 22, 07	Jul 21, 14	10,84,359
2008	Interim	6.00	Oct 11, 07	Nov 10, 14	13,92,288
	Final(4)	27.25	Jun 14, 08	Jul 13, 15	36,37,388
2009	Interim	10.00	Oct 11, 08	Nov 10, 15	25,07,530
	Final	13.50	June 20, 09	Jul 25, 16	24,69,076
2010	Interim	10.00	Oct 09, 10	Nov 14, 16	22,78,660

(1) *Amount unclaimed as at March 31, 2010.*
(2) *Includes one-time special dividend of Rs. 100/- per share.*
(3) *Includes silver jubilee special dividend of Rs. 30/- per share.*
(4) *Includes special dividend of Rs. 20/- per share.*

The Company is sending periodic communication to the concerned shareholders, advising them to lodge their claims with respect to unclaimed dividend. Shareholders are cautioned that once unclaimed dividend is transferred to IEPF, no claim shall lie in respect thereof with the Company.

Dividend remitted to IEPF during the last three years

in Rs.

Fiscal	Amount
2010	6,60,204
2009	6,49,767
2008	8,16,489

Investor services

Tentative calendar

Quarter ending	Earnings release	Quiet period
Jun 30, 2010	Jul 13, 2010	Jun 16 to Jul 15, 2010
Sep 30, 2010	Oct 15, 2010	Sep 16 to Oct 17, 2010
Dec 31, 2010	Jan 13, 2011	Dec 16, 2010 to Jan 15, 2011
Mar 31, 2011	Apr 15, 2011	Mar 16 to Apr 17, 2011

Annual General Meeting

Date and time	June 12, 2010, Saturday, 3 p.m. IST
Venue	The Christ University Auditorium, Hosur Road, Bangalore 560 029
Book closure dates	May 29, 2010 to June 12, 2010 (both days inclusive)
Dividend payment date	On or after June 12, 2010 (within the statutory time limit of 30 days), subject to shareholders' approval

Investor awareness

At Infosys, maintaining the highest standards of corporate governance is not a matter of mere form, but of substance. In continuation of our efforts in that direction, we have provided a synopsis of some of your rights and responsibilities as a shareholder on our website, www.infosys.com. We encourage you to visit our website and read the document. We hope that the document will give you appropriate guidance, though in brief, on any questions regarding your rights as a shareholder.

Dematerialization of shares and liquidity

Infosys shares are tradable compulsorily in electronic form and, through Karvy Computershare Private Limited, Registrars and Share Transfer Agents, we have established connectivity with both the depositories, that is, National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL). The International Securities Identification Number (ISIN) allotted to our shares under the Depository System is INE009A01021.

As at March 31, 2010, 99.70% of our shares were held in dematerialized form and the rest in physical form.

We were the first company in India to pay a one-time custodial fee of Rs. 44.43 lakh to NSDL. Consequently, our shareholders do not have to pay depository participants, the custodial fee charged by NSDL on their holding.

Shares held in demat and physical mode as at March 31, 2010 are as follows:

Category	Number of shareholders	Number of shares	% to total equity
Demat mode			
NSDL	3,08,588	56,71,61,055	98.83
CDSL	72,540	49,66,107	0.87
Total	3,81,128	57,21,27,162	99.70
Physical mode	588	16,98,030	0.30
Grand total	3,81,716	57,38,25,192	100.00

To enable us to serve our investors better, we request shareholders whose shares are in physical mode to dematerialize shares and to update their bank accounts with the respective depository participants.

Secretarial Audit

A qualified practicing Company Secretary has carried out secretarial audit every quarter to reconcile the total admitted capital with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) and the total issued and listed capital. The audit confirms that the total issued / paid up capital is in agreement with the aggregate total number of shares in physical form and the total number of dematerialized shares held with NSDL and CDSL.

Investor complaints

Nature of complaints	Received		Attended	
	2010	2009	2010	2009
Dividend / Bonus related	629	743	629	743

We attended to most of the investors' grievances / correspondences within a period of 10 days from the date of receipt of such grievances. The exceptions have been for cases constrained by disputes or legal impediments.

Designated e-mail address for investor services

In terms of Clause 47(f) of the Listing Agreement, the designated e-mail address for investor complaints is investors@infosys.com

Legal proceedings

There are certain pending cases related to disputes over title to shares in which we had been made a party. However, these cases are not material in nature.

Shareholders holding more than 1% of the shares

The details of shareholders (non-founders) holding more than 1% of the equity as at March 31, 2010 are as follows:

Name of the shareholder	No. of Shares	%
Life Insurance Corporation of India(1)	2,11,95,114	3.69
Abu Dhabi Investment Authority(2)	97,27,685	1.70
Franklin Templeton Investment Funds(2)	88,36,664	1.54
Oppenheimer Developing Market Fund(2)	81,27,421	1.42
Government of Singapore(2)	63,75,416	1.11
Bajaj Alliance Life Insurance Company Limited(3)	61,08,405	1.06
ICICI Prudential Life Insurance Company(3)	57,88,206	1.01

(1) *Financial Institution*
(2) *Foreign Institutional Investor*
(3) *Body corporate*

Distribution of shareholding as at March 31, 2010

Range of equity shares held	No. of shareholders	%	No. of shares	%
1	13,186	3.45	13,186	0.00
2-10	1,49,742	39.23	10,12,105	0.18
11-50	1,41,445	37.06	38,42,918	0.67
51-100	33,756	8.84	26,73,668	0.47
101-200	16,625	4.36	25,44,754	0.44
201-500	10,543	2.75	35,17,509	0.61
501-1,000	6,245	1.64	46,63,403	0.80
1,001-5,000	6,465	1.69	1,52,56,168	2.66
5,001-10,000	1,513	0.40	1,08,30,515	1.89
10,001 and above	2,195	0.58	42,25,95,019	73.65
Total	3,81,715	100.00	46,69,49,245	81.37
Equity shares underlining ADS	1	–	10,68,75,947	18.63
Total	3,81,716	100.00	57,38,25,192	100.00

Share transfers in physical form

Shares sent for physical transfer are effected after giving a 15-day notice to the seller for confirmation of the sale. Our share transfer committee meets as often as required. The total number of shares transferred in physical form during the year was 60 as against 1,671 for the previous year.

Listing on stock exchanges

Codes	India		Global
	NSE	BSE	NASDAQ
Exchange	INFOSYSTCH	500209	INFY
Reuters	INFY.NS	INFY.BO	INFY.O
Bloomberg	NINFO IN	INFO IN	–

The listing fees for fiscal 2011 have been paid for all the above stock exchanges.

Stock market data relating to shares listed in India

Our market capitalization is included in the computation of the BSE-30 Sensitive Index (Sensex), the BSE Dollex, S&P CNX NIFTY Index and NASDAQ-100 Index. The monthly high and low quotations, as well as the volume of shares traded at the BSE, the NSE and NASDAQ for the current year are provided in the following page.

Shareholding pattern

Category	March 31, 2010			March 31, 2009		
	Shareholders (no.)	Voting strength (%)	Number of shares held	Shareholders (no.)	Voting strength (%)	Number of shares held
Founders holding						
Indian founders	19	16.05	9,20,84,978	19	16.49	9,44,84,978
Total founders holding (A)	19	16.05	9,20,84,978	19	16.49	9,44,84,978
Public shareholding						
Institutional investors						
Mutual funds	266	4.02	2,30,90,168	254	3.58	2,05,19,719
Banks, financial institutions and insurance companies	55	3.90	2,24,10,708	63	4.16	2,38,01,421
Foreign institutional investors	892	36.36	20,86,37,229	817	34.85	19,96,64,124
Others						
Private corporate bodies	3,223	5.40	3,09,81,305	3,520	3.51	2,00,85,568
Indian public	3,70,644	14.33	8,22,20,794	4,84,412	16.89	9,67,35,467
NRIs / OCBs / Foreign nationals	6,571	0.81	46,58,086	7,776	0.89	51,05,579
Trusts	45	0.50	28,65,977	45	0.50	28,45,557
Total public shareholding (B)	3,81,696	65.32	37,48,64,267	4,96,887	64.38	36,87,57,435
Equity shares underlying ADS (C)	1	18.63	10,68,75,947	1	19.13	10,95,87,630
Total (A + B + C)	3,81,716	100.00	57,38,25,192	4,96,907	100.00	57,28,30,043

Stock market data – Exchanges in India

	BSE			NSE			Total Volume
	High (Rs.)	Low (Rs.)	Volume (No.)	High (Rs.)	Low (Rs.)	Volume (No.)	(BSE & NSE) (No.)
2009							
April	1,507.30	1,341.30	42,60,975	1,509.25	1,345.20	3,53,52,910	3,96,13,885
May	1,769.85	1,507.95	43,27,592	1,800.10	1,502.40	3,73,51,038	4,16,78,630
June	1,826.75	1,627.00	37,10,348	1,827.10	1,629.90	3,54,52,386	3,91,62,734
July	2,063.90	1,676.75	57,61,512	2,064.35	1,677.55	3,89,63,214	4,47,24,726
August	2,189.75	1,950.70	29,48,591	2,191.80	1,951.50	2,49,93,760	2,79,42,351
September	2,405.60	2,142.65	27,21,144	2,410.15	2,144.90	2,84,28,490	3,11,49,634
October	2,325.75	2,165.45	35,39,414	2,336.75	2,177.60	3,06,62,825	3,42,02,239
November	2,433.60	2,139.35	46,84,006	2,438.55	2,143.05	1,88,65,100	2,35,49,106
December	2,605.25	2,376.70	28,05,888	2,601.10	2,376.95	2,02,15,633	2,30,21,521
2010							
January	2,689.10	2,464.45	34,49,619	2,689.75	2,464.20	2,36,90,547	2,71,40,166
February	2,612.45	2,352.20	19,56,077	2,617.35	2,352.70	1,84,38,825	2,03,94,902
March	2,805.60	2,615.10	21,73,459	2,813.95	2,615.95	2,16,05,944	2,37,79,403
Total	2,805.60[(1)]	1,341.30[(1)]	4,23,38,625	2,813.95[(1)]	1,345.20[(1)]	33,40,20,672	37,63,59,297
Volume traded / average	FY 2010		9			72	81
outstanding shares (%)	FY 2009		18			100	118
	FY 2008		16			84	100

Note: The number of shares outstanding is 46,69,49,245. American Depositary Shares (ADSs) have been excluded for the purpose of this calculation.
(1) Represents yearly high and yearly low of equity shares.

Stock market data – NASDAQ

	High ($)	Low ($)	High (Rs.)	Low (Rs.)	Volume
2009					
April	30.81	26.81	1,541.42	1,341.30	6,65,80,216
May	34.90	30.36	1,644.48	1,430.56	5,62,23,722
June	37.66	34.84	1,804.29	1,669.18	5,13,57,917
July	43.03	34.29	2,062.86	1,643.86	6,68,71,231
August	44.95	40.59	2,194.91	1,982.01	4,24,04,044
September	49.29	43.13	2,371.34	2,074.98	3,98,54,907
October	49.59	46.00	2,329.24	2,160.62	5,07,97,917
November	52.64	46.38	2,448.81	2,157.59	3,07,87,947
December	55.99	51.65	2,605.21	2,403.27	2,97,48,220
2010					
January	58.75	51.91	2,712.49	2,396.68	3,52,31,015
February	56.90	50.69	2,622.52	2,336.30	3,16,62,659
March	62.32	58.19	2,798.17	2,612.73	3,31,19,326
Total	62.32[(1)]	26.81[(1)]	2,798.17[(1)]	1,341.30[(1)]	53,46,39,121

Note: 1 ADS = 1 equity share. U.S. Dollar has been converted into Indian Rupees at the monthly closing rates. The number of ADSs outstanding as at March 31, 2010 was 10,68,75,947. The percentage of volume traded to the total float was 500.24% as against 747.57% in the previous year.
(1) Represents yearly high and yearly low of ADSs

Infosys share price versus the BSE Sensex



250
200
150
100
50
Infosys
Sensex
Apr 09
May 09
Jun 09
Jul 09
Aug 09
Sep 09
Oct 09
Nov 09
Dec 09
Jan 10
Feb 10
Mar 10

Base 100 = April 1, 2009

ADS premium compared to price quoted on BSE



(Rs.)
3,000
2,500
2,000
1,500
1,000
500
0
4.00
2.00
0
(2.00)
(4.00)
(6.00)
(8.00)
Apr 09 May 09 Jun 09 Jul 09 Aug 09 Sep 09 Oct 09 Nov 09 Dec 09 Jan 10 Feb 10 Mar 10
ADR 1,541 1,644 1,804 2,063 2,195 2,371 2,329 2,449 2,605 2,712 2,623 2,798
Equity Shares 1,507 1,770 1,827 2,064 2,190 2,406 2,326 2,434 2,605 2,689 2,612 2,806
Premium 2.26 (7.08) (1.23) (0.05) 0.22 (1.44) 0.14 0.61 0.01 0.87 0.40 (0.28)

Based on monthly high prices

Outstanding ADSs

Our ADSs as evidenced by American Depositary Receipts (ADRs) are traded in the U.S. on the NASDAQ Global Select Market under the ticker symbol 'INFY'. Each equity share is represented by one ADS. The ADRs evidencing ADSs began trading on NASDAQ from March 11, 1999, when they were issued by the Depository Deutsche Bank Trust Company Americas (the Depository), pursuant to the Deposit Agreement. As at March 31, 2010, there were 35,565 record holders of ADRs evidencing 10,68,75,947 ADSs (1 ADS = 1 equity share).

Share price chart



Relative Index
2,50,100
2,25,100
2,00,100
1,75,100
1,50,100
1,25,100
1,00,100
75,100
50,100
25,100
100
Jun
Mar
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Infosys
BSE Index

Notes: Adjusted for bonus issues and stock split.
Base 100 = June 1993.
Historical stock price performance should not be considered indicative of potential future stock price performance.

Investor contacts

For queries relating to financial statements

V. Balakrishnan
Chief Financial Officer
Tel.: 91 80 2852 0440, Fax: 91 80 2852 0754
E-mail: balakv@infosys.com

For queries relating to shares / dividend / compliance

K. Parvatheesam
Company Secretary and Compliance Officer
Tel.: 91 80 4116 7750, Fax: 91 80 2852 0754
E-mail: parvatheesam_k@infosys.com

Investor correspondence in India

Shekar Narayanan
Senior Manager – Investor Relations
Tel.: 91 80 4116 7744, Fax: 91 80 2852 0754
E-mail: shekarn@infosys.com

Investor correspondence in the U.S.

Sandeep Mahindroo
Senior Manager – Investor Relations
Tel.: 1 646 254 3133, Fax: 1 646 254 3101
E-mail: sandeep_mahindroo@infosys.com

Registrar and share transfer agents

Karvy Computershare Private Limited
Registrars and Share Transfer Agents
Plot No. 17 to 24, Near Image Hospital
Vittalrao Nagar, Madhapur
Hyderabad 500 081, India
Tel.: 91 40 2343 1595, Fax: 91 40 2342 0814
E-mail: shobha@karvy.com

Depository bank (ADS)

United States

Deutsche Bank Trust Company Americas
Trust & Securities Services
60 Wall Street, 27th Floor
MS# NYC60-2727
New York, NY 10005, USA
Tel.: 1 212 250 1905, Fax: 1 212 797 0327

India

Deutsche Bank A. G.
Trust & Securities Services
222, Dr. D. N. Road, Kodak Houses
First Floor, Fort, Mumbai 400 001, India
Tel.: 91 22 6658 4380 – 89, Fax: 91 22 2207 9614

Custodian in India (ADS)

ICICI Bank Limited
Securities Market Services
Empire Complex, F7 / E7 First Floor
Senapati Bapat Marg, Lower Parel
Mumbai 400 013, India
Tel.: 91 22 5667 2030 / 2026, Fax: 91 22 5667 2740 / 2779

Addresses of regulatory authority / stock exchanges

In India

Securities and Exchange Board of India
Plot No. C4-A, G Block, Bandra Kurla Complex
Bandra (East)
Mumbai 400 051
Tel.: 91 22 2644 9000 / 4045 9000
Fax: 91 22 2644 9016 – 20 / 4045 9016 – 20

National Stock Exchange of India Limited
Exchange Plaza, Bandra Kurla Complex
Bandra (East)
Mumbai 400 051
Tel.: 91 22 2659 8100, Fax: 91 22 2659 8120

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Mumbai 400 001
Tel.: 91 22 2272 1233, Fax: 91 22 2272 1919

Outside India

The NASDAQ Stock Market
One Liberty Plaza
165 Broadway
New York, NY 10006
Tel.: 212 401 8700

Depository for equity shares in India

National Securities Depository Limited
Trade World, A Wing, 4th Floor
Kamala Mills Compound
Senapathi Bapat Marg, Lower Parel
Mumbai 400 013
Tel.: 91 22 2499 4200, Fax: 91 22 2497 6351

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers, 16th Floor
Dalal Street
Mumbai 400 001
Tel.: 91 22 2272 3333, Fax: 91 22 2272 3199 / 2272 2072

Global presence

Asia Pacific

Hong Kong
2 Exchange Square
8/F, 8 Connaught Place
Central, Hong Kong
Tel.: 852 2297 2231
Fax: 852 2297 0066

Japan
Izumi Garden Wing 2F
1-6-3, Roppongi, Minato-ku
Tokyo 106 0032
Tel.: 81 3 5545 3251
Fax: 81 3 5545 3252

Malaysia
Level 7, Menara Milennium
Jalan Damanlela
Pusat Bandar Damansara
Damansara Heights, 50490
Kuala Lumpur
Tel.: 60 3 2084 9114
Fax: 60 3 2094 9940

Mauritius
4th Floor, B Wing
Ebène Cyber Towers
Reduit, Mauritius
Tel.: 230 401 9200
Fax: 230 464 1318

Singapore
Centennial Tower
Level 34, Unit 06
3 Temasek Ave.
Singapore 039190
Tel.: 65 6549 7788
Fax: 65 6549 7789

United Arab Emirates

Dubai
506, Liberty House, DIFC
P. O. Box 506846
Dubai
Tel.: 971 4 508 0200
Fax: 971 4 508 0225

Sharjah
Z3 Office 11, SAIF Zone
P. O. Box 8230, Sharjah
Tel.: 971 6 557 1068
Fax: 971 6 557 3768

Europe

Belgium
Regus Park Atrium
11, Rue des Colonies /
Kolonienstraat
B 1000 Brussels
Tel.: 32 2 517 62 30
Fax: 32 2 517 67 00

Czech Republic
Regus Business Center
Prague Stock Exchange
Rybna Street 682 / 14
11005 Prague 1
Tel.: 420 222 191 387
Fax: 420 222 191 700

Denmark
Regus Copenhagen
Larsbjoernsstraede 3
1454 Copenhagen
Tel.: 45 33 3772 94
Fax: 45 33 3243 70

Finland
Regus Mannerheimintie 12 B
00100 Helsinki
Tel.: 358 925 166 239
Fax: 358 925 166 100

France

Paris
Tour Opus 12, 4th Floor
77 Esplanade du Général
de Gaulle
92 914 Paris La Defense 9
Tel.: 33 1 56 39 12 00
Fax: 33 1 56 39 12 01

Toulouse
7, Avenue Didier Daurat
2nd Floor, Blagnac
31700 Toulouse
Tel.: 33 5 34 50 92 77
Fax: 33 5 34 50 91 90

Germany

Frankfurt
Topas 1
Mergenthalerallee 77
65760 Eschborn / Frankfurt
Tel.: 49 6196 9694 0
Fax: 49 6196 9694 200

Stuttgart
Liebknechtstrasse 33
D 70565 Stuttgart
Tel.: 49 711 7811 570
Fax: 49 711 7811 571

Walldorf
Partner Port
Altrottstr. 31, 69190 Walldorf
Tel.: 49 6227 73 4350
Fax: 49 6227 73 4359

Ireland
Regus Prembroke House
30 Pembroke Street Upper
Dublin 2
Tel.: 353 1 234 2470
Fax: 353 1 234 2575

Italy
Via Torino 2
20123 Milano
Tel.: 39 02 7254 6456
Fax: 39 02 7254 6400

Norway
Regus Business Center
Ibsen AS
C. J. Hambrosplass 2C
1st Floor, Oslo 0164
Tel.: 47 22 99 60 42
Fax: 47 22 99 60 10

Russia
4/430, 4.Lesnoy Pereulok,
Moscow 125047
Tel.: 7 495 642 8710
Fax: 7 495 225 8500

Spain
Regus – CUZCO IV
Paseo de la Castellana 141-8
28046, Madrid
Tel.: 34 91 503 0644
Fax: 34 91 503 0530

Sweden
Stureplan 4C, 4tr
114 35, Stockholm
Tel.: 46 8 463 1112
Fax: 46 8 463 1114

Switzerland

Geneva
18, Avenue Louis-Casai
1209 Geneva
Tel.: 41 22 747 7894
Fax: 41 22 747 7900

Zurich
3rd Floor, Badenerstrasse 530
8048 Zurich
Tel.: 41 43 817 4170
Fax: 41 43 817 4150

The Netherlands
World Trade Center
H-Tower, 23rd Floor
Zuidplein 190
1077 XV Amsterdam
Tel.: 31 20 796 5500
Fax: 31 20 796 5501

United Kingdom

Aberdeen
Regus Center
1, Berry Street
Aberdeen AB25 1HF
Tel.: 44 1224 843754
Fax: 44 1224 841301

London
14th and 15th Floor
10 Upper Bank Street
Canary Wharf
London E 14 5NP
Tel.: 44 20 7715 3300
Fax: 44 20 7715 3301

Milton Keynes
MWB Business Exchange
Centers, Exchange House
494 Midsummer Boulevard
Central Milton Keynes
MK9 2EA
Tel.: 44 190 825 5500
Fax: 44 190 825 5700

Swindon
Part First Floor
Wakefield House
Aspect Park, Pipers Way
Swindon SN 31RE
Tel.: 44 179 352 8766
Fax: 44 179 352 3714

India

Bangalore
Electronics City, Hosur Road
Bangalore 560 100
Tel.: 91 80 2852 0261
Fax: 91 80 2852 0362

Infosys – Center Point
Offshore Development Center
Plot No. 26A
Electronics City, Hosur Road
Bangalore 560 100
Tel.: 91 80 2852 0261
Fax: 91 80 2852 0362

Reddy Building
K 310, 1st Main
5th Block, Koramangala
Bangalore 560 095
Tel.: 91 80 2553 2591
Fax: 91 80 2553 0391

Salarpuria Infozone
3rd and 4th Floor
Wing A, No. 39 (P),
No. 41 (P) and No. 42 (P)
Electronics City, Hosur Road
Bangalore 560 100
Tel.: 91 80 2852 0261
Fax: 91 80 2852 0362

Bhubaneswar
Plot No. E / 4, Info City
Bhubaneswar 751 024
Tel.: 91 674 232 0032
Fax: 91 674 232 0100

Chandigarh
Block A and B, Ground Floor
DLF Building, Plot No. 2
Rajiv Gandhi Technology Park
Kishangarh
Chandigarh 160 101
Tel.: 91 172 502 1100
Fax: 91 172 504 6222

Plot No. 1
Rajiv Gandhi Technology Park
Kishangarh
Chandigarh 160 101
Tel.: 91 172 503 8000
Fax: 91 172 504 6860

Chennai
138 Old Mahabalipuram Road
Sholinganallur
Chennai 600 119
Tel.: 91 44 2450 9530
Fax: 91 44 2450 0390

Mahindra Industrial Park
TP 1/1, Central Avenue
Techno Park SEZ
Mahindra World City
Natham Sub Post, Chengelpet
Kancheepuram District
Chennai 603 002
Tel.: 91 44 4741 1111
Fax: 91 44 4741 5151

Hyderabad
Survey No. 210
Manikonda Village
Lingampally
Rangareddy (Dist.)
Hyderabad 500 032
Tel.: 91 40 6642 0000
Fax: 91 40 2300 5223

Mangalore
Kuloor Ferry Road, Kottara
Mangalore 575 006
Tel.: 91 824 245 1485
Fax: 91 824 245 1504

IT and ITeS SEZ
Kamblapadavu
Kurnad Post, Pajeeru Village
Bantwal Taluk 574 153
Dakshina Kannada (Dist.)
Tel.: 91 824 228 4492
Fax: 91 824 228 4491

Mumbai
85, 'C', Mittal Towers
8th Floor, Nariman Point
Mumbai 400 021
Tel.: 91 22 2284 6490
Fax: 91 22 2284 6489

Mysore
No. 350, Hebbal
Electronics City
Mysore 570 018
Tel.: 91 821 240 4101
Fax: 91 821 240 4200

New Delhi
K30, Green Park Main
Behind Green Park Market
New Delhi 110 016
Tel.: 91 11 2651 4829
Fax: 91 11 2685 3366

Pune
Plot No. 1, Rajiv Gandhi
Infotech Park, Hinjawadi,
Taluka Mulshi, Pune 411 057
Tel.: 91 20 2293 2800
Fax: 91 20 2293 2832

Plot No. 24
Rajiv Gandhi Infotech Park
Phase II, Village Maan
Taluka Mulshi, Pune 411 057
Tel.: 91 20 3982 7000
Fax: 91 20 3982 8000

Plot No. 24 / 3
Rajiv Gandhi Infotech Park
Phase II, Village Maan
Taluka Mulshi, Pune 411 057
Tel.: 91 20 3982 7000
Fax: 91 20 3982 8000

Thiruvananthapuram
3rd Floor, Bhavani Technopark
Thiruvananthapuram 695 581
Tel.: 91 471 398 2222
Fax: 91 471 270 0889

Plot No. 1, Technopark
Campus II, Attipara Village
Thiruvananthapuram 695 581
Tel.: 91 471 398 2222
Fax: 91 471 270 0889

North America

Canada

Calgary
Suite 1000, 888-3rd Street SW
Bankers Hall,West Tower
Calgary, AB T2P 5C5
Tel.: 1 403 444 6896
Fax: 1 403 444 6699

Toronto
5140 Yonge Street
Suite 1400 Toronto
Ontario, M2N 6L7
Tel.: 1 416 224 7400
Fax: 1 416 224 7449

United States

Atlanta
400 Galleria Parkway
Suite 1490, Atlanta
GA 30339
Tel.: 1 770 799 1860
Fax: 1 770 799 1861

Bellevue
3326 160th Avenue SE
Suite 300, Bellevue
WA 98008
Tel.: 1 425 256 6200
Fax: 1 425 256 6201

Bentonville
2700 SE 'S' Street, Suite 200
Bentonville, AR 72712
Tel.: 1 479 271 4600
Fax: 1 479 271 4601

Bridgewater
400 Crossing Boulevard
Suite 101, Bridgewater
NJ 08807
Tel.: 1 908 450 8200
Fax: 1 908 450 8201

Charlotte
13777 Ballantyne Corporate PL
Suite 250, Charlotte, NC 28277
Tel.: 1 704 972 0320
Fax: 1 704 972 0311

Global presence

North America (contd.)

Fremont
6607 Kaiser Drive
Fremont, CA 94555
Tel.: 1 510 742 3000
Fax: 1 510 742 3090

Hartford
95 Glastonbury Blvd
Glastonbury, CT 06033
Tel.: 1 860 494 4139
Fax: 1 860 494 4140

Houston
14800 St. Mary's Lane
Suite 160, Houston
TX 77079
Tel.: 1 281 493 8698
Fax: 1 281 493 8601

Lake Forest
One Spectrum Pointe
Suite 350, Lake Forest
CA 92630
Tel.: 1 949 206 8400
Fax: 1 949 206 8499

Lisle
2300 Cabot Drive
Suite 250, Lisle
IL 60532
Tel.: 1 630 482 5000
Fax: 1 630 505 9144

Minneapolis
80 South, 8th Street
Suite 900
Minneapolis, MN 55402
Tel.: 1 612 349 5258
Fax: 1 510 248 2022

New York
630 Fifth Avenue
Suite 1600, Rockefeller Center
New York, NY 10111
Tel.: 1 646 254 3100
Fax: 1 646 254 3101

Phoenix
10835 N 25th Avenue
Suite 200, Phoenix
AZ 85029
Tel.: 1 480 655 3598
Fax: 1 480 655 3501

Plano
6100, Tennyson Parkway
Suite 200, Plano
TX 75024
Tel.: 1 469 229 9400
Fax: 1 469 229 9598

Quincy
Two Adams Place
Quincy, MA 02169
Tel.: 1 781 356 3100
Fax: 1 781 356 3150

Reston
12021 Sunset Hills Road
Suite 340, Reston
VA 20190
Tel.: 1 703 234 3798
Fax: 1 703 234 3701

Southfield
3000 Town Center
Suite 2850
Southfield, MI 48075
Tel.: 1 248 603 4300
Fax: 1 248 208 3315

Subsidiaries of Infosys Technologies Limited

Infosys Technologies (Australia) Pty Limited

Brisbane
Level 12, 259 Queen Street
Brisbane QLD 4000
Tel.: 61 7 3231 9800
Fax: 61 7 3231 9899

Melbourne
Level 4 and 5, 818
Bourke Street
Docklands VIC 3008
P. O. Box 528
Collins Street West
Melbourne VIC 8007
Tel.: 61 3 9860 2000
Fax: 61 3 9860 2999

Perth
Level 18, 152-158 St Georges
Terrace, Perth WA 6000
Tel.: 61 8 9288 1750
Fax: 61 8 9288 1753

Sydney
Level 3, 77 Pacific Highway
P. O. Box 1885
North Sydney NSW 2060
Tel.: 61 2 8912 1500
Fax: 61 2 8912 1555

New Zealand

Level 16, Vodafone on the Quay
157 Lambton Quay
Wellington 6011
Tel.: 64 4 462 6820
Fax: 64 4 462 6868

Infosys Technologia DO Brasil LTDA

Brazil
220 - R Da Paisagem
Edif: Lumiere, Andar: 5 E 6
Vila Da Serra, Nova Lima
MG - 4.000-000
Tel.: 55 31 33068900
Fax: 55 31 33068901

Infosys Technologies (China) Co. Limited

Hangzhou
18F Huarong Times Mansion
3880 Jiangnan Avenue
Binjiang District
Tel.: 86 571 28992690
Fax: 86 571 28992690

Bldg A2, No. 301 Binxing Road
Binjiang District
Hangzhou 310052
Tel.: 86 571 87930030
Fax: 86 571 87930001

Shanghai
Bldg. No. 24 and 25
Shanghai Pudong
Software Park
498 Guoshoujing Road
Pudong New Area
Shanghai 201203
Tel.: 86 21 5027 1588
Fax: 86 21 5080 2927

Bldg. 18, Capital of Leaders
1387 Zhang Dong Road
Zhang Jiang Hi-Technology
Park
Pudong New Area
Shanghai 201203
Tel.: 86 21 6105 5500
Fax: 86 21 6105 5501

Infosys Technologies S. de R L. de C. V.

Mexico
Ave. Acueducto No. 2610
4piso Col. Del Paseo
Residencial
Monterrey, N. L. C. P. 64920
Tel.: 521 81 1253 8400
Fax: 521 81 1253 8401

Corporativo Santa Maria
Boulevard Diaz
Ordaz Numero 130
Monterrey, Mexico CP 64650
Tel.: 521 81 8850 9300
Fax: 521 81 8850 9301

Infosys Consulting Inc

North America
6100, Tennyson Parkway
Suite 200, Plano, TX 75024
Tel.: 1 469 229 9400
Fax: 1 469 229 9598

United Kingdom
14th and 15th Floor
10 Upper Bank Street
Canary Wharf
London E 14 5NP
Tel.: 44 20 7715 3300
Fax: 44 20 7715 3301

Subsidiary of Infosys Consulting Inc

Infosys Consulting India Limited
Plot No.26-A, Ground Floor
Electronic City, Hosur Road,
Bangalore 560 100
Tel: 91 80 6688 1144
Fax: 91 80 6688 2140

Infosys Technologies (Sweden) AB

Stureplan 4C, 4tr
114 35, Stockholm
Tel.: 46 8 463 1112
Fax: 46 8 463 1114

Infosys BPO Limited

Australia - Melbourne
Level 5, 818, Bourke Street
Docklands VIC 3008
P. O. Box 528
Collins Street West
Melbourne VIC 8007
Tel.: 61 3 9860 2000
Fax: 61 3 9860 2999

Canada - Toronto
5140, Yonge Street
Suite 1400
Toronto ON M2N 6L7
Tel.: 416 224 7400
Fax: 416 224 7449

India - Bangalore
Electronics City, Hosur Road
Bangalore 560 100
Tel.: 91 80 2852 2405
Fax: 91 80 2852 2411

Pavithra Complex, No. 1
27th Main, 2nd Cross
1st Stage, BTM Layout
Bangalore 560 068
Tel.: 91 80 3021 3600
Fax: 91 80 4171 4808

Salarpuria Infozone
Wing A, No. 39 (P)
41 (P) and 42 (P)
Electronic City, Hosur Road
Bangalore 560100
Tel.: 91 80 4067 0035
Fax: 91 80 4067 0034

27, SJR Towers
Bannerghatta Road
J. P. Nagar, III Phase
Bangalore 560 078
Tel.: 91 80 5103 2000
Fax: 91 80 2658 8676

India - Chennai
Temple Steps 6th and 7th Floor
No. 184, Annasalai Saidapet
Chennai 600 015
Tel.: 91 44 6600 7000
Fax: 91 44 6600 7005

India - Gurgaon
The Presidency, 351/2
Mehrauli Gurgaon Road
Gurgaon 122 001
Tel.: 91 124 4267 747
Fax: 91 124 3922 103

7th floor Tower A, B and C
Building No. 6
DLF Cyber City
Developer Limited
Special Economic Zone
Sector 24 and 25 DLF PH-3
Gurgaon
Tel.: 91 124 4583 700
Fax: 91 124 4583 701

India - Jaipur
Plot No. E-142-143
Sitapura Industrial Area
Jaipur 302022
Tel.: 91 141 2771 325
Fax: 91 141 2771 325

IT-A-001
Mahindra World City
Special Economic Zone
Village Kalwara
Tahsil Sanganer
Jaipur 302029
Tel.: 91 141 3956 000
Fax: 91 141 3956 100

India - Pune
Plot No. 1, Building No. 4
Pune Infotech Park
Hinjawadi, Taluka Mulshi
Pune 411 057
Tel.: 91 20 2293 2900
Fax: 91 20 2293 4540

Plot No. 24
Rajiv Gandhi Infotech Park
Phase II, Village Maan
Taluka Mulshi, Pune 411 057
Tel.: 91 20 2293 2800
Fax: 91 20 2293 4540

Plot No. 24 / 3,
Rajiv Gandhi Infotech Park
Phase II, Village Maan
Taluka Mulshi
Pune 411 057
Tel.: 91 20 4023 2001
Fax: 91 20 3981 5352

Philippines
2nd and 3rd Floor
Trade Hall Metro
Market, Bonifacio Global City
Fort Bonifacio Taguig City
Metro Manila, Philippines
Tel.: 632 856 3319
Fax: 632 856 3320

United Kingdom
14th Floor
10 Upper Bank Street
Canary Wharf
London E14 5NP
Tel.: 44 20 7715 3388
Fax: 44 20 7715 3301

United States - Bridgewater
400 Crossing Boulevard
1st Floor, Bridgewater
NJ 08807
Tel.: 1 908 450 8209
Fax: 1 908 842 0284

Subsidiaries of Infosys BPO

Infosys BPO s.r.o

Czech Republic
Holandka 9,63900, Brno
Tel.: 420 542 212406
Fax: 420 543 236349

Infosys BPO Poland Sp.Z o.o.

Al. Pilsudskiego 22 90-051
Lodz, Poland
Tel.: 48 42 291 8000
Fax: 48 42 291 8081

UL. Gdanska 47
90-729 Lodz, Poland
Tel.: 48 42 291 8205
Fax: 48 42 291 80 73

Infosys BPO (Thailand) Limited

No.1768, 26th Floor
Thai Summit Tower
New Petchaburi Road
Bangkapi Huaykwang
Bangkok 10310
Tel.: 662 614 3444
Fax: 662 614 3333

McCamish Systems LLC

6425 Powers Ferry Road
3rd Floor
Atlanta, GA 30339
Tel.: 1 800 366 0819
Fax: 1 770 690 1800

Creative concept and design by Communication Design Group, Infosys Technologies Limited.

www.infosys.com